

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period to
Commission file number 1-36597

VISTA OUTDOOR

Vista Outdoor Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**47-1016855**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Vista Way
Anoka, MN 55303
(Address of principal executive offices)

Registrant's telephone number, including area code: **(763) 433-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01	VSTO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued statements. ☐

Indicated by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 24, 2023 the aggregate market value of the registrant's voting common stock held by non-affiliates was approximately $1.78 billion (based upon the closing price of the common stock on the New York Stock Exchange on September 22, 2023).

As of May 20, 2024, there were 58,335,995 shares of the registrant's voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

			Page
PART I			
Item 1.	Business		1
Item 1A.	Risk Factors		11
Item 1B.	Unresolved Staff Comments		25
Item 1C.	Cybersecurity		25
Item 2.	Properties		27
Item 3.	Legal Proceedings		27
Item 4.	Mine Safety Disclosures		27
PART II			
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities		28
Item 6.	Reserved		29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		29
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk		42
Item 8.	Financial Statements and Supplementary Data		43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		86
Item 9A.	Controls and Procedures		87
Item 9B.	Other Information		89
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections		89
PART III			
Item 10.	Directors, Executive Officers and Corporate Governance		90
Item 11.	Executive Compensation		90
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		90
Item 13.	Certain Relationships and Related Transactions, and Director Independence		90
Item 14.	Principal Accountant Fees and Services		90
PART IV			
Item 15.	Exhibits and Financial Statement Schedules		91
Item 16.	Form 10-K Summary		94
SIGNATURES			95

[This page intentionally left blank]

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements can be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are based on management's current expectations and assumptions regarding our business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. We caution you not to place undue reliance on any forward-looking statements. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from expectations described in such forward-looking statements, including those discussed in Item 1A of this Annual Report, and summarized below, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K we file with the Securities and Exchange Commission (the "SEC"). All dollar amounts are presented in thousands except per share data and unless otherwise indicated.

ITEM 1. BUSINESS

Certain business terms used in this Annual Report are defined in the "Glossary and Acronyms" found at the end of this section, and should be read in conjunction with the consolidated financial statements and related notes included in this Annual Report.

Our Company

Vista Outdoor is a leading global designer, manufacturer, and marketer of outdoor recreation and shooting sports products. We are headquartered in Anoka, Minnesota and have manufacturing and distribution facilities in the United States, Mexico, and Puerto Rico along with international customer service, sales and sourcing operations in Asia and Europe. We have a robust global distribution network serving customers in over 100 countries. We were incorporated in Delaware in 2014.

Our Brands

We have iconic ammunition and consumer products brands. Many of our brands have a rich, long-standing heritage, such as Remington Ammunition, founded in 1816, Federal Premium, founded in 1922 and Bushnell, founded in 1948. Other iconic brands in our portfolio include Bell, CamelBak, Fox Racing, Giro, Bushnell, Simms Fishing, Bushnell Golf and Foresight Sports. Our brands hold a strong competitive position in the marketplace. For example, we believe we hold the No.1 sales position in the U.S. markets for commercial and U.S. Law Enforcement ammunition, golf GPS and rangefinders, launch monitors on PGA tour, bike and hike hydration packs, bike bottles, motocross helmets, biking helmets, hunting and shooting accessories and fly fishing waders. To maintain the strength of our brands and drive revenue growth, we invest in product innovation to continuously improve the performance, quality, and affordability of our products while providing world-class customer support to our retail partners and end consumers. We have received numerous awards for product innovation by respected industry publications and for customer service from our retail customers. Additionally, high-profile professional athletes, sportsmen and sportswomen, as well as sponsored and organic influencers use and endorse our products, which we believe influences the purchasing behavior of recreational consumers.

We operate through four reportable segments: The Kinetic Group, Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology. Information regarding our segments is further discussed below and in Note 19, *Operating Segment Information*, to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Reportable Segments and Products

The Kinetic Group

Our The Kinetic Group segment generated approximately 52.9% of our external sales in fiscal year 2024. This segment consists of our ammunition brands.

- **Federal, Remington**, **CCI, HEVI-Shot and Speer**. These brands design, develop, distribute and manufacture ammunition, primers and components that serve devoted hunters, recreational shooters, federal and local law enforcement agencies and the military focused on the following categories:

  - Centerfire pistol ammunition for use in handguns for training, target shooting and personal protection;

  - Centerfire rifle ammunition for use in rifles for hunting, target shooting, training and personal protection;

- Rimfire ammunition for training and recreational target shooting in rifles and handguns;

- Shotshell ammunition for clay target shooting, waterfowl, and upland game hunting; and

- Ammunition components.

Among these categories, we derive the largest portion of our sales from ammunition, which is a consumable, repeat purchase product.

Brand Strategy

Our brand strategy within our Revelyst business reportable segments places an intense focus on driving its Power Brands, its largest and most iconic brands, consisting of Bell, Bushnell, Bushnell Golf, CamelBak, Foresight Sports, Fox Racing, Giro, and Simms Fishing. We will also nurture our Challenger Brands, which are our brands with high growth potential, consisting of Blackburn, Blackhawk, Camp Chef, Primos, QuietKat and Speer and Stone Glacier, over time to create further expansion opportunities.

Revelyst Outdoor Performance

Our Revelyst Outdoor Performance segment generated approximately 16.4% of our external sales in fiscal year 2024. This segment consists of its fishing, lifestyle and technical apparel, outdoor accessories, outdoor cooking and performance gear brands.

Power Brands

- **Bushnell** builds connected systems and high quality, reliable performance optic-solutions to truly immerse people into the natural world to create a deeper connection between the two.

- **Simms Fishing** allows fishing enthusiasts to stay dry from head to toe with their renowned, extensive product lines which include waders, outerwear, footwear and fishing tools and accessories. The Simms Fishing brand is #1 in waders for the independent retailer market and has a strong position as a premium angling brand.

Challenger Brands

- **Camp Chef** gathers outdoor lovers around food and fire with their line of versatile outdoor cooking, camping and grilling products that stands up to the demands of the backcountry and back patio.

- **Stone Glacier** allows hunting enthusiasts to stay dry with their technical and lifestyle apparel and outerwear.

- **Primos** provides hunting enthusiasts hunting calls and ground blinds.

- We are also proud to serve military, law enforcement and first responder personnel around the world with industry-leading brands like **Blackhawk, Eagle** and **Stone Glacier**.

Revelyst Adventure Sports

Our Revelyst Adventure Sports segment generated approximately 22.1% of our external sales in fiscal year 2024. This segment consists of its protective gear & apparel, footwear, hydration and e-mobility brands.

Power Brands

- **Bell** inspires and enables athletes through advanced helmet innovation across the motorcycle and bicycle industries. The Bell brand is #1 in cycling helmets.

- **CamelBak** manufactures hydration packs, water bottles, drinkware and coolers fit for any adventure. The CamelBak brand is #1 in bike and hike hydration packs and #1 in bike water bottles.

- **Fox Racing** is one of the most recognized and revered brands in motocross and mountain bike protection and the apparel choice of action sports athletes across the world.

- **Giro** equips enthusiasts on the mountains and on the roads with helmets, goggles, shoes and apparel. The Giro brand is #2 in snow goggles and #2 in snow helmets.

Challenger Brands

- **Blackburn** is dedicated to making durable, high quality accessories including lights, pumps, bags and other tools designed for the rigors of real-world cycling.

- **QuietKat** designs and equips outdoor enthusiasts with rugged, all-terrain e-mobility solutions to get to their next adventure or pursuit, faster and quieter.

Revelyst Precision Sports Technology

Our Revelyst Precision Sports Technology segment generated approximately 8.6% of our external sales in fiscal year 2024. This segment consists of its golf technology brands.

Power Brands

- **Bushnell Golf** is the industry leader in golf distance measuring devices. This includes laser rangefinders, golf audio devices, wrist-worn and handheld GPS and launch monitors. Bushnell Golf is the definitive #1 brand in the distance measuring device market, holding #1 share position in both the laser rangefinder and GPS category segments.

- **Foresight Sports** develops cutting-edge technology for golf enthusiasts, including launch monitors, simulators and performance analysis tools. Foresight Sports is recognized by top professional golfers, equipment manufacturers and media outlets as the industry leader in performance measurement systems. Foresight Sports is an industry leader in launch monitors and simulation solutions worldwide and continues to earn awards and accolades for design, accuracy and reliability. The Foresight Sports brand is the #1 in launch monitors on the PGA Tour.

Our Strategic Initiatives

Sale of The Kinetic Group and Planned Separation

On October 15, 2023, we entered into a definitive agreement (the "Merger Agreement") to sell The Kinetic Group business (formerly the Sporting Products business) to CZECHOSLOVAK GROUP a.s. ("CSG"), for an enterprise value of $1,910,000 ("the base purchase price") on a cash-free, debt-free basis subject to working capital adjustments, in an all-cash transaction (the "Sporting Products Sale"). The Sporting Products Sale represents the next step in Vista Outdoor's plan to split Vista Outdoor into two separate entities, which was previously announced on May 5, 2022. Pursuant to a Separation Agreement entered into between Vista Outdoor and Revelyst, Inc. ("Revelyst") simultaneously with the entry into the Merger Agreement, Vista Outdoor will separate its Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments (together, the "Revelyst business", formerly the Outdoor Products business) from The Kinetic Group business by transferring the assets and liabilities of the Revelyst business to a wholly owned subsidiary of Vista Outdoor, Revelyst, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only The Kinetic Group business), with each share of common stock, par value $0.01 per share, of Vista Outdoor ("Vista Outdoor Common Stock") outstanding as of immediately prior to the closing of such transaction (other than shares held by Vista Outdoor, its subsidiaries or CSG, which will be canceled, and shares subject to appraisal demands in connection with the Sporting Products Sale) being converted into the right to receive (a) one fully paid and non-assessable share of common stock of Revelyst and (b) $12.90 in cash ("Cash Consideration").

On May 27, 2024, the parties entered into the first amendment to the Merger Agreement (the "First Amendment"). The First Amendment:

1. increases the base purchase price from $1,910,000 to $1,960,000;

2. increases the Cash Consideration from $12.90 to $16.00 in cash per share of Vista Outdoor Common Stock; and

3. provides that certain Vista Outdoor restricted stock units held by Company employees will be converted into restricted cash awards, subject to the same terms and conditions as the corresponding Vista Outdoor restricted stock units, including vesting terms, to the extent necessary to address adverse tax consequences to such employees and the Company under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended from time to time.

The Sporting Products Sale is expected to close in calendar year 2024, subject to approval of our stockholders, receipt of clearance by the Committee on Foreign Investment in the United States and other customary closing conditions. There can be no assurance regarding the ultimate timing of the proposed transaction or that the Sporting Products Sale will be completed.

GEAR Up Transformation Program

During the fourth fiscal quarter of 2024, we initiated the GEAR Up transformation program (GEAR Up). GEAR Up is an efficiency and cost savings initiative program to accelerate growth and transformation within our Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology reportable segments, which is driven by the following key elements:

- **Simplification of the Business Model**: Simplifying the structure of these reportable segments will accelerate them becoming an integrated house of iconic, high-performing outdoor brands that work together as one cohesive unit to form a globally branded company leveraging shared learnings and Centers of Empowerment to drive execution on a global, omni-channel growth strategy;

- **Increased Efficiency and Profitability**: Maximizing efficiency and streamlining operations through consolidation of current real estate footprint, back-office technology stack, supply chain and organizational structure; and

- **Reinvestment in the Highest Potential Brands**: Leveraging substantial opportunity to reinvest into the highest potential brands of these reportable segments to accelerate their growth and innovation pipelines.

See *GEAR Up Transformation Program* in the Executive Summary and Financial Highlights of Part II, Item 7 of this Annual Report for further discussion GEAR Up.

Market Opportunity

We participate in the global market for consumer goods geared toward outdoor recreation and hunting and recreational shooting related products. The hunting and recreational shooting continues to see increased participation as NICS has processed more than 1 million checks per month for 57 consecutive months as of April 2024. The outdoor recreation industry has benefited from strong outdoor participation trends across multiple outdoor activities, including camping, cycling, hunting, fishing and golf. For example, participation in outdoor recreation in the U.S. has been steadily growing since 2014 and hit an all-time high in 2022, as measured by number of participants.

According to the National Golf Foundation, on-course participation in golf has now increased for six straight years, reaching an estimated 26.6 million golfers in 2023, the highest level in more than a decade. Golf participation has also expanded off of the course with an estimated 32.9 million golfers, who are typically younger and more diverse than on course participants, playing off course golf in 2023. Digging into the off course participants further, an estimated 6.2 million Americans are expected to hit golf balls in a golf simulator in 2023, a total that exceeds pre-pandemic levels by 73%. With non-golfers making up more than half of golf simulator users, there is a large opportunity to continue to expand the golf market and attract new users.

An estimated 54.5 million Americans fished in 2022, an increase of 4% from the prior year. The fishing industry has been consistently stable and the national participation rate in fishing has not dropped below 16% since 2007.

We continue to observe elevated participation rates and expect these trends to continue going forward. According to the Bureau of Economic Analysis, the outdoor industry continues to expand and positively impact the U.S. economy as the gross economic output of the outdoor industry in 2022 was $1.1 trillion and 2.2% of GDP, compared to $862 billion and 1.9% of GDP in 2021. Additionally, approximately 5 million people in the U.S. were supported by outdoor industry jobs in 2022, compared to approximately 4.5 million people in 2021.

Competitive Strengths

One of the Largest Houses of Iconic Brands in the Outdoor Products Space

Our house of brands includes iconic, market-leading brands and is one of the largest collections in the industry. We inspire and equip a broad and diverse range of consumers around the globe, including outdoor enthusiasts, golfers, off-road riders, cyclists, backyard grillers, campers, hunters, anglers, recreational shooters, athletes, as well as law enforcement and military professionals. Many of ours brands have a rich, long-standing heritage and connection to their core consumer market, while other brands are newer, high-growth brands that are leading technological advances in their respective fields.

Leading Innovation and Product Development Competencies

In the highly competitive business in which we operate, our tradenames, service marks, and trademarks are important to distinguish our products and services from our competitors. We rely on trade secrets, continuing technological innovations, and licensing arrangements to maintain and improve our competitive position. We also have a portfolio of approximately 1,832 U.S. and foreign patents, and we believe these patents, as well as unpatented research, development, and engineering skills make important contributions to our business. We employ on average 100 dedicated design and product development professionals across the organization. We are not aware of any facts which would negatively impact our continuing use of any of our material tradenames, service marks, trademarks, or patents.

By applying our engineering and manufacturing expertise, we have been able to bring to market new and innovative products that maintain product differentiation while targeting affordability for our end consumers. Recent examples of our innovative, market-leading products from our company's brands include the following:

- Foresight Sports, a global leader in golf launch monitors, simulators and optical technology, recently launched the **Foresight Falcon** overhead launch monitor which delivers a massive hitting area with the utmost shot-measuring accuracy and reliability, courtesy of the same Quadrascopic Technology found in the award-winning **GCQuad.** The smaller form factor still captures nearly twice the measured data parameters of competitive overhead launch monitors. The also launched the **QuadMAX™** launch monitor which packs even more features into its compact, ruggedized form factor. The QuadMAX™ boasts a touchscreen display, new on-device data parameters, and swing speed training.

- The **Cirque LITE Jacket** from Stone Glacier strikes the perfect balance between warmth, breathability and weather resistance to create a truly versatile hunting jacket that can be worn across the spectrum of mountain hunting conditions. A hybrid fabric construction places synthetic insulation and a weather-resistant face fabric across the torso for core warmth with highly breathable microgrid fleece in the side panels to purge sweat. The Cirque LITE's ability to maintain your temperature and move moisture excels in the dynamic conditions experienced on the hunt, whether it's a stop-and-go stalk on a cool September evening or a savage morning ascent to a snow-swept ridge in late November. The Cirque LITE is a reliable layer that will stay in the lineup all season long.

- With the touch of a button on your smartphone, the Bushnell **CelluCORE™ LIVE** lets you see LIVE video of the deer you manage, the spots you scout, the property you protect or any other scenario that matters to you. And, with Dual SIM Connectivity, it automatically connects to the strongest cellular network signal in your camera's area. The CelluCORE LIVE connects, receives and sorts high-quality images faster and holds up with rugged reliability season after season. You'll get clear day and night photos sent right to your devices, plus long battery life and a simple setup. Bushnell + onX integration allows you to add your Bushnell cellular trail cams to your onX hunt account, so you get all your images and info from every camera location in one app. And coming soon, True Target Recognition will make it easy to get notifications when your camera has images of the targets you truly want to scout, not the ones you don't.

- The QuietKat **Apex XD** features a groundbreaking five-speed internally geared hub, while the Apex HD comes with a two-speed internally geared hub. Both eBikes boast a custom frame design available in step-over and step-through styles. The frame includes a patent-pending modular rear rack, an optional front rack, and 118 additional mounting points. Other industry leading features include a dropper post with integrated suspension, a fully UL-certified 30Ah battery (up to 90 miles of range on a single charge) and VPO 2.0, which includes new "climb" and "stealth" modes.

- When you're pushing limits on the bike—physical and mental—you want smart, no-compromise gear that puts you in the comfort zone, competitive zone and, most of all, the high-performance zone. Fox Racing released the groundbreaking **V3 RS** helmet, marking a new pinnacle in Motocross helmet technology and expanding offerings to cater to riders of all levels worldwide.

- The Simms Fishing **Challenger 7" deck boot** is a purpose-built fishing tool that's extremely versatile around and off water. From the dock duties to running laps around the deck, the vulcanized-rubber Challenger 7" Boot sets the task-ready standard for guaranteed waterproof protection and comfort. Features include vulcanized rubber outer with neoprene lining; Simms Fishing proprietary rugged deck outsole provides grip and traction on all surfaces; and pull-on loop for easy on and off.

- Unleash your inner DJ with the new **Wingman View** from Bushnell Golf. The Wingman View features an LCD screen that provides GPS distances and music information, along with premium audio quality and an integrated BITE magnet cart mount. The Wingman View offers golfers a "best in class" audio experience both on and off the golf course.

- Within The Kinetic Group, Federal introduced **Fusion Tipped** to meet the demands of dedicated whitetail deer hunters seeking improved accuracy and longer ranges without compromising on bullet reliability. Remington expanded its effective big game bullet range with **Premier CuT**, a rugged copper alloy bullet delivering exceptional accuracy and terminal performance expected by hunters for tipped bullets. CCI, renowned for rimfire ammunition, launched **Uppercut**, a groundbreaking expanding personal protection option in 22 Long Rifle, setting a new standard in this category.

Centers of Empowerment Provide Significant Scale Advantage

Through the GEAR Up transformation program, we are developing a methodical approach to sharing our expertise across various areas amongst our brands to empower our platforms to grow, which we refer to as our Centers of Empowerment. The Centers of Empowerment will provide us with significant shared resources that can be leveraged to drive growth in revenue and profitability and will include expertise in distribution, supply chain, direct-to-consumer, information technology and international. We believe that our Centers of Empowerment will enable us to manufacture and distribute products in a more efficient and strategic manner than our competitors as well as open new doors and sales opportunities. Additionally, our Centers of Empowerment will allow our brands to dedicate a greater portion of their time to creating new, innovative products for consumers and better experiences for customers, enabling us to better serve their needs and capture market share. The impact of our Centers of Empowerment will continue to grow as we scale and build on these competencies, driving further operating leverage.

Supply Chain

Through the GEAR Up transformation program, we are streamlining our supply chain, which we expect will allow us to create additional spending leverage with a centralized sourcing and procurement function. We have a manufacturing footprint that includes nine facilities across the U.S., Mexico and Puerto Rico, and we expect to expand our manufacturing capability in Puerto Rico and Mexico to support increased business in military and law enforcement and near shore products to reduce cycle times. We source finished products both domestically and internationally for global distribution and have teams of local sourcing and quality assurance experts on the ground where its largest suppliers are located. We are constantly evaluating the manufacturing of our products versus buying and sourcing of finished goods to ensure optimal decisions are made for the long-term growth and profitability of the business.

We continuously seek to improve our vendor base as well as our in-country support and oversight, and through our integrated supply chain management process, we seek to provide year-over-year reductions in product costs. We believe the scope and scale of the sourcing network that we are creating will be difficult for many of our competitors to replicate. Our supply chain and logistics infrastructure will give us the ability to serve a broad array of wholesale and retail customers, many of whom already rely on us for services such as category management, marketing campaigns, merchandising and inventory replenishment.

Distribution

As part of our GEAR Up transformation program, we are transitioning the Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology segments to a geographic based network from the nine distribution centers supporting each individual business unit to optimize their structure and routes to consumers and retailers. We also expect to leverage our current sites in Calgary, Eindhoven and Singapore to support these segment's international growth, expanding distribution to even more categories and brands. We expect our distribution strategy and expanded footprint to unlock higher efficiency and scale opportunities than these segment's brands could achieve on their own.

Direct-to-Consumer

Direct-to-consumer sales are expected to be a focus of our business, and we are gaining meaningful traction with our various initiatives. We have found that the direct-to-consumer channel not only enables us to achieve higher margins, but also benefits the customer by providing the convenience of accessing our full portfolio of products wherever and whenever they want to shop. Our global digital commercial strategy will be focused on enhancing our brands. This strategy will involve centralized resources and a consolidated ecosystem that will drive commercial alignment, accelerate revenue and share growth.

Information Technology

As a part of our GEAR Up program, we are transitioning from a complex, multiple enterprise resource planning ("ERP") structure to optimize ERP instances. We are consolidating and streamlining our technical systems to allow for less redundancy, enhanced capabilities and optimized resource allocation. This shared systems and resources model should enable us to access and share data and analytics across its platforms in real time, further accelerating its innovation and consumer engagement. Additionally, we expect that our spending will be more efficient, resulting in improved profitability.

International

We intend to leverage the existing global infrastructure acquired from the purchase of Fox Racing to create a unified and scalable international model. Today, many of our brands are under-indexed in international sales and we believe there is significant opportunity by creating a unified and scalable international operating model that focuses on accelerating the international penetration of our brands.

Customers and Marketing

We sell our products through big-box, e-commerce, specialty and independent retailers and distributors such as Academy, Amazon, Bass Pro Shops/Cabela's, Dick's Sporting Goods, Kiesler Police Supply, Nations Best Sports, PGA Tour Superstore, Play Better Sports, Recreational Equipment, Inc., Scheels, Sports Inc., Sports South, Scheels, Sportsman's Warehouse, TJ Morris and Walmart. Many of our products are also sold directly to consumers through our brands' websites and retail locations.

We have a scalable, integrated portfolio of brands that allows us to leverage our deep customer knowledge, product development and innovation, supply chain and distribution and sales and marketing functions across product categories to better serve our retail partners and consumers.

Sales to our top ten customers accounted for approximately 30% of our consolidated net sales in fiscal year 2024. In fiscal year 2024, U.S. customers represented approximately 83% of our sales and customers outside of the U.S. represented approximately 17% of our sales. Of our fiscal year 2024 sales, approximately 13% were to law enforcement and military professionals. See Note 19, *Operating Segment Information,* to the consolidated financial statements in Part II, Item 8 of this Annual Report for further information regarding our customers and geographic sales information.

Omni-channel marketing and sales have been a major focus of our business, and we have gained meaningful traction with its various initiatives. Direct-to-consumer channels, including our brands' direct-to-consumer websites, owned brick and mortar retail, mobile device applications and third-party marketplaces, represent an increasing portion of our sales across many of our brands. We believe that we are uniquely positioned to become a leader within the global digital commercial channel as we focus on establishing a stronger direct-to-consumer presence and driving international expansion through a centralized digital commercial strategy that powers commercial alignment, accelerating sales and share growth while continuing to spearhead new partnerships.

We believe the shooting sports and outdoor recreation industries are led by enthusiasts with a passion for reliable, high-performance products, who rely on a wide variety of media for opinions and recommendations about available products. We use paid, earned, shared, and owned media to enhance the perception of our brands and products and to reinforce our leadership positions in the market. We supplement this exposure with data-driven print and digital advertising that is designed to maximize reach and return on investment. We have an industry-leading digital media presence that includes YouTube and other social media influencers. Our goal is to strengthen our existing consumers' brand loyalty while at the same time reaching new users of our products.

Quality Assurance

We maintain a disciplined quality assurance process. We set stringent metrics to drive year-over-year quality improvements. We also have customer call centers, which allow us to collect feedback on our customer service, and robust social media tracking and engagement tools that enable us to collect real-time feedback, communicate with end-users and ensure that our customers and end consumers are satisfied with our products and customer service.

Competition

Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features, and warranties, as well as sales and marketing programs. Given the diversity of our product portfolio, we have various significant competitors in each of our markets, including: Winchester Ammunition of Olin Corporation, Clarus, CBC Group, Fiocchi Ammunition, Hornady, PMC, and Rio Ammunition in The Kinetic Group segment; Alpine Stars, Bontrager, Canyon, Schwinn, Shimano, Shoei, Smith, Specialized, Contigo, Hydro Flask, Osprey, Nalgene and Yeti in Revelyst's Adventure Sports segment; Garmin, Nikon, SkyTrak, Topgolf Callaway and Trackman in Revelyst's Precision Sports Technology segment; and Huk, Orvis, Patagonia, Caldwell, Covert Optics, Nikon, Leupold, Rhino, Vortex, Wheeler, Coleman, Traeger, Weber, Kuiu, First Lite, Mystery Ranch and Sitka in Revelyst's Outdoor Performance segment.

Seasonality

Our business experiences a certain level of seasonality. Our products are used throughout the year in a number of varying activities. For example, during the spring and summer months, sales of our products, such as golf accessories and mountain biking accessories, are in high demand. Similarly, sales of our winter sport accessories increase during the months of October through December. Finally, sales of our ammunition and premium hunting accessories are generally highest during the months of August through December due to shipments around the fall hunting season and holidays.

Regulatory Matters

Like many other manufacturers and distributors of consumer products, we are required to comply with numerous laws, rules, and regulations, including those involving labor and employment law, the FCPA and similar international anti-bribery laws, environmental law, consumer product safety, data privacy and security, workplace safety, and the export and import of our products. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future. We believe we are in material compliance with all applicable domestic and international laws and regulations.

Our operations are subject to numerous international, federal, state, and local laws and regulations relating to environmental protection, including those governing the discharge, treatment, storage, transportation, remediation, and disposal of hazardous materials and wastes, and restoration of damages to the environment, as well as health and safety matters. We believe that our operations are in material compliance with these laws and regulations and that forward-looking, proper and cost-effective management of air, land, and water resources is vital to the long-term success of our business. Our environmental policy identifies key objectives for implementing this commitment throughout our operations. We incur operating and capital costs on an ongoing basis to comply with environmental requirements and could incur significant additional costs as a result of more stringent requirements that may be promulgated in the future.

Some environmental laws, such as the U.S. federal Superfund law and similar state laws, can impose liability, without regard to fault, for the entire cost of the cleanup of contaminated sites on current or former site owners and operators or parties who sent wastes to such sites. We are conducting investigation and/or remediation activities at certain of our current or former sites where impacts from our historical operations have been identified. Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities at these sites, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows. We could, however, incur substantial additional costs as a result of any additional obligations imposed or conditions identified at these or other sites in the future.

As a manufacturer and distributor of consumer products, we are subject to various domestic and international consumer product safety laws, such as the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to investigate and deem certain of our products as unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission or similar international agencies could ask a court to require us to repurchase or recall one or more of our products. In addition, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products.

While we do not manufacture firearms, we are also subject to the rules and regulations of the ATF and various state and international agencies that control the manufacture, export, import, distribution, and sale of firearms, explosives, and ammunition. If we fail to comply with these rules and regulations, these agencies may limit our growth or business activities, or, in extreme cases, revoke our licenses to do business. Our business, as well as the business of all producers and marketers of ammunition, is also subject to numerous federal, state, local, and foreign laws, regulations and protocols. Applicable laws:

- require the licensing of all persons manufacturing, exporting, importing, or selling ammunition as a business;

- require labeling and tracking the acquisition and disposition of certain types of ammunition, and certain related products;

- regulate the use and storage of gun powder or other energetic materials;

- regulate the interstate sale of certain ammunition;

- limit the mail-order sale of ammunition;

- regulate our employment of personnel with certain criminal convictions; and

- restrict access to ammunition manufacturing facilities for certain individuals from other countries or with criminal convictions.

In some cases, the handling of our technical data and the international sale of our products is also regulated by the U.S. Department of State and Department of Commerce. These agencies oversee the export of certain of our products including ammunition and night vision devices and related technical data, amongst other products. In many instances, we must obtain export authorizations for international shipments. To date, most of our requests for export licenses have been approved. These agencies can impose civil and criminal penalties, including preventing us from exporting our products, for failure to comply with applicable laws and regulations.

We are also regulated by the U.S. Department of Homeland Security, which regulates the out-bound and in-bound movement of certain of our products, as well as components, parts, and materials used in our manufacturing processes. The agency is authorized to detain and seize shipments, as well as penalize us for failure to comply with applicable regulations. The agency also works closely with the Department of State and the Department of Commerce to protect national security.

Human Capital

Our employees are the center of our success. We employ approximately 6,400 individuals in the United States and across the globe. Our employees lead in the fields of manufacturing, brand marketing, distribution, supply chain management, engineering, product development, e-commerce and finance, among many other talents and specialties. In total, 70 percent of our employees are in production roles, directly building or distributing world-class outdoor recreation gear and products for our consumers.

We prioritize employee success and well-being through strong corporate infrastructure and local programming that supports employee engagement, recruiting, professional development, safety, diversity, compensation and benefits. We have no union-represented employees other than those outside the United States as required by law. We believe that our employee relations generally are strong.

Our value proposition for employees begins with our unique culture, which is centered on an unwavering belief that when we do well as a business, we can do good for our communities, employees and charitable partners. Support for our people drives us at every level.

Employee Engagement

The importance of two-way communication with employees is critical in the post-pandemic environment. Our Co-Chief Executive Officers and business unit leaders hold regular employee town hall meetings where they provide updates and address employee questions. We regularly update employees with company news, important notices, our philanthropic efforts and employee stories through several channels, including our intranet hub, social media and our public-facing website. Our employee engagement initiatives are especially important across our diverse network, which includes multiple locations across the globe and a diverse set of working environments, including production, office, hybrid and remote. We regularly review our content and cadence of communication to ensure our levels of engagement are hitting the mark and driving continuous improvement.

Recruiting

Recruiting and retaining talented individuals is paramount to our long-term success. We prioritize the hiring of smart, energetic and passionate people who have the skillsets to drive value creation while also injecting diverse experiences and perspectives into our culture and long-term goals. We are active on social media and pursue partnerships with diverse organizations to expand the reach of our employment pool while ensuring that veterans, people of color, women and others with unique backgrounds are introduced to our company and open positions.

Professional Development

We take career development seriously. We go to great lengths to make learning and knowledge available to our employees. We deploy a variety of worker training programs on our factory and production floors, including the use of internal leaders and outside safety trainers. Programs such as tuition reimbursement, internships and employee scholarship programs are some of the ways we invest in our people and their knowledge. We know these investments are good not only for our people but for our business.

Safety

We operate in a highly regulated environment, in the U.S. and internationally. U.S. federal, state and local governmental entities and foreign governments regulate many aspects of our business through product safety standards, laws and regulations.

We have a team of dedicated professionals who oversee various aspects of product safety and compliance in the company. These teams enhance an already robust local safety ethos to help ensure compliance with product safety laws and regulations that apply to their products.

Our product safety and compliance personnel have broad and diverse academic and experience credentials and are often sought out by regulators, law enforcement, other industry participants and internal stakeholders to serve as expert consultants and witnesses. This hybrid organizational structure, together with robust internal policies and procedures, creates checks and balances across the product safety landscape to help ensure that we meet our continuing obligations to regulators and consumers throughout the product life cycles and to keep our employees safe.

On the consumer side, as an outdoor sports and recreation company, we believe that our consumers should be safe when engaging in the outdoor activity of their choice. We partner with a variety of organizations who promote education and safety training, support policies that advance safety initiatives and use our brand platforms to educate and share best practices for the safe use of our products.

Diversity and Inclusion

We continuously look for ways to be a more diverse and inclusive company, from improving our recruiting and marketing efforts, to listening and educating our employees via local councils, to sponsoring and participation in mentoring programs, to expanding career growth opportunities and external partnerships.

	March 31,	
Statistic	**2024**	**2023**
% of U.S. employees identifying as persons of color (non-white)	19%	20%
% of U.S. leadership (manager and above) identifying as persons of color	11%	10%
% of U.S. employees who are female	27%	28%
% of U.S. leadership (manager and above) who are female	28%	29%
% of U.S. employees who are veterans	7%	7%

Compensation

We believe in equal pay for equal work. We believe pay and compensation should match the talent, experience and skillset of a person, and nothing else. We regularly review our compensation practices and benchmark our performance with others in the industry to ensure we are fulfilling our obligations of fair pay.

Benefits

Our benefit programs offer comprehensive coverage to help protect our employees' health, family and future, and are an important part of the total compensation we provide. We offer both company-provided and optional benefits, including basic life insurance, medical, prescription, telemedicine, emotional well-being, earned wage access, and an employee product purchase program. We offer a 401(k) savings plan, with a higher-than-average match for participating employees. Each year we evaluate our program offerings to ensure alignment with market practices that best meet the holistic needs of our employees and their families.

The Vista Outdoor Employee Assistance Fund was created in fiscal year 2021 to help employees who are facing financial hardship immediately following a natural disaster or an unforeseen personal hardship. In fiscal year 2023, the fund aided five employees facing urgent situations. In fiscal year 2024, the fund aided an additional five employees. This fund relies primarily on payroll deductions from employees and support from Vista Outdoor, this gives our employees an opportunity to help their colleagues and for Vista to support people in times of need. These contributions and donations, can provide a tax-free grant to help fellow employees in need when they are facing an unexpected situation.

Available Information

You can find reports on our company filed with the SEC free of charge on our internet site at *www.vistaoutdoor.com* under the "Investors" heading. These include our annual report on form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make these reports available as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information found on our website is not part of this or any other report that we file with or furnish to the SEC. Our SEC filings are also available to the public over the Internet at the SEC's website at *www.sec.gov*.

Glossary and Acronyms

2022 ABL Revolving Credit Facility: Refers to the Vista Outdoor Inc. senior secured asset-based credit facility comprised of $600 million revolving credit commitments under the Asset-Based Revolving Credit Agreement, dated as of August 5, 2022, among Vista Outdoor Inc., the Additional Borrowers from time to time party thereto, the Lenders party thereto and Capital One, National Association.

2022 Term Loan: Refers to the Term Loan Credit Agreement, dated as of August 5, 2022, among Vista Outdoor Inc. and JP Morgan Chase Bank, N.A.

2021 ABL Revolving Credit Facility: Refers to the Vista Outdoor Inc. senior secured asset-based credit facility comprised of $450 million revolving credit commitments under the Asset-Based Revolving Credit Agreement, dated as of March 31, 2021, among Vista Outdoor Inc., the Additional Borrowers from time to time party thereto, the Lenders party thereto and Capital One, National Association.

4.5% Notes: Refers to the Vista Outdoor Inc. secured senior notes due 2029 (the "4.5% Notes")

Lake City: Refers to the Lake City Army Ammunition Plant operated by a subsidiary of Olin Winchester.

Vista Outdoor, the Company, we, our, and us: Refers to Vista Outdoor Inc.

ATF: Bureau of Alcohol, Tobacco, Firearms and Explosives

NICS: National Instant Criminal Background Check System

PRP: Potentially responsible party

Organic: Organic sales, organic gross-profit and organic operating income is a non-GAAP measure of sales, gross-profit and operating income, excluding the impacts of acquisitions from year-over-year comparisons. Amounts from acquisitions are considered inorganic for the twelve months after acquisition.

ITEM 1A.   RISK FACTORS

We operate in a rapidly changing business environment that involves numerous risks and uncertainties. The following discussion addresses risks and uncertainties that could cause, or contribute to causing, our actual results to differ from our expectations in material ways. These risks and uncertainties, or other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations, cash flows and financial condition. The trading price of our common stock could also decline due to any of these risks. The following information should be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

Risks Related to Our Operations

Significant supplier capacity constraints, supplier production disruptions, supplier quality issues or price increases could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on third-party suppliers for various product components and finished goods exposes us to volatility in the availability, quality and price of these product components and finished goods. A disruption in deliveries from our third-party suppliers, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak, global conflicts, capacity constraints, production disruptions, price increases or decreased availability of raw materials, gunpowder or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs.

Our inability to obtain sufficient quantities of components, including gun powder, parts, raw materials, and other supplies from independent sources necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales or orders could adversely impact our results of operations. Many of the components, parts, raw materials, and other supplies used in the production of our products are available only from a limited number of suppliers. We do not have long-term supply contracts with all of our suppliers. As a result, we could be subject to increased costs, supply interruptions and difficulties in obtaining materials. Our suppliers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products that we use in our products. The time lost in seeking and acquiring new sources could have an adverse effect on our business, financial condition or results of operations.

In addition, our supply contracts are generally not exclusive. As a result, supplies we may need may be allocated to other customers, such as where necessary to fulfill priority orders to the government or during times of elevated demand. Additionally, our suppliers may provide similar supplies and materials to our competitors, some of which could potentially purchase these supplies and materials in significantly greater volume than we do. Our competitors could enter into restrictive or exclusive arrangements with these suppliers that could impair or eliminate our access to necessary supplies and materials.

Quality issues experienced by third-party suppliers could also adversely affect the quality and effectiveness of our products and result in liability and reputational harm.

Shortages of, and price increases for, labor, components, parts and other supplies, as well as commodities used in the manufacture and distribution of our products, may delay or reduce our sales and increase our costs, thereby harming our results of operations.

We manufacture a significant portion of our products at plants that we own, including ammunition products. Shortages of, and cost increases for, labor and other inputs to the manufacturing process could delay or reduce our sales and reduce our gross margins and thereby have an adverse effect on our financial condition and results of operations.

Although we manufacture many of the components for our products, we purchase from third-parties certain important components, finished goods, and raw materials. The costs of these components, finished goods, and raw materials are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control, including natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak. We also use numerous commodity materials in producing and testing our products, including copper, lead, plastics, tungsten, bismuth, steel, wood, and zinc. Commodity prices could increase, and any such increase in commodity prices may harm our results of operations.

Higher prices for electricity, natural gas, microchips metals, gunpowder, transportation and fuel increase our production and shipping costs. A significant shortage, increased prices or interruptions in the availability of these commodities and components would increase the costs of producing and delivering products to our customers and would be likely to negatively affect our earnings. Commodity costs have varied significantly during recent fiscal years and remain a volatile element of our costs.

Seasonality and weather conditions may cause our results of operations to vary from quarter to quarter.

Because many of the products we sell are used for seasonal outdoor sporting activities, our results of operations may be significantly impacted by unseasonable weather conditions. For example, our winter sport accessories sales are dependent on cold winter weather and snowfall, and can be negatively impacted by unseasonably warm or dry weather. Conversely, sales of our spring and summer products, such as golf accessories, can be adversely impacted by unseasonably cold or wet weather. Accordingly, our sales results and financial condition will typically suffer when weather patterns do not conform to seasonal norms.

Sales of our hunting accessories are highest during the months of August through December due to shipments around the fall hunting season and holidays. In addition, sales of our ammunition have historically been lower in our first fiscal quarter. The seasonality of our sales may change in the future. Seasonal variations in our results of operations may reduce our cash on hand, increase our inventory levels and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Our revenues and results of operations may fluctuate unexpectedly from quarter-to-quarter, which may cause our stock price to decline.

Our revenues and results of operations have fluctuated significantly in the past and may fluctuate significantly in the future due to various factors, including, but not limited to:

- market acceptance of our products and services;

- general economic conditions;

- the timing of large domestic and international orders;

- cancellation of existing orders;

- the outcome of any existing or future litigation;

- adverse publicity surrounding our products, the safety of our products or the use of our products;

- changes in our sales mix;

- new product introduction costs;

- high levels of retailer and distributor inventory;

- complexity in our integrated supply chain;

- increased raw material and/or other commodity expenses;

- changes in amount and/or timing of our operating expenses;

- natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, in markets in which we, our customers, suppliers and manufacturers operate;

- changes in laws and regulations that may affect the marketability of our products;

- the domestic political environment, including debate over the regulation of ammunition and related products; and

- uncertainties related to changes in macroeconomic and/or global conditions, including as a result of the war in Ukraine and the imposition of sanctions on Russia.

As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful in the short term, and our performance in a particular period may not be indicative of our performance in any future period.

We are exposed to risks associated with acquisitions, which could adversely affect our future financial results.

Our business strategy includes growth through acquisitions or other transactions. The expected benefits of any future acquisitions or other transactions may not be realized. Costs could be incurred on pursuits or proposed acquisitions that may never close that could significantly impact our business, financial condition or results of operations.

Additionally, after any acquisition, unforeseen issues and/or costs could arise that adversely affect our anticipated returns or that are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual results of operations may vary significantly from initial estimates due to a variety of factors, including general economic conditions affecting the market for our products.

Furthermore, if, due to declining market conditions or other factors, we determine that the carrying value of the goodwill or other intangible assets associated with an acquired business exceeds the fair value of such assets, we may be required to record a significant impairment charge in the period during which such determination was made, which would negatively affect our results of operations. For example, we have recorded impairment charges to goodwill and identifiable indefinite-lived intangible assets during fiscal years 2024 and 2023.

We may engage in other strategic business transactions. Such transactions could result in unanticipated costs and difficulties, may not achieve intended results and may require significant time and attention from management, which could have an adverse impact on our business, financial condition or results of operations.

Risks may also include potential delays in adopting our financial and managerial controls and reporting systems and procedures, greater than anticipated costs and expenses related to the integration of the acquired business with our business, potential unknown liabilities associated with the acquired company, employee retention, challenges inherent in effectively managing an increased number of employees in diverse locations and the challenge of creating uniform standards, controls, procedures, policies, and information systems. These and other risks relating to our acquisitions could have an adverse effect on our business, financial condition or results of operations.

Our results of operations could be materially harmed if we are unable to forecast demand for our products accurately.

We often schedule internal production, place orders, and at times pre-pay for products, components and materials with third-party suppliers before receiving firm orders from our customers. In addition, orders from customers are generally subject to cancellation at any time before acceptance. If we fail to accurately forecast customer demand or if orders are cancelled before delivery, we may experience excess inventory levels or a shortage of products to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include:

- an increase or decrease in consumer demand for our products or for the products of our competitors;

- our failure to accurately forecast customer acceptance of new products;

- new product introductions by competitors;

- changes in our relationships with customers;

- changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak;

- changes in laws and regulations governing the activities for which we sell products, such as hunting and shooting sports;

- weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products; and

- the domestic political environment, including debate over the regulation of ammunition and related products.

Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory on less favorable terms, including discounted prices or payment terms, which could have an adverse effect on our business, financial condition or results of operations. If we underestimate demand for our products, our manufacturing facilities or third-party suppliers may not be able to create products to meet customer demand, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. We may not be able to manage inventory levels successfully to meet future order and reorder requirements.

A disruption in the service or a significant increase in the cost of our primary delivery and shipping services for our products and component parts or a significant disruption at shipping ports could have a negative impact on our business.

We use various carriers including Federal Express ("FedEx") for a significant portion of ground shipments of products to our U.S. customers. We use air carriers and ocean shipping services for most of our international shipments of products. Furthermore, many of our finished goods and many of the components we use to manufacture our products are shipped to us via air carrier and shipping services. If there is any significant interruption in service by such providers or at airports or shipping ports in the future, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products or receive finished goods or components in a timely and cost-efficient manner. As a result, we could experience manufacturing delays, increased manufacturing and shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. Any significant interruption in FedEx services, other ground carriers, air carrier services, ship services or at airports or shipping ports could have a negative impact on our business. Furthermore, if the cost of delivery or shipping services increases significantly and the additional costs cannot be covered by product pricing, our operating results could be materially adversely affected.

We face risks relating to our international business operations that could adversely affect our business, financial condition or results of operations.

Our ability to maintain the current level of operations in our existing international markets and to capitalize on growth in existing and new international markets is subject to risks associated with our doing business internationally, including:

- issues related to managing international operations;

- potentially adverse tax developments;

- lack of sufficient protection for intellectual property in some countries;

- currency exchange;

- import and export controls;

- social, political, and economic instability in the countries in which we operate;

- changes in economic conditions;

- uncertainties related to changes in macroeconomic and/or global conditions, including as a result of the war in Ukraine and the imposition of sanctions on Russia;

- the occurrence of natural disasters, public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, in countries in which we operate;

- local laws and regulations, including those governing labor, product safety and environmental protection;

- changes to international treaties and regulations; and

- limitations on our ability to efficiently repatriate cash from our foreign operations.

Any one or more of these risks could adversely affect our business, financial condition or results of operations.

Some of our products contain licensed, third-party technology that provides important product functionality and features. The loss or inability to obtain and maintain any such licenses could have a material adverse effect on our business.

Some of our products contain technology licensed from third-parties that provides important product functionality and features. We cannot assure you that we will have continued access to this technology. For example, if the licensing company ceases to exist, either as a result of bankruptcy, dissolution or purchase by a competitor, we may lose access to important third-party technology and may not be able to obtain replacement technology on favorable terms or at all. In addition, legal actions, such as intellectual property actions, brought against the licensing company could impact our future access to the technology. Any of these actions could negatively affect our technology licenses, thereby reducing the functionality and features of our products, and adversely affect our business, financial condition or results of operations.

Failure to attract and retain key personnel could have an adverse effect on our results of operations.

Our future success will depend in part on the continued service of key personnel and our ability to attract, retain and develop key managers, designers, sales and information technology professionals and others. We face intense competition for these individuals worldwide. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Catastrophic events may disrupt our business.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, public health crisis (such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak), cyber-attack, terrorist attack, explosion or other catastrophic event could cause delays in producing or procuring products, completing sales, providing services or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and our results of operations.

In addition, damage or disruption to our manufacturing and distribution capabilities or those of our suppliers, because of a major earthquake, weather event, public health crisis, cyber-attack, terrorist attack, fire or explosion or other catastrophic event could impair our ability, or the ability of our suppliers to manufacture or sell our products. If we do not take steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, such events could have a material adverse effect on our business, financial condition or results of operations, as well as require additional resources to restore our supply chain.

Some of our products involve the manufacture or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents that have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. We have safety and loss prevention programs that require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. We cannot assure you, however, that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Markets for Our Products

Our sales are highly dependent on purchases by several large customers, and we may be adversely affected by the loss of, or any significant decline in sales to, one or more of these customers.

The U.S. retail and distribution industry serving the outdoor sporting and recreation market has become relatively concentrated. Sales to our top ten customers accounted for approximately 30% of our consolidated net sales in fiscal year 2024. Further consolidation in the U.S. retail and distribution industry could increase the concentration of our customer base in the future.

Although we have long-established relationships with many of our customers, as is typical in the markets in which we compete, we generally do not have long-term sales agreements with our customers. As such, we are dependent on individual purchase orders. As a result, prior to acceptance these retail customers are able to cancel their orders, change purchase quantities from forecast volumes, delay purchases, change other terms of our business relationship or cease to purchase our products entirely. In addition, we sell products to our customers on credit, which can expose us to financial risk in the event customers encounter insolvency, credit problems or other financial difficulties. Our customers' purchasing activity may also be impacted by general economic conditions as well as natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak.

The loss of any one or more of our large customers or significant or numerous cancellations, reductions, delays in purchases or payments, or changes in business practices by our retail customers could have an adverse effect on our business, financial condition or results of operations including but not limited to reductions in sales volumes and profits, inability to collect receivables, and increases in inventory levels.

Competition in our industry may hinder our ability to execute our business strategy, maintain profitability or maintain relationships with existing customers.

We operate in a highly competitive industry and we compete against other manufacturers that have well-established brand names and strong market positions. Given the diversity of our product portfolio, we have various significant competitors in each of our markets, including: Winchester Ammunition of Olin Corporation, Clarus, CBC Group, Fiocchi Ammunition, Hornady, PMC, and Rio Ammunition in The Kinetic Group segment; Alpine Stars, Bontrager, Canyon, Schwinn, Shimano, Shoei, Smith, Specialized, Contigo, Hydro Flask, Osprey, Nalgene and Yeti in Revelyst's Adventure Sports segment; Garmin, Nikon, SkyTrak, Topgolf Callaway and Trackman in Revelyst's Precision Sports Technology segment; and Huk, Orvis, Patagonia, Caldwell, Covert Optics, Nikon, Leupold, Rhino, Vortex, Wheeler, Coleman, Traeger, Weber, Kuiu, First Lite, Mystery Ranch and Sitka in Revelyst's Outdoor Performance segment.

Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features and warranties, as well as sales and marketing programs. Competition could result in price reductions, reduced profits, extensions of credit, or losses or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. Certain of our competitors may be more diversified than us or may have financial and marketing resources that are substantially greater than ours, which may allow them to invest more heavily in intellectual property, product development and advertising. Since many of our competitors also source their products from third-parties, our ability to obtain a cost advantage through sourcing is reduced.

Certain of our competitors may be willing to reduce prices and accept lower profit margins or extend more credit to compete with us. Further, retailers often demand that suppliers reduce their prices on mature products, which could lead to lower margins.

Our products typically face more competition internationally where foreign competitors manufacture and market products in their respective countries, which allows those competitors to sell products at lower prices, and could adversely affect our competitiveness.

In addition, our products compete with many other sporting and recreational products for the discretionary spending of consumers. Failure to effectively compete with these competitors or alternative products could have a material adverse effect on our performance.

Our success depends upon our ability to introduce new compelling products into the marketplace and respond to customer preferences.

Our efforts to introduce new products into the marketplace may not be successful, and any new products that we introduce may not result in customer or market acceptance. We both develop and source new products and components that we believe will match customer preferences. The development of new products is a lengthy and costly process and may not result in the development of a successful product. In addition, the sourcing of our products and components is dependent, in part, on our relationships with our third-party suppliers, some of whom are also our competitors. If we are unable to maintain these relationships, we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. Failure to develop or source and introduce new products that consumers want to buy could decrease our sales, operating margins and market share and could adversely affect our business, financial condition or results of operations.

Even if we are able to develop or source new products, our efforts to introduce new products may be costly and ineffective. When introducing a new product, we incur expenses and expend resources to market, promote and sell the new product. New products that we introduce into the marketplace may be unsuccessful or may achieve success that does not meet our expectations for a variety of reasons, including failure to predict market demand, delays in introduction, unfavorable cost comparisons with alternative products and unfavorable performance. Significant expenses related to new products that prove to be unsuccessful for any reason will adversely affect our results of operations.

Customer preferences include the choice of sales channels. We may not be able to successfully respond to shifting preferences of the end consumer from brick and mortar retail to online retail. Our efforts to introduce new sales channels to respond to such a shift may be costly and ineffective.

Risks Related to Our Brands and Reputation

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely have an adverse effect on our business.

Our brand recognition and reputation are critical aspects of our business. We believe that maintaining and enhancing our brands as well as our reputation are critical to retaining existing customers and attracting new customers. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in the markets in which we compete continues to develop.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs. These brand promotion activities may not yield increased revenue and the effectiveness of these activities will depend on a number of factors, including our ability to:

- determine the appropriate creative message, media mix and markets for advertising, marketing and promotional initiatives and expenditures;

- identify the most effective and efficient level of spending in each market, medium and specific media vehicle; and

- effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs.

We may implement new marketing and advertising strategies with significantly higher costs than our current channels, which could adversely affect our results of operations. Implementing new marketing and advertising strategies could also increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased revenue, the increase in revenue might not offset our related marketing and advertising expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more cost-effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected and our business, financial condition or results of operations could be adversely impacted.

Competitors have imitated and attempted to imitate, and will likely continue to imitate or attempt to imitate, our products and technology, particularly in countries overseas where counterfeiting is more prevalent. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed. As we increase our sales overseas, we may experience increased counterfeiting of our products.

In addition, certain of our products and brands benefit from endorsements and support from particular sporting enthusiasts, athletes or other celebrities, and those products and brands may become personally associated with those individuals. As a result, our brands or sales of the endorsed products could be materially and adversely affected if any of those individuals' images, reputations or popularity were to be negatively impacted.

Our association with the firearms industry may affect our relationships with certain third parties that are critical to our success.

We utilize the services of numerous financial institutions, resellers, credit card issuers, insurance carriers, suppliers, transportation providers and other service providers. Some third parties, as well as some customers and investors, have decided or may in the future decide to cease doing or limit their business with companies associated with the firearms industry or impose unacceptable or costly restrictions on our business due to reputational concerns, pressure from politicians or activists, or high-profile media coverage of events. These decisions could have a material adverse impact on our business, operating results and financial condition.

Use of social media to disseminate negative commentary and boycotts may adversely impact our business.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites, and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or our brands may be posted on social media platforms at any time and may have an adverse impact on our reputation, business, or relationships with third-parties, including suppliers, customers, investors, and lenders. Consumers value readily available information and often act on such information without further investigation and without regard to its accuracy or context. The harm may be immediate without affording us an opportunity for redress or correction.

Social media platforms also provide users with access to such a broad audience that collective action, such as boycotts, can be more easily organized. Such actions could have an adverse effect on our business, financial condition, results of operations and or cash flows.

Further, we serve the outdoor sports and recreation markets through a diverse portfolio of 41 brands that appeal to a broad range of end consumers. The perspectives of the broad range of consumers we serve are varied and can cause conflicting views across brands.

Legal and Regulatory Risks

We manufacture and sell products that create exposure to potential product liability, warranty liability or personal injury claims and litigation.

Some of our products are used in applications and situations that involve risk of personal injury and death. Our products expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products including allegations of defects in manufacturing, defects in design, deceptive advertising, a failure to warn of dangers inherent in the product or activities associated with the product, negligence and strict liability. If successful, such claims could have a material adverse effect on our business.

Defects in our products could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In addition, we obtain many of our products and component parts from third-party suppliers and may not be able to detect defects in such products or component parts until after they are sold. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, financial condition or results of operations.

Although we maintain product liability insurance in amounts that we believe are reasonable, we may not be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of our insurance coverage. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We may incur substantial litigation costs to protect our intellectual property, and if we are unable to protect our intellectual property, we may lose our competitive advantage. We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

Our future success depends in part upon our ability to protect our intellectual property. Our protective measures, including patents, trademarks, copyrights, trade secret protection and internet identity registrations, may prove inadequate to protect our proprietary rights and market advantage. The right to stop others from misusing our trademarks and service marks in commerce depends, to some extent, on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our failure to stop the misuse by others of our trademarks and service marks may lead to our loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers. The scope of any patent to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our patents may be held invalid upon challenge, or others may claim rights in, or ownership of, our patents. Moreover, we may become subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming and could result in a material adverse effect on our business and financial position.

Also, any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management's attention from our business. If our products were found to infringe a third-party's proprietary rights, we could be forced to enter into costly royalty or licensing agreements in order to be able to continue to sell our products or discontinue use of the protected technology. Such royalty and licensing agreements may not be available on terms acceptable to us or at all. Rights holders may demand payment for past infringements or force us to accept costly license terms or discontinue use of protected technology or works of authorship.

We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property or design around our patents, and may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell products or from which competing products may be sold.

Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the U.S. or abroad may prove to be inadequate, and competitors may be able to develop similar intellectual property independently. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business could be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, an interference proceeding could result in substantial costs to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to extensive regulation and could incur fines, penalties, business disruption and other costs and liabilities under such requirements.

Like other global manufacturers and distributors of consumer products, we are required to comply with a wide variety of federal, state and international laws, rules and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace safety, the environment, the import and export of products, and tax. See Item 1 "Business-Regulatory Matters" of this Annual Report for a description of the various laws and regulations to which our business is subject. Our failure to comply with applicable federal, state and local laws and regulations may result in our being subject to claims, lawsuits, fines, business disruption, and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition. These laws, rules and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules and regulations may be adopted in the future.

Changes in government policies and firearms and ammunition legislation could adversely affect our financial results.

The sale, purchase, ownership and use of firearms and ammunition are subject to numerous and varied federal, state and local governmental regulations. Sales of our ammunition products can be correlated with sales of firearms, and legislation restricting the sale or use of firearms could negatively affect sales of our ammunition products. Federal laws governing firearms and ammunition include the National Firearms Act, the Federal Firearms Act, the Arms Export Control Act and the Gun Control Act of 1968. These laws generally govern the manufacture, import, export, sale and possession of firearms and ammunition. We hold all necessary licenses to legally sell ammunition in the U.S.

In recent years, federal and state courts and legislatures have increased their attention on the regulation of firearms and ammunition. The laws passed and bills proposed to date are extremely varied and include, without limitation, laws and court decisions increasing the age of ownership, imposing additional licensing or registration requirements for the purchase or ownership of firearms or ammunition, curtailing or creating liability for certain types of advertising, and allowing civil causes of action against marketers and sellers of firearms and ammunition arising out of the criminal misuse of their products. These laws and decisions could impose liability on manufacturers of firearms or ammunition or effectively ban or severely limit the sale of certain categories of firearms, which would negatively impact sales of our related ammunition products. We cannot be assured that the regulation of our business activities will not become more restrictive in the future and that any such restrictions will not have a material adverse effect on our business.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, as well as export controls and trade sanctions, could result in fines or criminal penalties.

The international nature of our business exposes us to trade sanctions and other restrictions imposed by the U.S. and other governments. The U.S. Departments of Justice, Commerce, Treasury and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of the Foreign Corrupt Practices Act ("FCPA"), export controls, anti-boycott provisions and other federal statutes, sanctions, and regulations and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase their enforcement efforts.

In foreign countries in which we have operations, a risk exists that our associates, contractors or agents could, in contravention of our policies, engage in business practices prohibited by U.S. laws and regulations applicable to us, such as the FCPA, or the laws and regulations of other countries, such as the UK Bribery Act. We maintain a policy, Code of Business Ethics, prohibiting such business practices. Nevertheless, we remain subject to the risk that one or more of our associates, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could adversely affect our business or financial performance and our reputation.

By virtue of these laws and regulations we may be obliged to limit our business activities, we may incur costs for compliance programs and we may be subject to enforcement actions or penalties for noncompliance. A violation of these laws, sanctions or regulations could result in restrictions on our exports, civil and criminal fines or penalties and could adversely impact our business, financial condition or results of operations.

If our efforts to protect the security of personal information about our customers and consumers are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cybersecurity breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation and our reputation could suffer.

Our operations, especially our retail operations, involve the storage and transmission of our customers' and consumers' proprietary information, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, government enforcement action and litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our customers' and consumers' data, our reputation may be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers and consumers, which could adversely affect our business.

We also rely extensively on our computer systems to manage our ordering, pricing, inventory replenishment and other processes. Our systems could be subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events and human error, and our disaster recovery planning cannot account for all eventualities. If our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Macro-Economic Conditions

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of our indebtedness consists of term loans and revolver borrowings with variable rates of interest that expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income (loss) and cash flows will correspondingly decrease. Assuming $145 million of variable-rate indebtedness (which was the portion of our indebtedness outstanding as of March 31, 2024, which was not included in our hedged floating-to-fixed interest rate swaps) a change of 1/4 of one percent in interest rates would result in a $0.4 million change in annual estimated interest expense. To mitigate the risks from interest rate exposure, we enter into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. We measure market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical change (increase and decrease) in interest rates. We used current market rates on the debt portfolio to perform the sensitivity analysis.

Changes in U.S. and global trade policies, including new and potential tariffs on goods we import or on products we export to other countries, could increase our cost of goods or limit our access to export markets.

In recent years, protectionist trade policies have been increasing around the world, including in the U.S. It is unclear what additional tariffs, duties, border taxes or other similar assessments on imports might be implemented in the future and what effects these changes may have on retail markets or our operating performance. Additional protectionist trade legislation in either the U.S. or foreign countries, including changes in the current tariff structures, export or import compliance laws, or other trade policies, could reduce our ability to sell our products in foreign markets, the ability of foreign customers to purchase our products, and our ability to import components, parts, and products from foreign suppliers. In particular, increases in tariffs on goods imported into the U.S. could increase the cost to us of such merchandise (whether imported directly or indirectly) and cause increases in the prices at which we sell such merchandise to our customers, which could materially adversely affect the financial performance of our business.

The global economy has been negatively impacted by the war in Ukraine. Furthermore, governments in the U.S., United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we may experience shortages in materials and increased costs for transportation, energy, and raw material due in part to the negative impact of the war in Ukraine on the global economy. Further escalation of geopolitical tensions related to the war, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could heighten many of our known risks described in this Annual Report.

Our results of operations could be impacted by unanticipated changes in tax provisions or exposure to additional income tax liabilities.

Our business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the allowance of deduction of certain expenses, thereby affecting our income tax expense and profitability. In addition, audits by income tax authorities could result in unanticipated increases in our income tax expense.

In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations. A change in authority interpretation to the U.S. tax code, related tax accounting guidance, and regulatory guidance as well as state tax implications or other legislation changes may cause variability in our future tax rate.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

We will need to fund our ongoing working capital, capital expenditures and financing requirements through cash flows from operations and new sources of financing. Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, or geopolitical events, such as the war in Ukraine, could make it more difficult and more expensive for us to obtain financing. In addition, the pendency of the Planned Separation may adversely affect our ability to obtain financing. We cannot assure you that we will have access to the capital markets or other credit markets on terms we find acceptable or at all.

The terms of the agreements governing our debt restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

During the fiscal year ended March 31, 2024, approximately 17% of our revenue was generated from sales outside the U.S. Revenues from foreign operations (and the related expense) are often transacted in foreign currencies or valued based on a currency other than U.S. dollars. For the purposes of financial reporting, this revenue is translated into U.S. dollars. Resulting gains and losses from foreign currency fluctuations are therefore included in our consolidated financial statements. As a result, when the U.S. dollar strengthens against certain foreign currencies, including the Euro, British pound sterling, Canadian dollar, and other major currencies, our reportable revenue in U.S. dollars generated from sales made in foreign currencies may decrease substantially. As a result, we are exposed to foreign currency exchange rate fluctuations, which could have an adverse effect on our financial condition, results of operations and cash flows.

General economic conditions affect our results of operations.

Our revenues are affected by economic conditions and consumer confidence worldwide, but especially in the U.S. In times of economic uncertainty or high inflation, consumers tend to defer expenditures for discretionary items, which affects demand for our products. Moreover, our businesses are cyclical in nature, and their success is impacted by general economic conditions and specific economic conditions affecting the regions and markets we serve, the overall level of consumer confidence in the economy and discretionary income levels. Any substantial deterioration in general economic conditions, including as a result of the COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, high inflation, or the war in Ukraine, that diminishes consumer confidence or discretionary income could reduce our sales and adversely affect our financial results. Moreover, declining economic conditions create the potential for future impairments of goodwill and other intangible and long-lived assets that may negatively impact our financial condition or results of operations, such as the impairment charges we recorded in our fiscal years 2024 and 2023 to the goodwill and indefinite-lived intangible assets. The impact of weak consumer credit markets, corporate restructurings, layoffs, high unemployment rates, declines in the value of investments and residential real estate, higher fuel prices and increases in federal and state taxation can also negatively affect our results of operations.

In addition, in recent periods sluggish economies and consumer uncertainty regarding future economic prospects in our key markets have had an adverse effect on the financial health of certain of our customers, which may in turn have a material adverse effect on our results of operations and financial condition. We extend credit to our customers for periods of varying duration based on an assessment of the customer's financial condition, generally without requiring collateral, which increases our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. Our risk of uncollectible receivables and order cancellations has been elevated due to retail store closures in many locations that occurred during the height of the COVID-19 pandemic, which has adversely affected many of our customers, and may be further elevated in the event of bank failures or credit tightening conditions affecting our customers. We may reduce our level of business with customers and distributors experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial condition, results of operations or cash flows. In times of uncertain economic conditions there is also increased risk that inventories may not be liquidated in an efficient manner and may result in us having excess levels of inventory.

Risks Related to Our Common Stock and Indebtedness

Our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions.

Our 2022 ABL Revolving Credit Facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limits our ability to engage in actions that may be in our long-term best interests, including restrictions on our, and our subsidiaries', ability to:

- incur or guarantee additional indebtedness or sell disqualified or preferred stock;

- pay dividends on, make distributions in respect of, repurchase or redeem, capital stock;

- make investments or acquisitions;

- sell, transfer or otherwise dispose of certain assets;

- create liens;

- enter into sale/leaseback transactions;

- enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries' assets;

- enter into transactions with affiliates;

- prepay, repurchase or redeem certain kinds of indebtedness;

- issue or sell stock of our subsidiaries; and

- significantly change the nature of our business.

The indenture governing our 4.5% Notes also contains many of these same restrictions. As a result of all of these restrictions, we may be:

- limited in how we conduct our business and pursue our strategy;

- unable to raise additional debt financing that we may require to operate during general economic or business downturns; or

- unable to compete effectively or to take advantage of new business opportunities.

A failure to comply with the covenants in the 2022 ABL Revolving Credit Facility could result in an event of default under the 2022 ABL Revolving Credit Facility, which could allow our creditors to accelerate the related indebtedness and proceed against the collateral that secures such indebtedness. Similarly, a failure to comply with the covenants in the indenture governing our 4.5% Notes could result in an event of default thereunder, which could allow the holders of the 4.5% Notes to accelerate such notes. The 2022 ABL Revolving Credit Facility and the indenture governing the 4.5% Notes contain cross-default provisions so that noncompliance with the covenants of any of our other debt agreements could cause a default under these debt agreements as well. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient liquidity to repay our indebtedness.

In the event that we incur additional indebtedness in connection with the Planned Separation, we expect that such indebtedness will also include restrictive covenants similar to those described above. See *"Risks Related to our Planned Separation—We may incur additional indebtedness in connection with the Planned Separation, and such additional indebtedness could adversely impact our business, financial condition or results of operations."*

Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

- allow our Board of Directors to authorize for issuance, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the Board of Directors and, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our Board of Directors does not approve;

- prohibit our stockholders from taking action by written consent and require that stockholder action must take place at a duly called annual or special meeting of our stockholders;

- establish how stockholders may present proposals or nominate directors for election at meetings of our stockholders;

- mandate that stockholders may only remove directors for cause;

- grant exclusive privilege (subject to certain limited exceptions) to our directors, and not our stockholders, to fill vacancies on our Board of Directors;

- provide that only our Board of Directors, Chairman of our Board of Directors, our Chief Executive Officer or the President (in the absence of the Chief Executive Officer) are entitled to call a special meeting of our stockholders; and

- limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Risks Related to Our Announced Transaction

The consummation of the Sporting Products Sale is subject to a number of conditions, many of which are largely outside of the control of the parties to the Merger Agreement, and, if these conditions are not satisfied or waived on a timely basis, the Merger Agreement may be terminated and the Sporting Products Sale may not be completed.

The Sporting Products Sale is subject to certain customary closing conditions, including, among other things: (i) the approval of Vista Outdoor's stockholders; (ii) any waiting period (or any extension thereof) applicable to the Sporting Products Sale under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having been terminated or having expired, (which waiting period expired on December 11, 2023), CFIUS Approval (as defined in the Merger Agreement) having been received and certain other regulatory approvals or consents having been obtained; (iii) the absence of legal restraints prohibiting the Sporting Products Sale; (iv) the completion of certain actions required to be taken pursuant to the Separation Agreement (as defined in the Merger Agreement) prior to consummation of the Sporting Products Sale; (v) the Form S-4 filed by Revelyst having become effective under the Securities Act and not being the subject of any stop order; (vi) the shares of common stock of Revelyst to be distributed in connection with the Sporting Products Sale having been approved for quotation on the New York Stock Exchange, subject to official notice of issuance, and (vii) other customary conditions specified in the Merger Agreement. The failure to satisfy any or all of the required conditions could delay the completion of the Sporting Products Sale by a significant period of time or prevent it from occurring. Any delay in completing the Sporting Products Sale could cause the parties to the Merger Agreement to not realize some or all of the benefits that are expected to be achieved if the Sporting Products Sale is successfully completed within the expected timeframe. There can be no assurance that the conditions to closing of the Sporting Products Sale will be satisfied or waived or that the Sporting Products Sale will be completed within the expected timeframe or at all.

Failure to complete the Sporting Products Sale could adversely affect our stock price and business, results of operations or financial condition.

There can be no assurance that the conditions to the closing of the Sporting Products Sale will be satisfied or waived or that the Sporting Products Sale will be completed. If the Sporting Products Sale is not completed within the expected timeframe or at all, our ongoing business could be adversely affected and we will be subject to a variety of risks and possible consequences associated with the failure to complete the Sporting Products Sale, including the following: (i) we will incur certain transaction costs, including legal, accounting, financial advisor, filing, printing and mailing fees, regardless of whether the Sporting Products Sale closes; (ii) under the Merger Agreement, we are subject to certain restrictions on the conduct of our business during the pendency of the Sporting Products Sale, which may adversely affect our ability to execute certain of our business strategies; (iii) we may lose key employees during the period in which we and CSG are pursuing the Sporting Products Sale, which may adversely affect us in the future if we are not able to hire and retain qualified personnel to replace departing employees; (iv) the Sporting Products Sale, whether or not it closes, will divert the attention of certain of our management and other key employees from ongoing business activities, including the pursuit of other opportunities that could be beneficial to us and (v) that another transaction acceptable to us may not be offered and our business, prospects or results of operation may be adversely impacted as a result. If the Sporting Products Sale is not completed, these risks could materially affect our business, results of operations or financial condition and stock price, including to the extent that the current market price of our common stock is positively affected by a market assumption that the Sporting Products Sale will be completed.

While the Sporting Products Sale is pending, we are subject to business uncertainties and certain contractual restrictions that could adversely affect our business, results of operations or financial condition.

In connection with the Sporting Products Sale, some of our customers, vendors or other third parties may react unfavorably, including by delaying or deferring decisions concerning their business relationships or transactions with us, which could adversely affect our revenues, earnings, cash flows and expenses, regardless of whether the Sporting Products Sale is completed. In addition, due to certain restrictions in the Merger Agreement on the conduct of our business prior to the closing of the Sporting Products Sale, we may be unable to (without CSG's prior written consent, unless another exception under the Merger Agreement applies), during the pendency of the Sporting Products Sale, pursue certain strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial. This may cause us to forego certain opportunities we might otherwise pursue. In addition, the pendency of the Sporting Products Sale may make it more difficult for us to effectively retain and incentivize key personnel and may cause distractions from our strategy and day-to-day operations for our current employees and management.

The termination fee and restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire us or our businesses.

The Merger Agreement prohibits Vista Outdoor from soliciting, initiating or knowingly assisting, facilitating or encouraging any competing acquisition proposals, subject to certain limited exceptions. The Merger Agreement also contains certain termination rights, including, but not limited to, the right of Vista Outdoor to terminate the Merger Agreement to accept a Company Superior Proposal (as defined in the Merger Agreement), subject to and in accordance with the terms and conditions of the Merger Agreement, and provides that, if the Merger Agreement is terminated under certain circumstances, including by Vista Outdoor to enter into an alternative acquisition agreement with respect to a Company Superior Proposal, Vista Outdoor will be required to pay CSG a termination fee of $47,750,000 in immediately available funds. The termination fee and non-solicitation restrictions could discourage other companies from trying to acquire Vista Outdoor or its businesses even though those other companies might be willing to offer greater value to Vista Outdoor's stockholders than is offered in the Sporting Products Sale.

Litigation against Vista Outdoor, CSG, or the members of their respective boards, could prevent or delay the completion of the Sporting Products Sale or result in the payment of damages following completion of the Sporting Products Sale.

It is a condition to the Sporting Products Sale that no court of competent jurisdiction or other governmental authority shall have issued a judgment, order, injunction, ruling, writ, decree or other directive or enacted a law that is in effect that prohibits, enjoins or makes illegal the consummation of the Sporting Products Sale. It is possible that lawsuits may be filed by our stockholders challenging the Sporting Products Sale. The outcome of any such lawsuits cannot be assured, including the amount of fees and costs associated with defending these claims or any other liabilities that may be incurred in connection therewith. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Sporting Products Sale on the agreed-upon terms, such an injunction may delay the consummation of the Sporting Products Sale in the expected timeframe, or may prevent the Sporting Products Sale from being consummated at all. Whether or not any plaintiff's claim is successful, this type of litigation can result in significant costs and divert management's attention and resources from the closing of the Sporting Products Sale and ongoing business activities, which could adversely affect our operations. As of the date of this filing, we have received certain demand letters from stockholders alleging that the registration statement filed by Revelyst on Form S-4 with the SEC on January 16, 2024 in connection with the Sporting Products Sale contained materially misleading and incomplete statements, and demanding that Revelyst disclose additional information.

If the Sporting Products Sale is not consummated by the applicable deadline, either we or CSG Elevate II Inc. ("Merger Sub Parent") may terminate the Merger Agreement, subject to certain exceptions.

Either we or Merger Sub Parent may terminate the Merger Agreement if the Sporting Products Sale has not been consummated by October 15, 2024 (with such deadline to be automatically extended to January 15, 2025, in the event that all closing conditions except for those relating to regulatory approvals, completion of certain pre-closing steps relating to the separation and those that by their nature are to be satisfied at or immediately prior to closing, have been satisfied by October 15, 2024). However, this termination right will not be available to Vista Outdoor or Merger Sub Parent (as applicable) if the failure to consummate the Sporting Products Sale on or prior to such date is primarily due to the breach by such party, or such party's affiliates who are party to the Merger Agreement, of any Transaction Document. In the event the Merger Agreement is terminated by either party due to the failure of the Sporting Products Sale to close by October 15, 2024 (or, if applicable, January 15, 2025) or for any other reason provided under the Merger Agreement, we will have incurred significant costs and will have diverted significant management focus and resources from other strategic opportunities and ongoing business activities without realizing the anticipated benefits of the Sporting Products Sale

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We recognize the importance of being able to assess, effectively respond to, and manage material cybersecurity threats and incidents that may compromise the confidentiality, integrity or availability of our information systems, data, or network resources. To address these concerns, we have developed and implemented company-wide policies and procedures to help raise awareness of, identify, assess, and manage cybersecurity threats. Our Information Security organization has primary responsibility for the implementation of our cybersecurity policies and procedures and the management of our responses to information technology and security risks, including risks related to cybersecurity threats.

Risk Identification and Assessment

Risk identification is managed through Information Technology ("IT") programs and service providers that specialize in identifying such risks, employee training, and information security policies. We utilize third-party monitoring services that monitor our vendor relationships for cybersecurity-related issues as well as a third party for vulnerability scanning and monitoring of our environments. The cybersecurity team annually conducts internal and external penetration testing with outside third-party cybersecurity experts. Employee training programs reinforce our information security policies, standards and practices, as well as the expectation that employees comply with these policies. We also train employees on how to identify potential cybersecurity risks and protect our resources and information. Training is mandatory for all relevant employees, on a periodic basis, and is supplemented by company-wide testing initiatives, including periodic phishing tests. We also require relevant employees to take periodic awareness training on data privacy, which includes information about pertinent laws, confidentiality, and security, as well as how to effectively report and respond to unauthorized access to or use of personal information

Risk Management

Based on the risk and impact assessment mentioned above, the Information Security organization forms an Incident Response Team to identify the key responders for the security incident and maintain engagement and communication throughout the incident lifecycle, which may include, among other things, containment, eradication, recovery, and a review of lessons learned.

In addition to the Incident Response Team, we have also formed a Cybersecurity Committee that is notified of information security incidents for the purposes of assessing the potential materiality of any such incident. The Cybersecurity Committee consists of management and other representatives of our IT, Finance, Legal, and Internal Audit teams with assistance of third-party consultants and outside legal counsel as appropriate. When necessary, the Cybersecurity Committee will bring matters to the attention of the Audit Committee of the Board of Directors as discussed more fully below.

Risks Related to Third-party Service Providers

To manage cybersecurity risks related to third-party service providers, we conduct security assessments of certain third-party providers before engagement and have established monitoring procedures related to data breaches or other security incidents originating from third parties. To assist in this effort, we may from time to time engage third-party consultants, legal advisors, and audit firms to evaluate and test our risk management systems and assess and remediate certain potential cybersecurity incidents as appropriate.

Risks from Cybersecurity Threats

To date, we have not identified risks from cybersecurity threats or incidents, including as a result of any previous cybersecurity incidents, that have materially affected the Company or are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. However, the sophistication of and risks from cybersecurity threats and incidents continue to increase, and there can be no assurance that our cybersecurity risk management policies and procedures will be fully implemented, complied with or successfully protect against all cybersecurity threats and incidents. For more information on how cybersecurity risk could materially affect our business strategy, results of operations, or financial condition, please refer to "*Item 1A Risk Factors- Legal and Regulatory Risks- If our efforts to protect the security of personal information about our customers and consumers are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cybersecurity breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation and our reputation could suffer.*"

Governance

Board of Directors Oversight

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee, oversight of cybersecurity and other information security risks.

The Audit Committee receives presentations at least annually regarding our enterprise risk management program, including reports from our Vice President of Internal Audit and our head of Information Technology, on information security matters (such as cybersecurity risk and developments), as well as the steps management takes to monitor and control such exposures.

Management's Role in Managing Risk and Monitoring Incidents

The leaders of our Information Security organization are responsible for assessing and managing our material risks from cybersecurity threats and supervision of both our internal information security personnel and our retained external cybersecurity consultants.

Other members of our management team, including those from legal, finance, and internal audit, supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants we engage; and alerts and reports produced by security tools deployed in the IT environment.

Our Cybersecurity team has extensive years of collective experience and members hold multiple certifications, including CISSP, CCNP, CISA, and CySA+.

ITEM 2.   PROPERTIES

Facilities—As of March 31, 2024, we occupied manufacturing, assembly, warehouse, test, research, development, and office facilities. All our facilities are leased unless noted otherwise below.

As of March 31, 2024, our four reportable segments had significant operations at the following locations, which include office, manufacturing, and distribution facilities:

The Kinetic Group	*Lewiston, ID; *Anoka, MN; *Lonoke, AR; *Sweet Home, OR
Revelyst Outdoor Performance	Hyde Park, UT; Overland Park, KS; Olathe, KS; Monticello, MS; Manhattan, MT; Lares, PR; *Oroville, CA; Bozeman, MT; Mountain View, AR; Seymour, MO
Revelyst Adventure Sports	Petaluma, CA; Rantoul, IL; Stockton, CA; Irvine, CA; Barcelona, Spain
Revelyst Precision Sports Technology	San Diego, CA; Olathe, KS
Corporate	Anoka, MN

* denotes owned properties

Our properties are well maintained and in good operating condition and are sufficient to meet our near-term operating requirements.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial condition, or cash flows.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites.

As a PRP, we may be required to pay a share of the costs of the investigation and clean-up of these sites. While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows.

The description of certain of these environmental matters is contained in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* under the heading, *Contingencies,* and is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES (Amount in thousands except price per share)

Vista Outdoor's common stock is listed and traded on the New York Stock Exchange under the symbol "VSTO".

The number of holders of record of Vista Outdoor's common stock as of May 20, 2024 was 2,642.

Equity Compensation Plan Information

See Part III, Item 12 *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, which is incorporated by reference herein for information regarding our equity compensation plans.

Recent Sales of Unregistered Securities

None

Issuer Repurchases of Equity Securities

On February 3, 2022, we announced that the Board of Directors authorized a two-year share repurchase program (the "2022 Share Repurchase Program") pursuant to which we may have repurchased up to $200,000 of our common stock. The 2022 Share Repurchase Program expired on January 24, 2024.

The following table summarizes our share repurchases during the fourth quarter of fiscal year 2024:

Period	Total number of shares repurchased[1]	Average price paid per share[1]
December 25, 2023 - January 21, 2024	8	28.82
January 22, 2024 - February 18, 2024	7	28.89
February 19, 2024 - March 31, 2024	36	32.23
Fiscal quarter ended March 31, 2024	51	31.26

[1] The total number of shares repurchased was 51 shares withheld to pay tax withholding obligations upon vesting of shares of restricted stock units, performance shares, or upon exercise of stock options, which were granted under our equity incentive plans. The repurchase of these awards are in order to satisfy the payroll tax withholding obligations and are not considered as purchases of shares of common stock under any of publicly announced repurchase programs.

[2] There were no share repurchases during fiscal year 2024 under the 2022 Share Repurchase program.

Stockholder Return Performance Graph

The following graph compares, from March 31, 2019 through the March 31, 2024 fiscal year end, the cumulative total return for our common stock with the comparable cumulative total return of two indexes: the Standard & Poor's 500 Index ("S&P 500") and the Standard & Poor's 600 Smallcap Index ("S&P 600"). The S&P 500 tracks the aggregate price performance of equity securities of 500 large-cap companies that are actively traded in the U.S., and is considered to be a leading indicator of U.S. equity securities. The S&P 600 is a market value-weighted index that tracks the aggregate price performance of equity securities from a broad range of small-cap stocks traded in the U.S.

The graph assumes that on March 31, 2019, $100 was invested in our common stock (at the closing price on that trading day) and in each of the indexes. The comparison assumes that all dividends, if any, were reinvested.

Comparison of Total Return



ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in thousands except per share data and unless otherwise indicated)

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This section and other sections of this Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" and Part I, Item 1A. "Risk Factors" included in this Annual Report.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We review our estimates on an ongoing basis to ensure the estimates appropriately reflect changes in our business and the most recent information available.

We believe the critical accounting policies discussed below affect our most significant estimates and judgments used in the preparation of our consolidated financial statements. For a complete discussion of all our significant accounting policies, see Note 1, *Significant Accounting Policies*, to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Revenue Recognition

The total amount of revenue we recognize for the sale of our products reflects various sales adjustments for discounts, returns, refunds, allowances, rebates, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require management to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future. Sales taxes, firearms and ammunition excise tax, and other similar taxes are excluded from revenue.

Allowance for Estimated Credit Losses

We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances, and the customers' financial condition and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

Inventories

Our inventories are valued at the lower of cost or net realizable value, which includes a reserve for excess, obsolete and/or unmarketable inventory. We estimate this reserve based upon current inventory levels, past and future demand, as well as our estimates of market conditions and future demands, all of which are subject to change. In addition, we consider inventory aging, the promotional environment and technological obsolescence all of which require a significant amount of assumptions and judgment. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. If these estimates are inaccurate or change, we may be exposed to adjustments to our inventory reserve which could materially impact our operating results.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record the entire resulting tax liability and when it is more likely than not of being sustained, we record our best estimate of the resulting tax liability. As per our policy, any applicable interest and penalties related to these positions are also recorded in the consolidated financial statements. To the extent our assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change.

Deferred tax assets are assessed to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Significant estimates are required for this analysis. If we determine it is not more likely than not that all of the deferred tax assets will be realized, a valuation allowance will be recorded. Changes in the amounts of valuation allowance are recorded in the tax provision in the period when the change occurs.

Accounting for Goodwill and Indefinite-lived Intangibles

Annual Testing

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*.

During the annual impairment review process we have the option to first perform a qualitative assessment (commonly referred to as "step zero") over relative events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or to perform a quantitative assessment ("step one") where we estimate the fair value of each reporting unit using both an income and market approach. We completed a step zero assessment during the fourth fiscal quarter of 2024, and concluded there were no indicators of impairment. See Note 11, *Goodwill and Intangible Assets*, to the consolidated financial statements in Part II, Item 8 of this Annual Report for discussion and details.

Indefinite-lived intangibles are not amortized and are tested for impairment annually on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment during the fourth quarter, and concluded there were no indicators of impairment on our indefinite-lived intangibles. See Note 11, *Goodwill and Intangible Assets*, to the consolidated financial statements in Part II, Item 8 of this Annual Report for discussion and details.

Interim Testing

During the third fiscal quarter of 2024, we completed an interim quantitative goodwill impairment analysis. We recognized impairment losses equal to the full carrying value of goodwill of $26,219 and $9,955, related to the former reporting units of Outdoor Cooking and Stone Glacier, respectively, and a partial goodwill impairment loss of $125,540 related to our Golf reporting unit. Goodwill relating to the Ammunition reporting unit was not impaired as the fair value exceeded the carrying value.

The decline in fair value of our former Revelyst segment reporting units was significantly impacted by a challenging economic environment for consumers, with higher interest rate expectations continuing, and other factors affecting the market for our products, which resulted in lowered forecasted revenues, operating margins, and operating cash flows for the majority of our reporting units within the former Revelyst reportable segment. See Note 11, *Goodwill and Intangible Assets* and Note 19, *Operating Segment Information*, to the consolidated financial statements in Part II, Item 8 of this Annual Report for further information on changes to our reporting units and reportable segments during the fourth quarter of fiscal year 2024. Our estimates of the fair values of the reporting units were also influenced by higher discount rates in the income-based valuation approach as a result of increasing company specific risk premiums and higher treasury rates. The weighted average cost of capital used in the goodwill impairment analysis ranged between 12.5% and 16.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit, modified for each reporting unit based on company risk premiums to reflect the perception of risks of achieving the projected cash flows. We weighted the valuations of our former Revelyst segment reporting units using 100% of the income approach, specifically the discounted cash flow method, and weighted the value of The Kinetic Group reporting unit using 100% of the market approach.

Our Ammunition and Golf reporting units comprise our remaining goodwill as of March 31, 2024. After impairment losses were recorded during the third quarter of fiscal year 2024, the fair value of the Golf reporting unit was equal to its carrying value. If we had assumed a one percent increase in discount rate at that time, we would have recorded additional goodwill impairment of approximately $35,000. If the reporting units do not perform to expected levels or there are adverse changes in certain macroeconomic factors, the related goodwill may be at risk for impairment in the future. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill. We continue to monitor the evolving macroeconomic landscape. Rising interest and income tax rates could impact the weighted average cost of capital used in our estimates of fair value for our reporting units. Additionally, high inflation may continue to adversely affect the demand and profitability of our reporting unit products.

In conjunction with our interim quantitative goodwill impairment analysis, we performed a step zero analysis for The Kinetic Group indefinite-lived trade names. Additionally, we performed a quantitative step one impairment analysis on our remaining indefinite-lived intangible assets and recorded impairment losses of $26,600, $9,600, $6,100, $4,500 $1,800, $1,100, and $600 related to the Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports indefinite-lived tradename assets, respectively. The decline in fair value of our indefinite-lived trade name assets was impacted by a reduction in forecasted revenues. The carrying value of the indefinite-lived intangible assets related to Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports after the impairment was $58,400, $13,300, $12,000, $25,500, $15,300, $14,900, and $3,500, respectively, at December 24, 2023. We determined the fair value of our Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports indefinite-lived trade names using royalty rates of 3%, 1.5%, 1.5%, 3%, 1.5%, 1%, and 1%, respectively.

Our assumptions used to develop the discounted cash flow analysis and relief-from-royalty calculations, require us to make significant estimates. We based estimates on assumptions we believed to be reasonable, but which are unpredictable and inherently uncertain. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials and other factors that are beyond our control. If the current economic conditions were to deteriorate, or if we were to lose significant business, it is possible that the estimated fair value of certain reporting units or trade names could fall below their carrying value resulting in the necessity to conduct additional impairment tests in future periods.

Business Combinations

We allocate the purchase price, including contingent consideration, of our acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their fair values at the date of acquisition. The fair values are primarily based on third-party valuations using our management assumptions that require significant judgments and estimates. The purchase price allocated to intangibles is based on unobservable factors, including but not limited to, projected revenues, expenses, customer attrition rates, royalty rates, and weighted average cost of capital, among others. The weighted average cost of capital uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. The unobservable factors we use are based upon assumptions believed to be reasonable, but are also uncertain and unpredictable. As a result these estimates, and assumptions may require adjustment in the future if actual results differ from our estimates.

See Note 1, *Significant Accounting Policies,* to the consolidated financial statements in Part II, Item 8 of this Annual Report, for discussion of new accounting pronouncements.

Executive Summary and Financial Highlights

Vista Outdoor is a leading global designer, manufacturer, and marketer of outdoor recreation and shooting sports products.

We operate through four reportable segments: The Kinetic Group, Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology. During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change. Information regarding our segments is further discussed below and in Note 19, *Operating Segment Information*, to the consolidated financial statements in Part II, Item 8 of this Annual Report.

- The Kinetic Group consists of our ammunition brands. The primary products of this segment include ammunition used for training, hunting, target shooting and personal protection.

- Revelyst Outdoor Performance primarily consists of our outdoor cooking, fishing, outdoor accessories and technical gear and apparel brands. The primary products of this segment include waders, sportswear, outerwear, footwear and fishing tools and accessories, performance optics, outdoor accessories and outdoor cooking equipment.

- Revelyst Adventure Sports primarily consists of our protective gear and apparel, footwear, hydration and e-mobility brands. The primary products of this segment include motocross, mountain biking, cycling, and snow sports protection and accessories, as well as bike hydration packs and water bottles, and e-bikes.

- Revelyst Precision Sports Technology primarily consists of our golf technology brands. The primary products of this segment include high-performance golf GPS devices, laser rangefinders and launch monitors.

- In addition, we present a "Corporate" category for purposes of reconciliation, which is not considered a reportable segment.

Management currently considers the following events, results, trends, and uncertainties to be most important to understanding our financial condition, operating performance and significant events:

For the fiscal year ended March 31, 2024, net sales decreased $333,744 as compared to the prior fiscal year. Within The Kinetic Group, these results were caused by lower volume across nearly all categories as channel inventory has normalized, the terminations of the Lake City contract at the beginning of the third quarter of the prior fiscal year, and lower pricing. The Kinetic Group reported a 25.7% decrease in gross profit for the fiscal year ended March 31, 2024 due to decreased volume and price, unfavorable mix, and increased inputs costs due to inflation, as compared to the prior fiscal year. During fiscal year 2024, our Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments were significantly and adversely affected by the high interest rates and pressures posed by inflation, which created an increasingly challenging economic environment for consumers, and affected consumer confidence and purchasing patterns. The decrease in consumer demand during fiscal year 2024 resulted in channel partners remaining cautious and not increasing their purchasing behavior. This dynamic led to slower than expected decrease in the inventory levels, increased discounting, lower volume, and unfavorable mix, and as a result, decreased gross profits. These segments combined reported a 3.5% decrease in gross profit for the fiscal year ended March 31, 2024, as compared to the prior fiscal year, and a decrease of 54.2% in operating income for the same periods. Despite slower than expected inventory decreases at our channel partners, the Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments had year-over-year inventory reduction of 27%.

Although we are seeing these signs of improvement in our fourth quarter year over year results, during the third fiscal quarter of 2024, as a result of decreased consumer demand we lowered our projected revenues and operating income for future periods. The lower projections, combined with the decline in our stock price in the third fiscal quarter of 2024, led us to determine there were indicators of potential impairment within our former Revelyst reportable segment, and we performed an interim quantitative goodwill and indefinite-lived intangible asset impairment analysis during the third fiscal quarter of 2024. During the third fiscal quarter of 2024 we recorded impairment losses of $218,812, which consisted of $161,714 related to goodwill, $50,300 related to our indefinite-lived trademarks and trade names, and $6,798 related to amortizing intangible assets, within the former Revelyst segment. See Note 1, *Significant Accounting Policies*, and Note 11, *Goodwill and Intangible Assets*, to the consolidated financial statements in Part II, Item 8 of this Annual Report for further information.

We continue to maintain a strong balance sheet with capital allocation focused on debt paydown. Fiscal year 2024 cash provided by operating activities was $400,887. During this fiscal year, debt decreased by $340,000 to $720,000, with the net paydown of our 2022 ABL Revolving Credit Facility and the 2022 Term Loan being paid in full. Our total debt as a percentage of total capitalization (total debt and stockholders' equity) decreased to 39.0% as of March 31, 2024, compared to 48.4% as of our fiscal year 2023.

GEAR Up Transformation Program

During fiscal year 2024, we initiated the GEAR Up transformation program. GEAR Up is an efficiency and cost savings initiative program, to accelerate growth and transformation within our Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology reportable segments, which is driven by the following key elements:

- **Simplification of the Business Model**: Simplifying the structure of these reportable segments will accelerate them becoming an integrated house of iconic, high-performing outdoor brands that work together as one cohesive unit to form a globally branded company leveraging shared learnings and Centers of Empowerment to drive execution on a global, omni-channel growth strategy;

- **Increased Efficiency and Profitability**: Maximizing efficiency and streamlining operations through consolidation of current real estate footprint, back-office technology stack, supply chain and organizational structure; and

- **Reinvestment in the Highest Potential Brands**: Leveraging substantial opportunity to reinvest into the highest potential brands of these reportable segments to accelerate their growth and innovation pipelines.

We expect GEAR Up to deliver targeted annualized pre-tax operating profit improvements of approximately $100,000. The profit improvements began this fiscal year and we expect to realize $100,000 of run rate cost savings by fiscal year 2027. We are estimating pre-tax restructuring charges of approximately $40,000 to $50,000 over the duration of the plan and expect these charges to be completed by fiscal year 2027. All restructuring charges will be recorded as corporate expenses, and not allocated to our reportable segments. See Note 13, *Restructuring,* to the consolidated financial statements in Part II, Item 8 of this Annual Report for additional information .

Sale of The Kinetic Group and Planned Separation

October 15, 2023, we entered into a definitive agreement (the "Merger Agreement") to sell The Kinetic Group business (formerly the Sporting Products business) to CZECHOSLOVAK GROUP a.s. ("CSG"), for an enterprise value of $1,910,000 ("the base purchase price") on a cash-free, debt-free basis subject to working capital adjustments, in an all-cash transaction (the "Sporting Products Sale"). The Sporting Products Sale represents the next step in Vista Outdoor's plan to split Vista Outdoor into two separate entities, which was previously announced on May 5, 2022. Pursuant to a Separation Agreement entered into between Vista Outdoor and Revelyst, Inc. ("Revelyst") simultaneously with the entry into the Merger Agreement, Vista Outdoor will separate its Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments (together, the "Revelyst business", formerly the Outdoor Products business) from The Kinetic Group business by transferring the assets and liabilities of the Revelyst business to a wholly owned subsidiary of Vista Outdoor, Revelyst, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only The Kinetic Group business), with each share of common stock, par value $0.01 per share, of Vista Outdoor ("Vista Outdoor Common Stock") outstanding as of immediately prior to the closing of such transaction (other than shares held by Vista Outdoor, its subsidiaries or CSG, which will be canceled, and shares subject to appraisal demands in connection with the Sporting Products Sale) being converted into the right to receive (a) one fully paid and non-assessable share of common stock of Revelyst and (b) $12.90 in cash ("Cash Consideration").

On May 27, 2024, the parties entered into the first amendment to the Merger Agreement (the "First Amendment"). The First Amendment:

1. increases the base purchase price from $1,910,000 to $1,960,000;

2. increases the Cash Consideration from $12.90 to $16.00 in cash per share of Vista Outdoor Common Stock; and

3. provides that certain Vista Outdoor restricted stock units held by Company employees will be converted into restricted cash awards, subject to the same terms and conditions as the corresponding Vista Outdoor restricted stock units, including vesting terms, to the extent necessary to address adverse tax consequences to such employees and the Company under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended from time to time.

The Sporting Products Sale is expected to close in calendar year 2024, subject to approval of our stockholders, receipt of clearance by the Committee on Foreign Investment in the United States and other customary closing conditions. There can be no assurance regarding the ultimate timing of the proposed transaction or that the Sporting Products Sale will be completed.

Divestiture - Subsequent Event

On May 1, 2024, we completed the divestiture of the RCBS brand. This business was part of the Revelyst Outdoor Performance reportable segment.

Pellet Mill Fire

On February 6, 2024, a fire occurred at our Fiber Energy Seymour, Missouri pellet manufacturing location. There were no injuries or environmental issues from the fire. The damage was principally limited to the inventory, raw materials, plant equipment and building structures. As a consequence of the fire damage, the pellet mill is curtailed, and we do not expect any material revenues from this business in our next fiscal year.

RCBS and Fiber Energy Products contributed approximately $30,000 of total combined sales in fiscal year 2024.

Outlook

Sporting Products Industry

The Kinetic Group segment continues to benefit from positive participation trends. While macroeconomic conditions pressure consumer purchasing, the firearms industry continues to have a growth trend. For the 57th straight month, NICS data surpassed more than one million firearms checks. The Kinetic Group has a strong order position, but is expected to experience higher commodity input costs, including powder and copper in fiscal year 2025. We are encouraged by strong sell-through trends in fiscal year 2024, and by overall inventory levels, which remained stable during the fourth fiscal quarter of 2024.

Outdoor Recreation Industry

The Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments continue to benefit from strong outdoor participation trends across multiple outdoor activities, including camping, cycling, hunting, fishing and golf. For example, golf participation has expanded into off-course golf, a tremendous growth opportunity where participation reached a new all-time high in 2023 expanding to 33 million participants. With non-golfers making up more than half of these participants, there is a large opportunity to continue to expand the golf market and attract new users. Furthermore, an estimated 54.5 million Americans fished in 2022, an increase of 4% from the prior year. The fishing industry has been consistently stable and the national participation rate in fishing has not dropped below 16% since 2007. We are transforming these segments into the leading global integrated house of brands in the outdoor industry to deliver wildly human experiences for our consumers. We intend to drive growth through innovative product and technology offerings, an enhanced direct-to-consumer channel strategy, and an expanded digital gaming ecosystem. At the end of fiscal year 2024, most of our retailer's inventory levels have come down, but they are managing their inventory tightly as we see more just in time and smaller quantity orders. We expect this dynamic to continue as we head into fiscal year 2025. During fiscal year 2025, we do not expect consumers to meaningfully change purchasing patterns due to ongoing macroeconomic uncertainties. We are expecting that the operational and organizational improvements within these segments, including the GEAR Up transformation program, will continue to positively impact profitability in both the short- and the long-term.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of our management on results of operations, our financial condition, liquidity, and certain other factors that may affect our future results. The following information should be read in conjunction with our consolidated financial statements included in this Annual Report.

Current Economic Conditions

Inflation and Consumer Spending

We are exposed to inflationary factors such as increases in labor, supplier, logistics and overhead costs as well as interest rate exposure, which may adversely affect our operating results. During fiscal year 2024, pressures posed by inflation are causing a decline in consumer disposable income, which has temporarily impacted the demand in our brands, and has also contributed to higher costs of products and operating costs within our Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments. Increased input costs due to inflation have caused decreases in the Kinetic Group segment gross profits during fiscal year 2024. Our sales to retailers and distributors follow the end consumer spending patterns. If these adverse conditions persist or become more severe, this may continue to have an adverse effect on our operating results if the selling prices of our products are not able to offset these increased costs, or if increased selling prices reduce demand for our products. Changes to interest rates in response to inflationary factors could have adverse impacts on our cash flows and operating results depending on the severity and length of the changes. We cannot predict the impact of these adverse conditions on our liquidity and financial results.

Commodity Price Risk

We have been impacted by changes in the prices of raw materials used in production as well as changes in oil and energy costs. In particular, recent increases in the cost of raw materials used in propellants, along with the volatility of commodity metals, such as copper, zinc and lead continue to impact The Kinetic Group segment. We have a strategic sourcing, pricing and hedging strategy to mitigate risk from commodity price fluctuation. See Note 4, *Derivative Financial Instruments,* to the consolidated financial statements in Part II, Item 8 of this Annual Report for more detail. We will continue to evaluate the need for future price changes in light of these trends, our competitive landscape, and our financial results. If our sourcing and pricing strategy is unable to offset impacts of the commodity price fluctuations, our future results from operations and cash flows would be materially impacted.

Results of Operations

Fiscal Year 2024 Compared to Fiscal Year 2023

Our net sales, gross profit, gross profit as a percentage of net sales (gross profit margin), operating income, operating income as a percentage of net sales (operating income margin), other expense (income), net, interest expense, and income tax (benefit) provision by reportable segment and by corporate and other (where applicable) are presented below:

| | Years ended March 31, | | | | Change | |
Net Sales:	**2024**		**2023**[(a)]		**Dollars**	**Percent**
The Kinetic Group	$	1,452,627	$	1,757,932	$ (305,305)	(17.4)%
Revelyst Outdoor Performance		450,064		460,800	(10,736)	(2.3)%
Revelyst Adventure Sports		607,518		625,250	(17,732)	(2.8)%
Revelyst Precision Sports Technology		235,854		235,825	29	— %
Total	$	2,746,063	$	3,079,807	$ (333,744)	(10.8)%

[(a)] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

The Kinetic Group—The decrease in net sales was a result of lower volume across nearly all categories as channel inventory has normalized, the termination of the Lake City contract at the beginning of the third quarter of the prior fiscal year, and lower pricing. These decreases were partially offset by increased shipments of primers and lower discounting.

Revelyst Outdoor Performance—The decrease in net sales was a result of lower volume and price and increased discounting, primarily in optics, shooting accessories, and stoves and stove accessories categories caused by the adverse effects of a challenging economic environment for consumers that reduced demand. These declines were partially offset by sales from Simms Fishing, which was acquired in the second fiscal quarter of the prior year, and increased military product shipments.

Revelyst Adventure Sports—The decrease in net sales is a result of lower volume and increased discounting, primarily in bike, powersports and hydration categories caused by the adverse effects of a challenging economic environment for consumers that reduced demand. These decreases were partially offset by sales from Fox Racing, which was purchased in the second fiscal quarter of the prior year, and increased military product shipments.

Revelyst Precision Sports Technology—The increase in net sales was driven by increased volume in laser ranging category, partially offset by decreased volume in launch monitor category and increased discounting.

| | Years ended March 31, | | | | Change | |
Gross Profit:	**2024**		**2023**[(a)]		**Dollars**	**Percent**
The Kinetic Group	$	485,763	$	653,516	$ (167,753)	(25.7)%
Revelyst Outdoor Performance		107,511		105,446	2,065	2.0 %
Revelyst Adventure Sports		161,674		168,878	(7,204)	(4.3)%
Revelyst Precision Sports Technology		104,037		112,590	(8,553)	(7.6)%
Corporate and other		—		(9,533)	9,533	100.0 %
Total	$	858,985	$	1,030,897	$ (171,912)	(16.7)%
Gross profit margin		31.3%		33.5%		

[(a)] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

The Kinetic Group—The decrease in gross profit was primarily caused by decreased volume and price, unfavorable mix, and increased inputs costs due to inflation. These decreases were partially offset by lower discounting. Gross profit margin was 33.4% compared to 37.2% in the prior fiscal year.

Revelyst Outdoor Performance—The increase in gross profit was primarily driven by Simms Fishing and efficiencies, partially offset by organic business volume declines and pricing. Gross profit margin was 23.9% compared to 22.9% in the prior fiscal year.

Revelyst Adventure Sports—The decrease in gross profit was primarily caused by lower organic business volume, increased discounting, unfavorable mix, and sell through of higher cost inventory, partially offset by sales from Fox Racing and pricing. Gross profit margin was 26.6% compared to 27.0% in the prior fiscal year.

Revelyst Precision Sports Technology—The decrease in gross profit was primarily caused by unfavorable product mix driven by volume shift from launch monitors to laser ranging and, increased discounting and product costs. Gross profit margin was 44.1% compared to 47.7% in the prior fiscal year.

Corporate and Other—Expenses included in gross profit were related to inventory step-up expense from acquisitions in the prior fiscal year.

| | Years ended March 31, | | Change | |
Operating income (loss):	2024	2023[a]	Dollars	Percent
The Kinetic Group	$ 389,960	$ 552,232	$ (162,272)	(29.4)%
Revelyst Outdoor Performance	(2,590)	(825)	(1,765)	213.9 %
Revelyst Adventure Sports	(7,864)	7,305	(15,169)	(207.7)%
Revelyst Precision Sports Technology	39,061	55,943	(16,882)	(30.2)%
Corporate and other	(368,114)	(506,800)	138,686	27.4 %
Total	$ 50,453	$ 107,855	$ (57,402)	(53.2)%
Operating income margin	1.8%	3.5%		

[a] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

The Kinetic Group—The decrease in operating income was primarily caused by the decrease in gross profit, partially offset by decreased selling costs. Operating income margin was 26.8% compared to 31.4% in the prior fiscal year.

Revelyst Outdoor Performance—The increase in operating loss was primarily caused by increased selling, general, and administrative costs related to an acquired business, partially offset by increased in gross profit and reduced selling costs related to organic businesses. Operating income margin was (0.6)% compared to (0.2)% in the prior fiscal year.

Revelyst Adventure Sports—The decrease in operating income was primarily caused by increased selling, general, and administrative costs related to an acquired business and lower gross profit, partially offset by decreased selling, general, and administrative costs related to organic businesses. Operating income margin was (1.3)% compared to 1.2% in the prior fiscal year.

Revelyst Precision Sports Technology—The decrease in operating income was primarily caused by decreased gross profit and increased research and development and selling costs. Operating income margin was 16.6% compared to 23.7% in the prior fiscal year.

Corporate and Other—The decrease in operating loss was primarily driven by decreased goodwill and intangible impairment, stock-based compensation, annual incentive compensation, inventory step-up, transaction and executive transition expense. These decreases were partially offset by increased non-cash expense related to the estimated fair value of the contingent consideration as compared to the non-cash income recognized in the prior fiscal year and planned separation, GEAR Up transformation costs, transition and post-acquisition compensation expense.

| | Years ended March 31, | | Change | |
Other expense (income), net:	2024	2023	Dollars	Percent
Other expense (income), net	$ 1,988	$ (2,124)	$ 4,112	(193.6)%

The change from other income in the prior fiscal year to other expense in the current fiscal year was caused by changes in foreign exchange gains and losses.

Interest expense, net:	Years ended March 31,		Change	
	2024	2023	Dollars	Percent
Corporate and other	$ 62,949	$ 59,317	$ 3,632	6.1 %

The increase in interest expense was due to higher interest rates and debt issuance cost write offs, offset by a decrease in our average debt balance.

Income tax (benefit) provision:	Years ended March 31,				
	2024	Effective Rate	2023	Effective Rate	Change
Corporate and other	$ (8,979)	62.0 %	$ 60,380	119.2 %	$ (69,359)

See Note 16, *Income Taxes*, to the consolidated financial statements in Part II, Item 8 of this Annual Report, for information regarding income taxes.

The decrease in the current period effective tax rate is primarily due to the impact of nondeductible impairment of goodwill.

Our provision for income taxes includes federal, state and foreign income taxes. The effective tax rate for fiscal year 2024 of 62.0% is reflective of the federal statutory rate of 21% increased by the beneficial deductions for foreign derived intangible income and changes in tax contingency, partially offset by nondeductible impairment of goodwill and non-deductible earnouts.

The effective tax rate for fiscal year 2023 of 119.2% differs from the federal statutory rate of 21% primarily due to the impact of nondeductible impairment of goodwill and state taxes, partially offset by the deduction for foreign derived intangible income.

Fiscal Year 2023 Compared to Fiscal Year 2022

Our net sales, gross profit, gross profit as a percentage of net sales (gross profit margin), operating income, operating income as a percentage of net sales (operating income margin), interest expense, and income tax provision by reporting segment and by corporate and other (where applicable) are presented below (dollars in thousands):

Net Sales:	Years ended March 31,		Change	
	2023[a]	2022[a]	Dollars	Percent
The Kinetic Group	$ 1,757,932	$ 1,737,891	$ 20,041	1.2 %
Revelyst Outdoor Performance	460,800	564,144	(103,344)	(18.3)%
Revelyst Adventure Sports	625,250	556,521	68,729	12.3 %
Revelyst Precision Sports Technology	235,825	186,065	49,760	26.7 %
Total	$ 3,079,807	$ 3,044,621	$ 35,186	1.2 %

[a] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior periods have been restated to conform to the change.

The Kinetic Group—The increase in net sales was driven by improved pricing in all categories and higher volume in primer and rimfire, partially offset by termination of the Lake City contract at the beginning of the third quarter of fiscal year 2023 and volume declines in pistol.

Revelyst Outdoor Performance—The decrease in net sales is related primarily to reduced purchasing across nearly all channels, partially offset by increased sales from the acquisition of Simms Fishing in the second quarter of fiscal year 2023, Stone Glacier in the fourth quarter of fiscal year 2022, and Fiber Energy in the third quarter in fiscal year 2022, pricing and increased direct-to-consumer sales.

Revelyst Adventure Sports—The increase in net sales was driven by the acquisition of Fox Racing in the second quarter of fiscal year 2023, price, and increased direct-to-consumer sales, partially offset by declines in organic brand volume primarily due to reduced purchasing across nearly all channels.

Revelyst Precision Sports Technology—The increase in net sales was driven by the acquisition of Foresight Sports in the third quarter of fiscal year 2022, pricing and increased direct-to-consumer sales, partially offset by declines in organic volume primarily in laser ranging category.

Gross Profit:	Years ended March 31, 2023[a]	Years ended March 31, 2022[a]	Change Dollars	Change Percent
The Kinetic Group	$ 653,516	$ 712,160	$ (58,644)	(8.2)%
Revelyst Outdoor Performance	105,446	154,565	(49,119)	(31.8)%
Revelyst Adventure Sports	168,878	156,315	12,563	8.0 %
Revelyst Precision Sports Technology	112,590	88,567	24,023	27.1 %
Corporate and other	(9,533)	(2,375)	(7,158)	(301.4)%
Total	$ 1,030,897	$ 1,109,232	$ (78,335)	(7.1)%
Gross profit margin	33.5%	36.4%		

[a] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

The Kinetic Group—The decrease in gross profit was caused by increased commodity and freight costs and lower volume. The decrease was partially offset by improved pricing. Gross profit margin was 37.2% in fiscal year 2023 compared to 41.0% in fiscal year 2022.

Revelyst Outdoor Performance—The net decrease in gross profit was primarily driven by volume changes as discussed above. Gross profit margin was 22.9% in fiscal year 2023 compared to 27.4% in fiscal year 2022.

Revelyst Adventure Sports—The net increase in gross profit was primarily driven by volume from Fox Racing and improved pricing, which was partially offset by organic businesses' volume declines and increased product and freight costs. Gross profit margin was 27.0% in fiscal year 2023 compared to 28.1% in fiscal year 2022.

Revelyst Precision Sports Technology—The net increase in gross profit was primarily driven by volume from the acquisition of Foresight Sports as discussed above. Gross profit margin was 47.7% in fiscal year 2023 compared to 47.6% in fiscal year 2022.

Corporate and Other—Expenses included in gross profit were related to inventory step-up expense from acquisitions in fiscal years 2023 and 2022.

Operating income (loss):	Years ended March 31, 2023[a]	Years ended March 31, 2022[a]	Change Dollars	Change Percent
The Kinetic Group	$ 552,232	$ 600,415	$ (48,183)	(8.0)%
Revelyst Outdoor Performance	(825)	58,531	(59,356)	(101.4)%
Revelyst Adventure Sports	7,305	54,527	(47,222)	(86.6)%
Revelyst Precision Sports Technology	55,943	51,436	4,507	8.8 %
Corporate and other	(506,800)	(118,687)	(388,113)	(327.0)%
Total	$ 107,855	$ 646,222	$ (538,367)	83.3 %
Operating income margin	3.5%	21.2%		

[a] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

The Kinetic Group—The decrease in operating income was primarily caused by the decrease in gross profit, partially offset by decreased incentive compensation and marketing costs. Operating income margin was 31.4% in fiscal year 2023 compared to 34.5% in fiscal year 2022.

Revelyst Outdoor Performance—The decrease in operating income was primarily driven by the decrease in gross profit of organic businesses and increased selling, general and administrative costs related to Simms Fishing. Operating income margin was (0.2)% in fiscal year 2023, compared to 10.4% in fiscal year 2022.

Revelyst Adventure Sports—The decrease in operating income was primarily driven by increased selling, general and administrative expenses related to Fox Racing, partially offset by the increase in gross profit as discussed above. Operating income margin was 1.2% in fiscal year 2023, compared to 9.8% in fiscal year 2022.

Revelyst Precision Sports Technology—The increase in operating income was primarily driven by the Foresight Sports increased gross profit. Operating income margin was 23.7% in fiscal year 2023, compared to 27.6% in fiscal year 2022.

Corporate and Other—The increase in operating loss was primarily caused by goodwill and tradename impairments, increased planned separation costs, reorganization costs, inventory step-up expense, transaction costs, and transition costs. The decline was partially offset by a decrease in the fair value of the contingent consideration liabilities and lower incentive compensation expense.

| | Years ended March 31, | | Change | |
Other income, net:	2023	2022	Dollars	Percent
Corporate and other	$ 2,124	$ —	$ 2,124	— %

The increase in other income, net was caused by foreign exchange gains related to our businesses acquired during fiscal year 2023.

| | Years ended March 31, | | Change | |
Interest expense, net:	2023	2022	Dollars	Percent
Corporate and other	$ 59,317	$ 25,264	$ 34,053	134.8 %

The increase in interest expense was due to higher interest rates and an increase in our average debt balance.

| | Years ended March 31, | | | | |
Income tax provision:	2023	Effective Rate	2022	Effective Rate	Change
Corporate and other	$ 60,380	119.2 %	$ 147,732	23.8 %	$ (87,352)

See Note 16, *Income Taxes*, to the consolidated financial statements in Part II, Item 8 of this Annual Report, for information regarding income taxes.

The increase in the fiscal year 2023 tax rate compared to fiscal year 2022 is primarily due to the impact of nondeductible impairment of goodwill.

Our provision for income taxes includes federal, state and foreign income taxes. The effective tax rate for fiscal year 2023 of 119.2% differs from the federal statutory rate of 21% primarily due to the impact of nondeductible impairment of goodwill and state taxes, partially offset by the deduction for foreign derived intangible income.

The effective tax rate for fiscal year 2022 of 23.8% differs from the federal statutory rate of 21% primarily due to the impact of state taxes and is partially offset by changes in tax contingency.

Liquidity and Capital Resources

We manage our business to maximize operating cash flows as the primary source of liquidity. In addition to cash on hand and cash generated by operations, our sources of liquidity include committed credit facilities and access to the public debt and equity markets. We use our cash primarily to fund investments in our existing businesses and for debt payments, acquisitions, share repurchases, and other activities.

Financial Condition

Cash decreased to $60,271 as of March 31, 2024 from $86,208 at March 31, 2023. We used cash during the year to pay off our 2022 Term Loan and for net paydown of our 2022 ABL Revolving Credit Facility, capital expenditures and our acquisition of PinSeeker. These uses of cash were partially offset by cash provided from our operating activities of $400,887.

Operating Activities

Net cash provided by operating activities decreased $85,298 from the prior fiscal year. The decrease was primarily driven by the timing of accounts receivable collections. Cash used to purchase inventory decreased compared to the prior fiscal year as a result of our successful inventory management programs within our Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments.

Investing Activities

Cash used for investing activities decreased $742,985 from the prior fiscal year. The prior fiscal year cash usage was driven by the acquisition of businesses.

Financing Activities

Net cash provided by financing activities decreased $747,649 from the prior fiscal year. During the prior fiscal year, we obtained 2022 Term Loan and had net advances on our ABL Revolving Credit Facility. During the current fiscal year, we paid off the 2022 Term Loan, made net repayments on our ABL Revolving Credit Facility and made higher contingent consideration payments as compared to the prior fiscal year.

Liquidity

In addition to our normal operating cash requirements, our principal future cash requirements are to fund capital expenditures, debt repayments, earn-outs related to previous acquisitions, execution of our GEAR Up transformation program and any strategic acquisitions. Our short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain production facilities and working capital requirements. Our debt service requirements over the next two years consist of required interest payments due under our 4.5% Notes and 2022 ABL Revolving Credit Facility. Our 2022 Term Loan was paid in full during the fourth fiscal quarter of fiscal year 2024.

Based on our current financial condition, management believes that our cash position, combined with anticipated generation of cash flows and the availability of funding, if needed, under our 2022 ABL Revolving Credit Facility, access to debt and equity markets, as well as other potential sources of funding including additional bank financing, will be adequate to fund future growth, to service our currently anticipated short-term and long-term debt obligations, make capital expenditures, pay earn-outs related to previous acquisitions, and execute our GEAR Up transformation program over the next 12 months. As of March 31, 2024, based on the borrowing base less outstanding borrowings of $220,000, outstanding letters of credit of $14,612, less the minimum required borrowing base of $57,000 the amount available under the 2022 ABL Revolving Credit Facility was $237,109. Our total debt as a percentage of total capitalization (total debt and stockholders' equity) was 39% as of March 31, 2024. See Note 14, *Long-term Debt,* to the consolidated financial statements in Part II, Item 8 of this Annual Report, for a detailed discussion of our indebtedness.

There can be no assurance that the cost or availability of future borrowings, if any, will not be materially impacted by capital and credit market conditions, including any disruptions to these markets, as a result of natural disasters and public health crises or other significant catastrophic events, or our future financial condition and performance. Furthermore, because our 2022 ABL Revolving Credit Facility is secured in large part by receivables from our customers, a sustained deterioration in general economic conditions that adversely affects the creditworthiness of our customers could have a negative effect on our future available liquidity under the 2022 ABL Revolving Credit Facility.

Share Repurchases

Additional information regarding our share repurchases during fiscal year 2024 is presented in Part II, Item 5 of this Annual Report.

Material Cash Requirements

The following tables summarize our material cash requirements as of March 31, 2024:

	Total		Material cash requirements by period		
		Less than 1 year	Years 2 - 3	Years 4 - 5	More than 5 years
Long-term debt	$ 720,000	$ —	$ 220,000	$ 500,000	$ —
Interest on debt	143,068	37,784	60,284	45,000	—
Operating leases	176,314	24,245	44,521	34,681	72,867
Purchase commitments and other	146,733	142,959	3,324	450	—
Pension plan contributions	27,600	4,300	6,600	6,000	10,700
Total	$ 1,213,715	$ 209,288	$ 334,729	$ 586,131	$ 83,567

Payments for interest are based on outstanding debt as of March 31, 2024.

Pension plan contributions are an estimate of the contributions we will make to the plans through fiscal 2033 to provide pension benefits for employees based on expected actuarial estimated funding requirements through fiscal 2033.

The total liability for uncertain tax positions as of March 31, 2024, was approximately $24,853 (see Note 16, *Income Taxes,* to the consolidated financial statements in Part II, Item 8 of this Annual Report), none of which is expected to be paid within 12 months. We are unable to provide a reasonably reliable estimate of the timing of future payments relating to the non-current uncertain tax position obligations.

Contingencies

Litigation

From time-to-time, we are subject to various legal proceedings, including lawsuits, which arise out of and are incidental to the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial condition, or cash flows.

Environmental Liabilities

Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. We are obligated to conduct investigation and/or remediation activities at certain sites that we own or operate or formerly owned or operated.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. As a PRP, those former subsidiaries may be required to pay a share of the costs of the investigation and clean-up of these sites. In that event, we would be obligated to indemnify those subsidiaries for such costs. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows.

We could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, and we have environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

See Note 17, *Commitments and Contingencies,* to the consolidated financial statements in Part II, Item 8 of this Annual Report for additional information.

Dependence on Key Customers; Concentration of Credit

No customer contributed more than 10% of sales during fiscal years 2024, 2023, and 2022. If a key customer fails to meet payment obligations, our operating results and financial condition could be adversely affected.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. A significant portion of our indebtedness consists of revolver borrowings with variable rate interest that exposes us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income (loss) and cash flows will correspondingly decrease. Assuming $145 million of variable-rate indebtedness (which was the portion of our indebtedness outstanding as of March 31, 2024, which was not included in our hedged floating-to-fixed interest rate swaps) a change of 1/4 of one percent in interest rates would result in a $0.4 million change in annual estimated interest expense. To mitigate the risks from interest rate exposure, we enter into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. We measure market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical change (increase and decrease) in interest rates. We used current market rates on the debt portfolio to perform the sensitivity analysis.

We may use derivatives to hedge certain interest rates, foreign currency exchange rates, and commodity price risks, but do not use derivative financial instruments for trading or other speculative purposes. Additional information regarding these financial instruments is contained in Note 2, *Fair Value of Financial Instruments,* to the audited consolidated financial statements included in this Annual Report. Our objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow.

We conduct business through our subsidiaries in many different countries, and fluctuations in currency exchange rates could have a significant impact on the reported results of operations, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, particularly the Euro, the British pound, the Chinese renminbi (yuan), and the Canadian dollar, could cause fluctuations in the reported results of our businesses' operations that could negatively affect our results of operations. To mitigate the risks from foreign currency exposure, we enter into hedging transactions, mainly foreign currency forward contracts, through derivative financial instruments that have been authorized pursuant to corporate policies. Additional information regarding these financial instruments is contained in Note 2, *Fair Value of Financial Instruments,*

In addition, sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Vista Outdoor Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vista Outdoor Inc. and subsidiaries (the "Company") as of March 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Goodwill – Golf Reporting Unit – Refer to Note 11 to the financial statements

The Company tests goodwill for impairment on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. As a result of a downward revision of forecasted cash flows due to lower volume and profitability expectations, combined with the decline in the Company's stock price in the third quarter of fiscal year 2024, the Company concluded that triggering events had occurred potentially indicating that the fair values of certain reporting units were less than their carrying values. Based on this assessment, the Company recognized a partial goodwill impairment loss of $125.5 million related to the Golf reporting unit. The fair value of the reporting unit was determined considering both an income and market approach. The Company weighted the valuation of their Golf reporting unit using 100% of the income approach, specifically the discounted cash flow method, which required Management to make significant estimates and assumptions related to forecasted revenues, operating margins, and the weighted average cost of capital.

We identified the fair value determination of the Golf goodwill as a critical audit matter due to the significant estimates and assumptions in determining forecasted revenues, operating margins, and the weighted average cost of capital. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates related to these assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues, operating margins, and the selection of the weighted average cost of capital included the following, among others:

- We tested the effectiveness of internal controls over management's valuation analysis, including those over the forecasted revenues and operating margins, and selection of the weighted average cost of capital.

- We inquired of appropriate individuals, both within and outside of finance, regarding the forecasted revenues and operating margins.

- We evaluated the reasonableness of management's forecasted revenues and operating margins by comparing the forecasts to:

    – Historical sales and growth rates of the Golf reporting unit.
    – Historical operating margins of the Golf reporting unit.
    – Internal communications to management and the Board of Directors.
    – Forecasted information included in analyst and industry reports for the Company, applicable market data, and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted average cost of capital by:

    – Testing the source information underlying the determination of the weighted average cost of capital and testing the mathematical accuracy of the calculations.
    – Developing a range based upon our independent estimate and comparing the weighted average cost of capital selected by management to that range.

Impairment of Indefinite-Lived Trade Name – Fox Racing – Refer to Note 11 to the financial statements

Indefinite-lived intangibles are tested for impairment annually on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. In conjunction with the Company's interim quantitative goodwill impairment assessment, they performed a fair value assessment on indefinite-lived trade names and recorded an impairment loss of $26.6 million related to the Fox Racing indefinite-lived trade name. The Company estimates fair value to assess the recoverability of indefinite-lived trade names using a relief from royalty method, which required Management to make significant estimates and assumptions related to forecasted revenues, the weighted average cost of capital and the royalty rate.

We identified the fair value determination of the Fox Racing indefinite-lived trade name as a critical audit matter due to the significant estimates and assumptions in determining forecasted revenues, the weighted average cost of capital and the royalty rate. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates related to these assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues, the selection of the weighted average cost of capital, and the selection of royalty rate included the following, among others:

- We tested the effectiveness of internal controls over management's valuation analysis, including those over forecasted revenues, the selection of the weighted average cost of capital, and the selection of the royalty rate.

- We inquired of appropriate individuals, both within and outside of finance, regarding the forecasted revenues.

- We evaluated the reasonableness of management's forecasted revenues by comparing the forecasts to:

    – Historical sales and growth rates of Fox Racing.
    – Internal communications to management and the Board of Directors.
    – Forecasted information included in analyst and industry reports for the Company, applicable market data, and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted average cost of capital and royalty rate by:

  – Testing the source information underlying the determination of the weighted average cost of capital and royalty rate and testing the mathematical accuracy of the calculations.

  – Developing a range based upon our independent estimate and comparing the weighted average cost of capital selected by management to that range.

  – Developing a range based upon our independent estimate and comparing the royalty rate selected by management to that range.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

May 29, 2024

We have served as the Company's auditor since 2014.

VISTA OUTDOOR INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share data)	March 31, 2024		March 31, 2023	
ASSETS				
Current assets:				
Cash and cash equivalents	$	60,271	$	86,208
Net receivables		355,903		339,373
Net inventories		609,999		709,897
Income tax receivable		9,113		—
Other current assets		39,836		60,636
Total current assets		1,075,122		1,196,114
Net property, plant, and equipment		201,864		228,247
Operating lease assets		107,007		106,828
Goodwill		318,251		465,709
Net intangible assets		627,636		733,176
Deferred income tax assets		12,895		—
Deferred charges and other non-current assets, net		59,605		68,808
Total assets	$	2,402,380	$	2,798,882
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	$	—	$	65,000
Accounts payable		163,411		136,556
Accrued compensation		56,983		60,719
Accrued income taxes		—		6,676
Federal excise, use, and other taxes		35,552		38,543
Other current liabilities		129,352		146,377
Total current liabilities		385,298		453,871
Long-term debt		717,238		984,658
Deferred income tax liabilities		—		40,749
Long-term operating lease liabilities		105,699		103,313
Accrued pension and postemployment benefits		22,866		25,114
Other long-term liabilities		44,982		59,384
Total liabilities		1,276,083		1,667,089
Commitments and contingencies (Notes 14 and 17)				
Common stock—$.01 par value:				
Authorized—500,000,000 shares				
Issued and outstanding—58,238,276 shares as of March 31, 2024 and 57,085,756 shares as of March 31, 2023		582		570
Additional paid-in-capital		1,653,089		1,711,155
Accumulated deficit		(236,033)		(230,528)
Accumulated other comprehensive loss		(74,348)		(80,802)
Common stock in treasury, at cost—5,726,163 shares held as of March 31, 2024 and 6,878,683 shares held as of March 31, 2023		(216,993)		(268,602)
Total stockholders' equity		1,126,297		1,131,793
Total liabilities and stockholders' equity	$	2,402,380	$	2,798,882

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended March 31,				
(Amounts in thousands except per share data)		2024		2023		2022
Sales, net	$	2,746,063	$	3,079,807	$	3,044,621
Cost of sales		1,887,078		2,048,910		1,935,389
Gross profit		858,985		1,030,897		1,109,232
Operating expenses:						
Research and development		49,644		44,209		28,737
Selling, general, and administrative		540,076		504,478		434,273
Impairment of goodwill and intangibles (Note 11)		218,812		374,355		—
Operating income		50,453		107,855		646,222
Other (expense) income, net (Note 4)		(1,988)		2,124		—
Interest expense, net		(62,949)		(59,317)		(25,264)
Income (loss) before income taxes		(14,484)		50,662		620,958
Income tax benefit (provision)		8,979		(60,380)		(147,732)
Net income (loss)	$	(5,505)	$	(9,718)	$	473,226
Earnings (loss) per common share:						
Basic	$	(0.10)	$	(0.17)	$	8.27
Diluted	$	(0.10)	$	(0.17)	$	8.00
Weighted-average number of common shares outstanding:						
Basic		57,946		56,600		57,190
Diluted		57,946		56,600		59,137
Net income (loss) (from above)	$	(5,505)	$	(9,718)	$	473,226
Other comprehensive income (loss), net of tax:						
Pension and other postretirement benefit liabilities:						
Reclassification of prior service credits for pension and postretirement benefit plans recorded to net income, net of tax benefit of $0, $0, and $434		—		—		(1,336)
Reclassification of net actuarial loss for pension and postretirement benefit plans recorded to net income, net of tax expense of $(704), $(884), and $(1,215)		2,248		2,776		3,744
Valuation adjustment for pension and postretirement benefit plans, net of tax benefit (expense) of $(150), $1,003, and $(1,434)		479		(3,150)		4,683
Change in derivative instruments, net of tax benefit (expense) of $(1,105), $1,707, and $168		3,528		(3,187)		(517)
Change in cumulative translation adjustment, net of tax benefit (expense) of $20, $(317), and $0		199		(562)		(58)
Total other comprehensive income (loss)		6,454		(4,123)		6,516
Comprehensive income (loss)	$	949	$	(13,841)	$	479,742

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	Years ended March 31, 2024	2023	2022
Operating Activities			
Net income (loss)	$ (5,505)	$ (9,718)	$ 473,226
Adjustments to net income (loss) to arrive at cash provided by operating activities:			
Depreciation	49,145	48,126	46,094
Amortization of intangible assets	50,146	43,963	26,246
Amortization of deferred financing costs	10,098	6,702	1,411
Impairment of goodwill and intangibles (Note 11)	218,812	374,355	—
Impairment of long-lived assets	4,462	—	—
Change in fair value of contingent consideration	5,855	(27,510)	955
Deferred income taxes	(54,988)	(43,177)	11,857
Gain on foreign exchange	(624)	(1,249)	—
Loss on disposal of property, plant, and equipment	1,326	1,719	796
Share-based compensation	11,450	28,119	27,407
Changes in assets and liabilities:			
Net receivables	(13,480)	66,860	(50,631)
Net inventories	105,884	18,537	(172,741)
Accounts payable	29,500	(33,596)	(24,350)
Accrued compensation	(3,847)	(25,803)	14,370
Accrued income taxes	(19,627)	59,679	(3,968)
Federal excise, use, and other taxes	(2,991)	(3,311)	8,111
Pension and other postretirement benefits	1,333	1,988	(1,561)
Other assets and liabilities	13,938	(19,499)	(38,911)
Cash provided by operating activities	400,887	486,185	318,311
Investing Activities			
Capital expenditures	(30,534)	(38,810)	(42,782)
Proceeds from note receivable	—	10,683	—
Acquisition of businesses, net of cash received	(16,478)	(761,589)	(545,467)
Proceeds from the disposition of property, plant, and equipment	328	47	411
Cash used for investing activities	(46,684)	(789,669)	(587,838)
Financing Activities			
Proceeds from credit facility	204,000	468,000	400,000
Repayments of credit facility	(339,000)	(283,000)	(230,000)
Proceeds from issuance of long-term debt	—	350,000	—
Payments on long-term debt	(205,000)	(145,000)	—
Payments made for debt issue costs and prepayment premiums	(63)	(17,209)	(1,061)
Proceeds from exercise of stock options	162	4,213	533
Payments made for contingent consideration	(22,573)	(706)	—
Purchase of treasury shares	—	—	(113,195)
Payment of employee taxes related to vested stock awards	(17,967)	(9,090)	(7,310)
Cash (used for) provided by financing activities	(380,441)	367,208	48,967
Effect of foreign currency exchange rate fluctuations on cash	301	(100)	(121)
Increase (decrease) in cash and cash equivalents	(25,937)	63,624	(220,681)
Cash and cash equivalents at beginning of year	86,208	22,584	243,265
Cash and cash equivalents at end of year	$ 60,271	$ 86,208	$ 22,584
Supplemental Cash Flow Disclosures:			
Noncash investing activity:			
Capital expenditures included in accounts payable and other accrued liabilities	$ 1,529	$ 4,751	$ 1,656
Contingent consideration in connection with business combinations	—	(11,400)	(35,964)

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except share data)	Common Stock $.01 Par Value		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total Equity
	Shares	Amount					
Balance, March 31, 2021	**58,561,016**	**$ 585**	**$ 1,731,479**	**$ (694,036)**	**$ (83,195)**	**$ (217,836)**	**$ 736,997**
Comprehensive income	—	—	—	473,226	6,516	—	479,742
Exercise of stock options	28,921	—	(607)	—	—	1,140	533
Share-based compensation	—	—	27,407	—	—	—	27,407
Restricted stock vested and shares withheld	406,691	—	(24,823)	—	—	17,206	(7,617)
Employee stock purchase program	12,799	—	(2)	—	—	504	502
Treasury shares purchased	(2,980,681)	(30)	—	—	—	(113,165)	(113,195)
Other	64,710	5	(2,527)	—	—	2,552	30
Balance, March 31, 2022	**56,093,456**	**560**	**1,730,927**	**(220,810)**	**(76,679)**	**(309,599)**	**1,124,399**
Comprehensive loss	—	—	—	(9,718)	(4,123)	—	(13,841)
Exercise of stock options	321,260	—	(8,384)	—	—	12,597	4,213
Share-based compensation	—	—	28,119	—	—	—	28,119
Restricted stock vested and shares withheld	602,574	—	(37,409)	—	—	25,729	(11,680)
Employee stock purchase program	23,556	—	(340)	—	—	923	583
Other	44,910	10	(1,758)	—	—	1,748	—
Balance, March 31, 2023	**57,085,756**	**570**	**1,711,155**	**(230,528)**	**(80,802)**	**(268,602)**	**1,131,793**
Comprehensive income	—	—	—	(5,505)	6,454	—	949
Exercise of stock options	15,120	—	(414)	—	—	576	162
Share-based compensation	—	—	11,450	—	—	—	11,450
Restricted stock vested and shares withheld	1,045,551	—	(65,954)	—	—	47,543	(18,411)
Employee stock purchase program	12,426	—	(119)	—	—	472	353
Other	79,423	12	(3,029)	—	—	3,018	1
Balance, March 31, 2024	**58,238,276**	**$ 582**	**$ 1,653,089**	**$ (236,033)**	**$ (74,348)**	**$ (216,993)**	**$ 1,126,297**

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except per share data and unless otherwise indicated)

1. Significant Accounting Policies

Nature of Operations. Vista Outdoor Inc. (together with our subsidiaries, "Vista Outdoor", "we", "our", and "us", unless the context otherwise requires) is a leading global designer, manufacturer, and marketer of outdoor recreation and shooting sports products. We made changes to our reporting units and reportable segments during the fourth quarter of fiscal year 2024. See Note 11, *Goodwill and Intangible Assets* and Note 19, *Operating Segment Information*, for further information. We operate through four reportable segments, The Kinetic Group, Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology. We are headquartered in Anoka, Minnesota and have manufacturing and distribution facilities in the United States, Mexico, and Puerto Rico along with international customer service, sales and sourcing operations in Asia and Europe. We have a robust global distribution network serving customers in over 100 countries. Vista Outdoor was incorporated in Delaware in 2014.

Basis of Presentation. The consolidated financial statements reflect our financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the U.S.

Principles of Consolidation. The consolidated financial statements include our net assets and results of operations as described above. All intercompany transactions and accounts within the businesses have been eliminated.

Fiscal Year. References in this report to a particular fiscal year refer to the year ended March 31 of that calendar year. Our interim quarterly periods are based on 13-week periods and end on Sundays.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates. We review our estimates to ensure that these estimates properly reflect changes in our business or as new information becomes available.

Sale of The Kinetic Group and Planned Separation

On October 15, 2023, we entered into a definitive agreement (the "Merger Agreement") to sell The Kinetic Group business (formerly the Sporting Products business) to CZECHOSLOVAK GROUP a.s. ("CSG"), for an enterprise value of $1,910,000 ("the base purchase price") on a cash-free, debt-free basis subject to working capital adjustments, in an all-cash transaction (the "Sporting Products Sale"). The Sporting Products Sale represents the next step in Vista Outdoor's plan to split Vista Outdoor into two separate entities, which was previously announced on May 5, 2022. Pursuant to a Separation Agreement entered into between Vista Outdoor and Revelyst, Inc. ("Revelyst") simultaneously with the entry into the Merger Agreement, Vista Outdoor will separate its Revelyst Outdoor Performance, Revelyst Adventure Sports and Revelyst Precision Sports Technology segments (together, the "Revelyst business", formerly the Outdoor Products business) from The Kinetic Group business by transferring the assets and liabilities of the Revelyst business to a wholly owned subsidiary of Vista Outdoor, Revelyst, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only The Kinetic Group business), with each share of common stock, par value $0.01 per share, of Vista Outdoor, ("Vista Outdoor Common Stock") outstanding as of immediately prior to the closing of such transaction (other than shares held by Vista Outdoor, its subsidiaries or CSG, which will be canceled, and shares subject to appraisal demands in connection with the Sporting Products Sale) being converted into the right to receive (a) one fully paid and non-assessable share of common stock of Revelyst and (b) $12.90 in cash ("Cash Consideration").

On May 27, 2024, the parties entered into the first amendment to the Sporting Products Sale (the "First Amendment"). The First Amendment:

1. increases the base purchase price from $1,910,000 to $1,960,000;

2. increases the Cash Consideration from $12.90 to $16.00 in cash per share of Vista Outdoor Common Stock; and

3. provides that certain Vista Outdoor restricted stock units held by Company employees will be converted into restricted cash awards, subject to the same terms and conditions as the corresponding Vista Outdoor restricted stock units , including vesting terms, to the extent necessary to address adverse tax consequences to such employees and the Company under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended from time to time.

The Sporting Products Sale is expected to close in calendar year 2024, subject to approval of our stockholders, receipt of clearance by the Committee on Foreign Investment in the United States and other customary closing conditions. There can be no assurance regarding the ultimate timing of the proposed transaction or that the Sporting Products Sale will be completed.

Revenue Recognition. For the majority of our contracts with customers, we recognize revenue for our products at a point in time upon the transfer of control of the products to the customer, which typically occurs upon shipment and coincides with our right to payment, the transfer of legal title, and the transfer of the significant risks and rewards of ownership of the product. For our contracts that include bundled and hardware and software sales, revenue related to delivered hardware and bundled software is recognized when control has transferred to the customer, which typically occurs upon shipment. Revenue allocated to unspecified software update rights is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided.

The total amount of revenue we recognize for the sale of our products reflects various sales adjustments for discounts, returns, refunds, allowances, rebates, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require management to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future. Sales taxes, firearms and ammunition excise tax, and other similar taxes are excluded from revenue. Revenue recognition is discussed in further detail in Note 5, *Revenue Recognition*.

For the immaterial amount of our contracts that have multiple performance obligations, which represent promises within an arrangement that are distinct, we allocate revenue to all distinct performance obligations based on their relative stand-alone selling prices ("SSPs"). When available, we use observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. We allocate revenue and any related discounts to these performance obligations based on their relative SSPs.

Cost of Sales. Cost of sales includes material, labor, and overhead costs associated with product manufacturing, including depreciation, amortization, purchasing and receiving, inspection, warehousing, product liability, warranty, and inbound and outbound shipping and handling costs.

Research and Development Costs. Research and development costs consist primarily of compensation and benefits and experimental work materials for our employees who are responsible for the development and enhancement of new and existing products. Research and development costs incurred to develop new products and to enhance existing products are charged to expense as incurred.

Selling, General, and Administrative Expense. Selling, general, and administrative expense includes, among other items, administrative salaries, benefits, commissions, advertising, insurance, and professional fees.

Advertising Costs. Advertising and promotional costs including print ads, commercials, catalogs, and brochures are expensed in the period when the first advertisement is run. Our co-op program is structured so that certain customers are eligible for reimbursement for certain types of advertisements on qualifying product purchases and are accrued as purchases are made. Advertising costs totaled $58,259, $59,189, and $58,028 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Cash Equivalents. Cash equivalents are all highly liquid cash investments purchased with original maturities of three months or less.

Allowance for Estimated Credit Losses. We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances, and the customers' financial condition and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

Inventories. Inventories are stated at the lower of cost, determined using the first-in, first-out ("FIFO") method, or net realizable value. Inventory costs associated with work in process inventory and finished goods include material, labor, and manufacturing overhead, while costs associated with raw materials and purchased finished goods include material and inbound freight costs. We provide inventory allowances for any excess and obsolete inventories and periodically write inventory amounts down to market when costs exceed market value.

Warranty Costs. We provide consumer warranties against manufacturing defects on certain products with warranty periods typically ranging from one year to the expected lifetime of the product. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, our current production environment as well as specific and identifiable warranties as applicable. See Note 12, *Other Current Liabilities,* for additional detail.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability (the exit price) in the principal and most advantageous market for the asset or liability in an orderly transaction between market participants. We measure and disclose the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires the use of observable market data when available. The measurement of assets and liabilities at fair value are classified using the following three-tier hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—One or more significant inputs to the valuation model are unobservable.

See Note 2, *Fair Value of Financial Instruments,* for additional disclosure regarding fair value of financial instruments.

Goodwill. We test goodwill for impairment on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. Goodwill is assigned to our reporting units, which are our operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results.

During the annual impairment review process we have the option to first perform a qualitative assessment (commonly referred to as "step zero") over relative events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or to perform a quantitative assessment ("step one") where we estimate the fair value of each reporting unit using both an income and market approach. We completed a step zero assessment during the fourth quarter, and concluded there were no indicators of impairment. See Note 11, *Goodwill and Intangible Assets*, for discussion and details.

During the third quarter of fiscal year 2024, as a result of an increasingly challenging economic environment for consumers due to higher interest rate expectations continuing, and other factors affecting the market for our products, we reduced our projections for fiscal year 2024 and beyond for the majority of our reporting units within the former Revelyst reportable segment. See Note 11, *Goodwill and Intangible Assets* and Note 19, *Operating Segment Information*, for further information on changes to our reporting units and reportable segments during the fourth quarter of fiscal year 2024. As a result of a downward revision of forecasted cash flows due to lower volume and profitability expectations, combined with the decline in our stock price in the third fiscal quarter, we concluded that triggering events had occurred potentially indicating that the fair values of certain reporting units within our former Revelyst reportable segment were less than their carrying values. Based on these events, we completed an interim quantitative goodwill impairment analysis and recognized goodwill impairment losses of $161,714 related to reporting units within our former Revelyst reportable segment, which are included in "Impairment of goodwill and intangibles" on our consolidated statements of comprehensive income (loss) for the fiscal year 2024. See Note 11, *Goodwill and Intangible Assets*, for further information.

For the third quarter fiscal year 2024 interim quantitative goodwill impairment analysis, we determined the estimated fair value of each reporting unit and compared it to their respective carrying amounts, including goodwill. The fair value of each reporting unit was determined considering both an income and market approach. We weighted the valuations of our former Revelyst segment reporting units using 100% of the income approach, specifically the discounted cash flow method. The weighted average cost of capital used in the income approach ranged between 12.5% and 16.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit. We weighted the value of The Kinetic Group reporting unit using 100% of the market approach, based on the offer accepted in the Sporting Products Sale. This market approach method estimates the price reasonably expected to be realized.

Indefinite-Lived Intangible Assets. Indefinite-lived intangibles are not amortized and are tested for impairment annually on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment during the fourth quarter, and concluded there were no indicators of impairment on our indefinite-lived intangibles. See Note 11, *Goodwill and Intangible Assets*, for discussion and details.

In conjunction with our interim quantitative goodwill impairment analysis, we performed a fair value analysis on our indefinite-lived trademarks and trade names within the former Revelyst reportable segment, which resulted in impairment losses of $50,300, related to indefinite-lived intangible assets. These losses are included in "Impairment of goodwill and intangibles" on our consolidated statements of comprehensive income (loss) for the fiscal year of 2024. We also performed a step zero analysis on The Kinetic Group indefinite-lived trade names during the third fiscal quarter of 2024. See Note 11, *Goodwill and Intangible Assets*, for further information.

We calculated the fair value of our indefinite-lived intangibles using the relief-from-royalty method which assumes that the asset has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. We estimated the future revenue for the related brands and technology, the appropriate royalty rate, and the weighted average cost of capital. We based our fair values and estimates on assumptions we believed to be reasonable, but which are unpredictable and inherently uncertain.

Our assumptions used to develop the discounted cash flow analysis and the relief-from-royalty calculation require us to make significant estimates. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials and other factors that are beyond our control. If the current economic conditions were to deteriorate, or if we were to lose significant business, it is possible that the estimated fair value of certain reporting units or trade names could fall below their carrying value resulting in the necessity to conduct additional impairment tests in future periods. We continually monitor the reporting units and trade names for impairment indicators and update assumptions used in the most recent calculation of the estimated fair value of a reporting unit or trade names as appropriate.

Amortizing Intangible Assets and Long-Lived Assets. Our long-lived assets consist primarily of property, plant, and equipment, amortizing right-of-use assets related to our operating leases and amortizing costs related to cloud computing arrangements. Our primary identifiable intangible assets include trademarks and trade names, patented technology, and customer relationships. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable or exceeds its fair value.

In conjunction with our interim quantitative goodwill impairment analysis, we performed recoverability tests of our long-lived assets, including amortizing intangible assets, by comparing the net book value of our long-lived assets or asset groups, to the future undiscounted net cash flows attributable to such assets. Based on the results of the recoverability test, we determined that the fair value of certain definite lived intangibles related to trade names and customer relationship within our former Outdoor Cooking reporting unit were less than their carrying value. The fair value of these intangibles was determined using the cost approach. As a result, we recorded impairment charges totaling $6,798 related to amortizing intangible assets, which are included in "Impairment of goodwill and intangibles" on our consolidated statements of comprehensive income (loss) for the fiscal year of 2024. See Note 11, *Goodwill and Intangible Assets*, for further information.

Business Combinations. We allocate the purchase price, including contingent consideration, of our acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their fair values at the date of acquisition. The fair values are primarily based on third-party valuations using our management assumptions that require significant judgments and estimates. The purchase price allocated to intangibles is based on unobservable factors, including but not limited to, projected revenues, expenses, customer attrition rates, royalty rates, and weighted average cost of capital, among others. The weighted average cost of capital uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. The fair value calculation of initial contingent consideration associated with the purchase price also uses unobservable factors such as projected revenues and expenses over the term of the contingent earn-out period, discounted for the period over which the contingent consideration is measured, and volatility rates. Based upon these assumptions, the initial contingent consideration is then valued using a Monte Carlo simulation analysis in a risk-neutral framework. The inputs used to calculate the fair value of the contingent consideration liabilities are considered to be Level 3 inputs due to the lack of relevant market activity and significant management judgment. See Note 2, *Fair Value of Financial Instruments,* for additional disclosure regarding fair value of financial instruments. During the measurement period of one year from the acquisition date, we continue to collect information and reevaluate our estimates and assumptions and record any adjustments to these estimates to goodwill. See Note 7, *Acquisitions***,** for additional information.

Derivatives and Hedging. We mitigate the impact of variable interest rates, foreign currency exchange rates, and commodity prices affecting the cost of raw materials with interest rate swaps, foreign currency, and commodity forward contracts that are accounted for as designated hedges pursuant to ASC Topic 815, "Derivatives and Hedging" ("ASC Topic 815"). ASC Topic 815 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as designated cash flow hedge that offsets certain exposures. Certain criteria must be satisfied in order for derivative financial instruments to be classified and accounted for as a cash flow hedge. Derivatives that are not elected for hedge accounting treatment are recorded immediately in earnings. We may use derivatives to hedge certain variable interest rates, foreign currency exchange rates, and commodity price risks, but do not use derivative financial instruments for trading or other speculative purposes. We utilize counterparties for our derivative instruments that we believe are creditworthy at the time the transactions are entered into and closely monitor the credit ratings of these counterparties. See Note 4, *Derivative Financial Instruments*, for additional information.

We would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) if a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if it is determined that designation of the derivative as a hedge instrument is no longer appropriate. The fair value of our forward contracts is based on pricing models using current market rates. These contracts are classified under Level 2 of the fair value hierarchy. See Note 2, *Fair Value of Financial Instruments,* for further information.

Stock-Based Compensation. We account for our share-based compensation arrangements in accordance with ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718") which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Our stock-based compensation plans, which are described more fully in Note 18, *Stockholders' Equity*, provide for the grant of various types of stock-based incentive awards, including performance awards, performance awards with a total shareholder return (TSR) modifier, restricted stock units, and options to purchase common stock. The types and mix of stock-based incentive awards are evaluated on an ongoing basis and may vary based on our overall strategy regarding compensation, including consideration of the impact of expensing stock awards on our results of operations.

Income Taxes. We account for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

We record net deferred tax assets to the extent that we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations. Significant estimates are required for this analysis. If we were to determine that the amount of deferred income tax assets, we would be able to realize in the future had changed, we would make an adjustment to the valuation allowance, which would decrease or increase the provision for income taxes.

The provision for federal, foreign, and state and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record the entire resulting tax liability and when it is more likely than not of being sustained, we record our best estimate of the resulting tax liability. To the extent our assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change. It is our policy to record interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes.

Worker's Compensation. The liability for losses under our worker's compensation program has been actuarially determined. The balance for worker's compensation liability was $9,662 and $8,198 as of March 31, 2024 and 2023, respectively.

Translation of Foreign Currencies. Assets and liabilities of foreign subsidiaries are translated at current exchange rates. Income and expenses in foreign currencies are translated at the average exchange rate during the period. Gains and losses from the translation of foreign subsidiary financial statements into U.S. dollars are reported as a component of accumulated other comprehensive loss ("AOCL") in stockholders' equity. Gains and losses from assets and liabilities denominated in a currency other than the functional currency of the entity in which they reside are generally recognized during the current period in the consolidated statements of comprehensive income (loss), as part of other (expense) income, net.

Other (Expense) Income, Net. Other (expense) income, net primarily includes gains and losses on foreign currency forward contracts and foreign currency transactions. See Note 4, *Derivative Financial Instruments*, for additional information.

Accumulated Other Comprehensive Loss. The components of AOCL, net of income taxes, are as follows:

	March 31,	
	2024	**2023**
Derivatives	$ (15)	$ (3,543)
Pension and other postretirement benefit liabilities	(68,722)	(71,449)
Cumulative translation adjustment	(5,611)	(5,810)
Total accumulated other comprehensive loss	$ (74,348)	$ (80,802)

The following table details the amounts reclassified from AOCL to earnings as well as the changes in derivatives, pension and other postretirement benefits and foreign currency translation, net of income tax:

	Years ended March 31,							
	2024				2023			
	Derivatives	**Pension and other Postretirement Benefits**	**Cumulative translation adjustment**	**Total**	**Derivatives**	**Pension and other Postretirement Benefits**	**Cumulative translation adjustment**	**Total**
Beginning of year AOCL	$ (3,543)	$ (71,449)	$ (5,810)	$ (80,802)	$ (356)	$ (71,075)	$ (5,248)	$ (76,679)
Change in fair value of derivatives	2,607	—	—	2,607	(4,829)	—	—	(4,829)
Income tax impact on derivative instruments	(1,104)	—	—	(1,104)	1,707	—	—	1,707
Net loss (gain) reclassified from AOCL	2,025	—	—	2,025	(65)	—	—	(65)
Net actuarial losses reclassified from AOCL[1]	—	2,248	—	2,248	—	2,776	—	2,776
Valuation adjustment for pension and postretirement benefit plans[1]	—	479	—	479	—	(3,150)	—	(3,150)
Net change in cumulative translation adjustment	—	—	199	199	—	—	(562)	(562)
End of year AOCL	$ (15)	$ (68,722)	$ (5,611)	$ (74,348)	$ (3,543)	$ (71,449)	$ (5,810)	$ (80,802)

[1] Amounts related to our pension and other postretirement benefits that were reclassified from AOCL were recorded as a component of net periodic benefit cost for each period presented. See Note 15, *Employee Benefit Plans*.

Recent Accounting Pronouncements— In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*." This ASU improves financial reporting by requiring disclosure of incremental segment information. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of adopting this ASU 2023-07 on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which improves the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, although early adoption is permitted. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the impact of adopting this ASU 2023-09 on our consolidated financial statements and disclosures.

Accounting Standards Adopted During this Fiscal Year—In September 2022, the FASB issued ASU 2022-04, Liabilities —Supplier Finance Programs (Subtopic 405-50): *Disclosure of Supplier Finance Program Obligations*, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its program to allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The amendments in ASU 2022-04 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with the exception for the amendment on roll-forward information, which is effective for fiscal years beginning after December 15, 2023. The guidance should be applied retrospectively, except for the amendment on roll-forward information, which should be applied prospectively. This ASU was effective for us in the first quarter of fiscal year 2024, with the exception of the amendment on roll-forward information, which will be effective for us in our Form 10-K for fiscal year 2025. We adopted this ASU during the first quarter of fiscal year 2024 and the adoption did not have an impact on our consolidated financial statement disclosures.

2. Fair Value of Financial Instruments

We measure and disclose our financial assets and liabilities at fair value on a recurring and nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability (the exit price) in the principal and most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified using the three-tier hierarchy. See Note 1, *Significant Accounting Policies,* for additional information.

The following section describes the valuation methodologies we use to measure our financial instruments at fair value on a recurring basis:

Derivative Financial Instruments

Hedging instruments (see Note 4, *Derivative Financial Instruments),* are re-measured on a recurring basis using broker quotes, daily market foreign currency rates, and interest rate curves as applicable and are therefore categorized within Level 2 of the fair value hierarchy.

Note Receivable

In connection with the sale of our Firearms business in fiscal year 2020, we received a $12,000 interest-free, five-year pre-payable promissory note, originally due June 2024. Based on the general market conditions and the credit quality of the buyer at the time of the sale, we discounted the Note Receivable at an effective interest rate of 10% and estimated fair value using a discounted cash flow approach. We considered this to be a Level 3 instrument. The note was paid in full during the fourth quarter of fiscal year 2023.

Contingent Consideration

In connection with some of our acquisitions, we recorded contingent consideration liabilities that can be earned by the sellers upon achievement of certain milestones. The liabilities are measured on a recurring basis and recorded at fair value, using a discounted cash flow analysis or a Monte Carlo simulation analysis in a risk-neutral framework with assumptions for volatility, market price of risk adjustment, risk-free rate, and cost of debt, utilizing revenue projections for the respective earn-out period, corresponding targets and approximate timing of payments as outlined in the purchase agreements. The inputs used to calculate the fair value of the contingent consideration liabilities are considered to be Level 3 inputs due to the lack of relevant market activity and significant management judgment. Changes in the fair value of the contingent consideration obligation results from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets. The fair value adjustments are recorded in selling, general, and administrative in the consolidated statement of comprehensive income (loss). The estimated fair values of contingent consideration payable related to our acquisitions of QuietKat, Stone Glacier, and Fox Racing as of March 31, 2024 are $750, $2,806, and $0, respectively. See Note 7, *Acquisitions*, for additional information.

Following is a summary of our contingent consideration liability Level 3 activity during fiscal year 2024:

Balance, March 31, 2023	$	20,274
Increase in fair value		5,855
Payments made		(22,573)
Balance, March 31, 2024	$	3,556

Contingent consideration liabilities are reported under the following captions in the consolidated balance sheets:

	March 31,			
	2024		**2023**	
Other current liabilities	$	750	$	8,586
Other long-term liabilities		2,806		11,688
Total	$	3,556	$	20,274

Disclosures about the Fair Value of Financial Instruments

The carrying amount of our receivables, inventory, accounts payable, and accrued liabilities as of March 31, 2024 and March 31, 2023 approximates fair value because of the short maturity of these instruments. The carrying values of cash and cash equivalents as of March 31, 2024 and March 31, 2023 are categorized within Level 1 of the fair value hierarchy.

The table below discloses information about carrying values and estimated fair value relating to our financial assets and liabilities:

	March 31,						
	2024				**2023**		
	Carrying Amount		**Fair Value**		**Carrying Amount**		**Fair Value**
Fixed rate debt[1]	$	500,000	$	500,865	$	500,000	$	404,000
Variable rate debt[2]		220,000		220,000		560,000		560,000

[1] *Fixed rate debt*—In fiscal year 2021, we issued $500,000 aggregate principal amount of 4.5% Senior Notes which will mature on March 15, 2029. These notes are unsecured and senior obligations. The fair value of the fixed-rate debt is based on market quotes for each issuance. We consider these to be Level 2 instruments. See Note 14, *Long-term Debt,* for information on our credit facilities, including certain risks and uncertainties.

[2] *Variable rate debt*— The carrying value of the amounts outstanding under our ABL Revolving Credit Facility approximates the fair value because the interest rates are variable and reflective of market rates as of March 31, 2024. The fair value of this debt is categorized within Level 2 of the fair value hierarchy based on the observable market borrowing rates. See Note 14, *Long-term Debt,* for additional information on our credit facilities, including related certain risks and uncertainties.

During the third fiscal quarter of 2024, we recognized impairment losses related to our goodwill and indefinite-lived intangible assets. The fair value of these assets are categorized within Level 3 of the fair value hierarchy. See Note 1, *Significant Accounting Policies,* and Note 11, *Goodwill and Intangible Assets*, for discussion and details of the impairment losses recorded in the third fiscal quarter of 2024.

We periodically evaluate the recoverability of the carrying amount of our long-lived assets, including amortizing intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable or exceeds its fair value. These assets include long-lived assets that are written down to fair value when they are held for sale or determined to be impaired. See Note 1, *Significant Accounting Policies,* and Note 11, *Goodwill and Intangible Assets*, for discussion of an identified trigger event and impairment expense related to certain amortizing intangibles during third fiscal quarter of 2024. See Note 3, *Leases*, for discussion of right of use asset (ROU) impairments during the fiscal year. Significant assumptions were used to estimate fair value of long-lived assets, which were categorized within Level 3 of the fair value hierarchy. See Note 13, *Restructuring,* for discussion of long-lived asset impairments related to our restructuring plan during fiscal year 2024.

3. Leases

We lease certain warehouse and distribution space, manufacturing space, office space, retail locations, equipment, and vehicles. All of these leases are classified as operating leases. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. These rates are assessed on a quarterly basis. The operating lease assets also include any lease payments less lease incentives. Leases with an initial term of twelve months or less are not recorded on the balance sheet. For operating leases, expense is recognized on a straight-line basis over the lease term. Variable lease payments associated with our leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed. Tenant improvement allowances are recorded as leasehold improvements with an offsetting adjustment included in our calculation of its right-of-use asset.

Many leases include one or more options to renew, with renewal terms that can extend the lease term up to five years. The exercise of lease renewal options is at our sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

The amounts of assets and liabilities related to our operating leases were as follows:

	Balance sheet caption	March 31, 2024	March 31, 2023
Assets:			
Operating lease assets	Operating lease assets	$ 107,007	$ 106,828
Liabilities:			
Current:			
Operating lease liabilities	Other current liabilities	$ 14,673	$ 16,351
Long-term:			
Operating lease liabilities	Long-term operating lease liabilities	105,699	103,313
Total lease liabilities		$ 120,372	$ 119,664

The components of lease expense are recorded to cost of sales and selling, general, and administrative expenses in the consolidated statements of comprehensive income (loss). The components of lease expense were as follows:

	Years ended March 31, 2024	Years ended March 31, 2023
Fixed operating lease costs[1]	$ 27,212	$ 28,128
Variable operating lease costs	4,635	3,200
Operating and sublease income	(893)	(602)
Net lease costs	$ 30,954	$ 30,726

[1] Includes short-term leases, which are immaterial.

The weighted average remaining lease term and weighted average discount rate is as follows:

	March 31, 2024	March 31, 2023
Weighted average remaining lease term (years):		
Operating leases	8.82	9.71
Weighted average discount rate:		
Operating leases	8.64 %	8.43 %

The approximate future minimum lease payments under operating leases were as follows:

Fiscal year 2025	$ 24,245
Fiscal year 2026	23,457
Fiscal year 2027	21,064
Fiscal year 2028	18,336
Fiscal year 2029	16,345
Thereafter	72,867
Total lease payments	176,314
Less imputed interest	(55,942)
Present value of lease liabilities	$ 120,372

Supplemental cash flow information related to leases is as follows:

| | Years ended March 31, | |
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows - operating leases	$ 26,817	$ 22,760
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	$ 22,045	$ 35,046
ROU asset re-measurement	(5,747)	10,237

As part of our restructuring plans in fiscal years 2024 and 2023, we made strategic decisions to close and impair office locations that were no longer being used as intended or weren't able to be subleased. Accordingly, during fiscal years 2024 and 2023, we recognized ROU asset impairment of $3,116 and $1,812, respectively, reducing the carrying value of the lease asset to its estimated fair value.

4. Derivative Financial Instruments

Commodity Price Risk

We use designated cash flow hedges to hedge our exposure to price fluctuations on lead we purchase for raw material components in our ammunition manufacturing process that are designated and qualify as effective cash flow hedges. The effectiveness of cash flow hedge contracts is assessed quantitatively at inception and qualitatively thereafter considering the transactions critical terms and counterparty credit quality.

The gains and losses on these hedges are included in accumulated other comprehensive loss and are reclassified into earnings at the time the forecasted revenue or expense is recognized. The gains or losses on the lead forward contracts are recorded in inventory as the commodities are purchased and in cost of sales when the related inventory is sold. As of March 31, 2024, we had outstanding lead forward contracts on approximately 6.25 million pounds of lead. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related change in fair value of the derivative instrument would be reclassified from accumulated other comprehensive loss and recognized in earnings. The short-term liability related to the lead forward contracts is immaterial and is recorded as part of other current liabilities. The long-term asset related to the lead forward contracts is immaterial and is recorded as part of deferred charges and other non-current assets, net.

Foreign Exchange Risk

In the normal course of business, we are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to transactions of our international subsidiaries. We use designated cash flow hedges and non-designated hedges in the form of foreign currency forward contracts as part of our strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates and to mitigate the impact of foreign currency translation on transactions that are denominated primarily in British Pounds, Euros, and Canadian Dollars.

Cash Flow Hedging Instrument

We use foreign currency forward contracts designated as qualifying cash flow hedging instruments to help mitigate our exposure on our foreign subsidiaries' inventory purchases and intercompany transactions, which is different than their functional currency. Certain U.S. subsidiaries also hedge a portion of their future sales in Canadian Dollars. These contracts generally mature within 12 months to 15 months from their inception. As of March 31, 2024, the notional amounts of our foreign currency forward contracts designated as cash flow hedge instruments were approximately $4,064. The effectiveness of cash flow hedge contracts is assessed quantitatively at inception and qualitatively thereafter considering the transactions critical terms and counterparty credit quality.

As of March 31, 2024, we have no remaining foreign currency forward contracts not designated as cash flow hedge instruments.

During the fiscal years ended 2024, 2023, and 2022, we recorded net foreign currency translation loss of $2,991, $588, and $0, respectively, on the consolidated statements of comprehensive income (loss) within other income (expense), net.

Interest Rate Swaps

During fiscal year 2023, we entered into floating-to-fixed interest rate swaps in order to mitigate the risk of changes in our interest rates on our outstanding variable-rate debt. We will receive variable interest payments from the counterparty lenders in exchange for fixed interest rate payments made by us. As of March 31, 2024, we had the following interest rate swaps outstanding:

	Notional	Fair value	Pay fixed	Receive floating	Maturity date
Non-amortizing swap	$ 50,000	$ 73	4.491%	5.324%	Feb 2026
Non-amortizing swap	25,000	(60)	4.650%	5.321%	Mar 2026

The amount paid or received under these swaps is recorded as an adjustment to interest expense. All unrealized gains and losses as shown as of March 31, 2024 will be recognized in the consolidated statements of comprehensive income (loss) in interest expense within the next two fiscal years, at their then-current value.

The following tables summarize the fair value of our derivative instruments as well as the location of the asset and/or liability on the consolidated balance sheets:

		Asset derivatives fair value as of	
		March 31,	
Derivatives not designated as hedging instruments	Balance sheet location	2024	2023
Foreign currency forward contracts	Other current assets	$ —	$ 91
Total		$ —	$ 91

		Asset (Liability) derivatives fair value as of	
		March 31,	
Derivatives designated as cash flow hedging instruments	Balance sheet location	2024	2023
Interest rate swap contract	Deferred charges and other non-current	$ 13	$ —
Foreign currency forward contracts	Other current liabilities	(4)	(3,252)
Interest rate swap contract	Other long-term liabilities	—	(1,760)
Total		$ 9	$ (5,012)

The following tables summarize the net effect of all cash flow hedges for each of our derivative contracts on the consolidated financial statements:

	Gain (loss) recognized in other comprehensive income		
	Years ended March 31,		
Derivatives designated as cash flow hedging instruments:	2024	2023	2022
Foreign currency forward contracts	$ 199	$ (3,782)	$ —
Lead forward contracts	115	713	—
Interest rate swap contracts	2,293	(1,760)	—
Total gain (loss)	$ 2,607	$ (4,829)	$ —

Derivatives designated as cash flow hedging	Location	Gain (loss) reclassified from other comprehensive income into earnings		
		Years ended March 31,		
		2024	2023	2022
Foreign currency forward	Cost of sales	$ (1,349)	$ (588)	$ —
Foreign currency forward	Other income (expense), net	(1,642)	—	—
Lead forward contracts	Cost of sales	446	653	—
Interest rate swap contracts	Interest expense, net	520	—	—
Total gain (loss)		$ (2,025)	$ 65	$ —

5. Revenue Recognition

The Company's disaggregated revenue is fully disclosed by reportable segments and by geographic area in Note 19, *Operating Segment Information*.

The principal activities from which the Company recognizes its revenue by reportable segment is discussed below and in Note 1, *Significant Accounting Policies*.

Typically, our contracts require customers to pay within 30-60 days of product delivery with a discount available to some customers for early payment. In some cases, we offer extended payment terms to customers. However, we do not consider these extended payment terms to be a significant financing component of the contract because the payment terms are less than a year.

In limited circumstances, our contract with a customer may have shipping terms that indicate a transfer of control of the products upon their arrival at the destination rather than upon shipment. In those cases, we recognize revenue only when the product reaches the customer destination, which may require us to estimate the timing of transfer of control based on the expected delivery date. In all cases, however, we consider our costs related to shipping and handling to be a cost of fulfilling the contract with the customer.

Incentives in the form of cash paid to the customer (or a reduction of a customer cash payment to us) typically are recognized as a reduction of sales unless the incentive is for a distinct benefit that we receive from the customer, e.g., advertising or marketing.

We pay commissions to some of our employees based on agreed-upon sales targets. We recognize the incremental costs of obtaining a contract as an expense when incurred because our sales contracts with commissions are a year or less.

6. Earnings Per Share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares that were outstanding during the period. The computation of diluted EPS is based on the number of basic weighted average shares outstanding plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common shares, such as common stock to be issued upon exercise of options, contingently issuable shares and restricted stock units, using the treasury stock method.

In computing EPS for the fiscal years presented, earnings, as reported for each respective period, is divided by the number of shares below:

	Years ended March 31,		
	2024	**2023**	**2022**
Numerator:			
Net income (loss)	$ (5,505)	$ (9,718)	$ 473,226
Denominator:			
Weighted-average number of common shares outstanding, basic	57,946	56,600	57,190
Dilutive effect of stock-based awards[1]	—	—	1,947
Diluted shares	57,946	56,600	59,137
Earnings (loss) per common share:			
Basic	$ (0.10)	$ (0.17)	$ 8.27
Diluted	$ (0.10)	$ (0.17)	$ 8.00

[1] Due to the loss from continuing operations for the fiscal year ended March 31, 2024 and 2023, there are no common shares added to calculate dilutive EPS because the effect would be anti-dilutive. Potentially dilutive securities of 300 and 1,504 were excluded from diluted EPS in fiscal years 2024 and 2023, respectively, as we had a net loss. There were no potentially dilutive securities, which were not included in the computation of diluted earnings per share, because either the effect would have been anti-dilutive, or the options' exercise prices were greater than the average market price of the common stock, for the fiscal year ended March 31, 2022.

7. Acquisitions

PinSeeker

During the fourth quarter of fiscal year 2024, we acquired PinSeeker, a leader in virtual network of golfers, allowing players to complete globally in real-time. The results of this business are reported within the Revelyst Precision Sports Technology reportable segment. We accounted for the acquisition as a business combination using the acquisition method of accounting and performed a preliminary allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The preliminary fair values of acquired assets and liabilities assumed represent management's estimate of fair value and are subject to change if additional information, such as post-close working capital adjustments becomes available. We expect to finalize the purchase price allocation as soon as practicable within the measurement period, but not later than one year following the acquisition date. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Simms Fishing

During the second quarter of fiscal year 2023, we acquired Simms Fishing Products ("Simms"), a premium fishing brand and leading manufacturer of waders, outerwear, footwear and technical apparel. The results of this business are reported within the Revelyst Outdoor Performance reportable segment. We accounted for the acquisition as a business combination using the acquisition method of accounting and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Fox Racing

During the second quarter of fiscal year 2023, we acquired Fox (Parent) Holdings, Inc. ("Fox Racing"), a leader in motocross industry and a growing brand in the mountain bike category. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The results of this business are reported within the Revelyst Adventure Sports reportable segment.

Fox Racing purchase price allocation:

	August 5, 2022
Cash consideration to the Seller	$ 564,134
Fair value of contingent consideration payable	11,400
Total estimated purchase consideration	$ 575,534
Fair value of assets acquired:	
Accounts receivable	$ 39,174
Inventories	96,142
Intangible assets	255,200
Property, plant, and equipment	23,570
Operating lease assets	16,078
Other current assets	17,145
Other long-term assets	5,347
Total assets	452,656
Fair value of liabilities assumed:	
Accounts payable	18,584
Long-term operating lease liabilities	11,971
Deferred income taxes	55,488
Other liabilities	39,292
Other long-term liabilities	41
Total liabilities	125,376
Net assets acquired	327,280
Goodwill	$ 248,254

	Value	Useful life (years)
Tradenames	$ 106,200	Indefinite
Customer relationships	149,000	5 to 15

Fox Racing supplemental pro forma data:

Fox Racing's net sales of $180,320 and net loss of $18,857 since the acquisition date, August 5, 2022, were included in our consolidated results for the fiscal year ended March 31, 2023, and are reflected in the Revelyst Adventure Sports reportable segment.

The following unaudited pro forma financial information presents our results as if the Fox Racing acquisition had occurred on April 1, 2021:

		Years ended March 31,		
		2023		**2022**
Sales, net	$	3,185,662	$	3,344,338
Net income (loss)		(6,930)		433,199

The unaudited supplemental pro forma data above includes the following significant non-recurring adjustments to net income (loss) to account for certain costs which would have been incurred if the Fox Racing acquisition had been completed on April 1, 2021:

		Years ended March 31,		
		2023		**2022**
Fees for advisory, legal, and accounting services[1]	$	(6,064)	$	6,064
Inventory step-up, net[2]		(7,544)		7,544
Interest[3]		10,627		30,406
Depreciation[4]		969		2,482
Amortization[5]		4,245		12,257
Management Fees[6]		(530)		(1,413)
Income tax provision (benefit)[7]		(910)		(13,260)

[1] During the fiscal year ended March 31, 2023, we incurred a total of $6,064 in acquisition related costs, including legal and other professional fees, all of which were reported in selling, general, and administrative expense in the consolidated statements of comprehensive income (loss). This adjustment is to show the results as if those fees were incurred during the first quarter of fiscal year 2022.

[2] Adjustment reflects the increased cost of goods sold expense resulting from the fair value step-up in inventory, which was expensed over inventory turns.

[3] Adjustment for the estimated interest expense and debt issuance amortization expense on $580,000 in borrowings from Vista's 2022 ABL Revolving Credit Facility and 2022 Term Loan, used to finance the acquisition of Fox Racing. The interest rate assumed for purposes of preparing this pro forma financial information is 5.58%. This rate is the weighted average interest rate for our borrowings under the 2022 ABL Revolving Credit Facility and 2022 Term Loan during the quarter of the acquisition.

[4] Adjustment for depreciation related to the revised fair-value basis of the acquired property, plant and equipment and change in estimated useful lives.

[5] Adjustment for amortization of acquired intangible assets.

[6] Represents an adjustment for management fees historically charged by the previous owner of Fox Racing under the terms of their management agreement.

[7] Income tax effect of the adjustments made at a blended federal, state, and international statutory rate adjusted for any non-deductible acquisition costs.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or of our future consolidated results of operations. The pro forma financial information presented above has been derived from our historical consolidated financial statements and from the historical accounting records of Fox Racing.

Stone Glacier

During the fourth quarter of fiscal year 2022, we acquired Stone Glacier, a premium brand focused on ultralightweight, performance hunting gear designed for backcountry use. The addition of Stone Glacier allows us to enter the packs, camping equipment, and technical apparel categories with a fast-growing brand and provide a foundation for us to leverage camping category synergies. The results of this business are reported within the Revelyst Outdoor Performance reportable segment. Contingent consideration with an initial fair value of $9,939 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for information related to the fair value calculation. We accounted for the acquisition as a business combination using the acquisition method of accounting and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Fiber Energy

During the third quarter of fiscal year 2022, we acquired Fiber Energy Products, a leader in all-natural wood grilling pellets. The results of this business are reported within the Revelyst Outdoor Performance reportable segment. Contingent consideration with an initial fair value of $3,625 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for more information related to the fair value calculation. We accounted for the acquisition as a business combination using the acquisition method of accounting and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values of acquired assets and liabilities assumed represent management's estimate of fair value. We finalized the purchase price allocation during the fourth quarter of fiscal year 2022. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Foresight Sports

During the third quarter of fiscal year 2022, we acquired Foresight Sports ("Foresight"), a leading designer and manufacturer of golf performance analysis, entertainment, and game enhancement technologies for approximately $470,772. The purchase agreement includes $5,599 related to employee retention payments, which will be accounted for separately from the business combination as post combination compensation expense. Contingent payments of up to $25,000 if certain net sales targets are met will also be accounted for separately from the business combination as post combination compensation expense. We used cash on hand and available liquidity under our 2021 ABL Revolving Credit Facility to complete the transaction. The results of this business are reported within the Revelyst Precision Sports Technology reportable segment.

Foresight's net sales of $61,173 and net income of $18,423 since the acquisition date, September 28, 2021, are included in our consolidated results for the fiscal year ended March 31, 2022, and are reflected in the Revelyst Precision Sports Technology reportable segment.

We accounted for the acquisition as a business combination using the acquisition method of accounting. The purchase price allocation below was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the third quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductible for tax purposes.

Foresight purchase price allocation:

	September 28, 2021
Total consideration transferred	$ 470,772
Fair value of assets acquired:	
Accounts receivable	$ 2,806
Inventories	10,780
Intangible assets	131,500
Property, plant, and equipment	1,870
Operating lease assets	6,506
Other assets	2,006
Total assets	155,468
Fair value of liabilities assumed:	
Accounts payable	6,177
Customer deposits	2,084
Long-term operating lease liabilities	5,961
Contract liabilities	2,992
Other liabilities	1,729
Other long-term liabilities	9,182
Total liabilities	28,125
Net assets acquired	127,343
Goodwill	$ 343,429

	Value	Useful life (years)
Tradenames	$ 42,500	20
Patented technology	19,900	5 to 10
Customer Relationships	69,100	5 to 15

Foresight supplemental pro forma data:

The following unaudited pro forma financial information presents our results as if the Foresight acquisition had been completed on April 1, 2020:

	Years ended March 31,	
	2022	2021
Sales, net	$ 3,088,220	$ 2,296,413
Net income (loss)	515,345	268,547

The unaudited supplemental pro forma data above includes the following significant non-recurring adjustments to net income (loss):

	Years ended March 31,	
	2022	2021
Fees for advisory, legal, and accounting services[1]	$ (3,080)	$ 3,080
Inventory step-up, net[2]	(1,247)	$1,247
Interest[3]	2,203	6,565
Depreciation and amortization[4][5]	4,961	8,122
Income tax provision[6]	3,520	5,520

[1] During the fiscal year ended March 31, 2022, we incurred a total of $3,080 in acquisition related costs, including legal and other professional fees, related to the acquisition, all of which were reported in selling, general, and administrative expense

in the consolidated statements of comprehensive income (loss). This adjustment is to show the results as if those fees were incurred during the first quarter of fiscal 2021.

[2] Adjustment reflects the increased cost of goods sold expense resulting from the fair value step-up in inventory which was expensed in full during the third quarter of fiscal year 2022. This adjustment is to show the results as if that expense was incurred during the first quarter of fiscal 2021.

[3] Adjustment to reflect an increase in interest expense resulting from assumed advances to complete the transaction on our 2018 New Credit Facilities prior to March 31, 2021 and our 2021 ABL Revolving Credit Facility after March 31, 2021.

[4] Adjustment for depreciation related to the revised fair-value basis of the acquired property, plant and equipment and change in estimated useful lives.

[5] Adjustment for amortization of acquired intangible assets.

[6] *Income tax effect of the adjustments made at a blended federal and state statutory rate including the impact of the valua*tion allowance.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or of our future consolidated results of operations. The pro forma financial information presented above has been derived from our historical consolidated financial statements and from the historical accounting records of Foresight.

QuietKat

During the first quarter of fiscal year 2022, we acquired QuietKat, an electric bicycle company that specializes in designing, manufacturing, and marketing rugged, all-terrain eBikes. The results of this business are reported within the Revelyst Adventure Sports reportable segment. We accounted for the acquisition as a business combination using the acquisition method of accounting and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the first quarter of fiscal year 2023 and no significant changes were recorded from the original estimation. Contingent consideration with an initial fair value of $22,400 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for information related to the fair value calculation. In addition to the consideration we paid at closing, $13,000 was paid to key members of QuietKat management and is considered compensation that will be expensed over approximately three years, provided the key members continue their employment with us through the respective milestone dates. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

8. Receivables

Our trade accounts receivables are recorded at net realizable value, which includes an appropriate allowance for estimated credit losses as described in Note 1, *Significant Accounting Policies*. We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances and the customers' financial condition, and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. Receivables that do not share risk characteristics are evaluated on an individual basis, including those associated with customers that have a higher probability of default.

Net receivables are summarized as follows:

	March 31,		
	2024		**2023**
Trade receivables	$ 357,672	$	349,424
Other receivables	17,585		8,899
Less: allowance for estimated credit losses and discounts	(19,354)		(18,950)
Net receivables	$ 355,903	$	339,373

Walmart represented 11% and 10% of the total trade receivables balance as of March 31, 2024 and 2023, respectively.

The following provides a reconciliation of the activity related to the allowance for estimated credit losses and discounts for the periods presented:

Balance, March 31, 2022	$	14,510
Provision for credit losses		2,289
Write-off of uncollectible amounts, net of recoveries		(259)
Purchase accounting (Note 7)		2,410
Balance, March 31, 2023		18,950
Provision for credit losses		1,915
Write-off of uncollectible amounts, net of recoveries		(1,511)
Balance, March 31, 2024	$	19,354

9. Inventories

Net inventories consist of the following:

	March 31,		
	2024		**2023**
Raw materials	$ 179,308	$	199,225
Work in process	57,093		63,652
Finished goods	373,598		447,020
Net inventories	$ 609,999	$	709,897

We consider inventories to be long-term if they are not expected to be sold within one year. Long-term inventories are presented on the balance sheet net of reserves within deferred charges and other non-current assets and totaled $38,683 and $45,929 as of March 31, 2024 and 2023, respectively.

10. Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives using a straight-line method. Machinery and equipment are depreciated over 1 to 10 years and buildings and improvements are depreciated over 1 to 30 years. Depreciation expense was $49,145, $48,126, and $46,094 in fiscal years 2024, 2023, and 2022, respectively.

As discussed in Note 1, *Significant Accounting Policies, w*e review property, plant, and equipment for impairment when indicators of potential impairment are present. When such impairment is identified, it is recorded as a loss in that period. Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

On February 6, 2024, a fire occurred at our Fiber Energy Seymour, Missouri pellet manufacturing location. There were no injuries or environmental issues from the fire. The damage was principally limited to the inventory, raw materials, plant equipment and building structures. We have adequate property damage and business interruption insurance, subject to an applicable deductible. We completed our final damage assessment, and discussions with the insurance carrier is ongoing. We assessed incurred costs and lost earnings related to business interruption and property damage to our facility, as well as timing of recognition under applicable insurance recovery guidance, and recorded accruals of $3,242 in fiscal year 2024 for insurance recoveries that offset the impairment expense of the damaged fixed assets and inventory of $4,242. The net expense of $1,000 is included in Selling, general, and administrative expenses in the consolidated statements of comprehensive income (loss).

Property, plant, and equipment consists of the following:

| | March 31, | |
	2024	2023
Land	$ 13,301	$ 13,276
Buildings and improvements	108,753	108,377
Machinery and equipment	516,337	498,266
Property not yet in service	15,357	22,639
Gross property, plant, and equipment	653,748	642,558
Less: accumulated depreciation	(451,884)	(414,311)
Net property, plant, and equipment	$ 201,864	$ 228,247

11. Goodwill and Intangible Assets

The change in the carrying value of goodwill was as follows:

	The Kinetic Group	Revelyst Outdoor Performance	Revelyst Adventure Sports	Revelyst Precision Sports Technology	Total
Balance, March 31, 2022	$ 86,105	$ 39,973	$ 12,349	$ 343,430	$ 481,857
Acquisitions	—	68,353	248,254	—	316,607
Impairment	—	(72,152)	(260,603)	—	(332,755)
Balance, March 31, 2023	86,105	36,174	—	343,430	465,709
Acquisitions	—	—	—	14,256	14,256
Impairment	—	(36,174)	—	(125,540)	(161,714)
Balance, March 31, 2024	$ 86,105	$ —	$ —	$ 232,146	$ 318,251

The increase in goodwill in fiscal year 2024 was due to our PinSeeker acquisition. See Note 7, *Acquisitions*. The decrease in fiscal year 2024 was due to an impairment charge of $161,714 recognized in the third quarter of fiscal year 2024 as discussed below. As of March 31, 2024, there were $745,957, $617,179, and $125,540 of accumulated impairment losses, related to the Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology reportable segments, respectively. As of March 31, 2023 there were $709,783, $617,179, and $0 of accumulated impairment losses, related to the Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology reportable segments, respectively. The goodwill recorded within The Kinetic Group segment has no accumulated impairment losses.

Fiscal year 2024 assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*. We completed a step zero assessment during the fourth quarter, and concluded there were no indicators of impairment.

During the fourth quarter of fiscal year 2024 we determined there was a change to our reporting units, based on the change in our reportable segments. See Note 19, *Operating Segment Information*, for additional information. Our reporting units are now the same as our reportable segments. There was no goodwill recorded in the reporting units affected by the reorganization.

Results of our interim testing

During the third quarter of fiscal year 2024, as a result of an increasingly challenging economic environment for consumers due to higher interest rate expectations continuing, and other factors affecting the market for our products, we reduced our projections for fiscal year 2024 and beyond for the majority of our reporting units within the former Revelyst reportable segment. As a result of a downward revision of forecasted cash flows due to lower volume and profitability expectations, combined with the decline in our stock price in the third fiscal quarter, we concluded that triggering events had occurred potentially indicating that the fair values of certain reporting units within our former Revelyst reportable segment were less than their carrying values. We recognized impairment losses equal to the full carrying value of goodwill of $26,219 and $9,955, related to the former reporting units of Outdoor Cooking and Stone Glacier, respectively, and a partial goodwill impairment loss of $125,540 related to our Golf reporting unit. Goodwill relating to the Ammunition reporting unit was not impaired as the fair value exceeded the carrying value. Our Ammunition and Golf reporting units comprise our remaining goodwill at March 31, 2024.

For the third quarter of fiscal year 2024 interim quantitative goodwill impairment analysis, we determined the estimated fair value of each reporting unit and compared it to their respective carrying amounts, including goodwill. The fair value of each reporting unit was determined considering both an income and market approach. We weighted the valuations of our former Revelyst segment reporting units using 100% of the income approach, specifically the discounted cash flow method. The weighted average cost of capital used in the income approach ranged between 12.5% and 16.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit. We weighted the value of The Kinetic Group reporting unit using 100% of the market approach, based on the offer accepted in the Sporting Products Sale. This market approach method estimates the price reasonably expected to be realized. See *Sale of The Kinetic Group and Planned Separation* in the Executive Summary and Financial Highlights of Part II, Item 7 of this Annual Report for further discussion of the Sporting Products Sale.

Before completing our interim goodwill impairment test, we performed a fair value analysis on our indefinite-lived trademarks and trade names within the former Revelyst reportable segment, which we recorded impairment losses of $26,600, $9,600, $6,100, $4,500 $1,800, $1,100, and $600 related to the Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports indefinite-lived tradename assets, respectively. The carrying value of the indefinite-lived intangible assets related to Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports after the impairment was $58,400, $13,300, $12,000, $25,500, $15,300, $14,900, and $3,500, respectively, at March 31, 2024. We determined the fair value of our Fox Racing, CamelBak, Bell Cycling, Simms Fishing, Giro, Bushnell, and Bell Powersports indefinite-lived trade names using royalty rates of 3%, 1.5%, 1.5%, 3%, 1.5%, 1%, and 1%, respectively.

Fiscal year 2023 assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*. To perform the annual quantitative goodwill impairment testing, we prepared valuations of our reporting units using both an income and market approach, which were compared with the respective carrying values of the reporting units to determine whether any goodwill impairment existed.

The decline in fair value of our reporting units was significantly impacted by a sudden decline in the demand of products related to certain of our recent acquisitions, which resulted in lower forecasted revenues, operating margins, and operating cash flows as compared to our valuation at acquisition date. Our estimates of the fair values of the reporting units were also influenced by higher discount rates in the income-based valuation approach as a result of increasing market to equity risk premiums, company specific risk premiums and higher treasury rates, since the acquisition dates. The weighted average cost of capital used in the goodwill impairment testing ranged between 10.5% and 17.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit.

As a result, we recognized impairment losses equal to the full carrying value of goodwill of $248,254, $68,353, and $12,349 allocated to the former reporting units of Fox Racing, Simms Fishing, and QuietKat, respectively, and partial goodwill impairment charges of $3,799 related to our former Stone Glacier reporting unit. We determined that the goodwill relating to our other reporting units was not impaired as the fair value exceeded the carrying value. Our Ammunition, Golf, Stone Glacier, and Outdoor Cooking reporting units comprise our remaining goodwill at March 31, 2023. As of the fiscal year 2023 annual testing measurement date, the fair value of our former Stone Glacier and former Outdoor Cooking reporting units was less than 10% higher than their carrying values. In order to assess the reasonableness of the calculated fair values of our reporting units, we also compared the sum of the reporting units' fair values to our market capitalization and calculated an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We evaluated the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium was not reasonable in light of this assessment, we would have reevaluated our fair value estimates of the reporting units by adjusting the discount rates and other assumptions as necessary.

Before completing our goodwill impairment test, we first tested our indefinite-lived intangible assets. We performed a step zero analysis on nine of our indefinite-lived tradenames. We performed a step one analysis on our remaining indefinite-lived tradenames, which resulted in impairment losses of $21,200 and $20,400, related to the Fox Racing and Simms Fishing indefinite-lived tradename assets, respectively. We determined the fair value of the indefinite-lived tradenames related to our Bell Cycling and Giro tradenames was greater or equal to the carrying value, and no impairment was recorded. The carrying value of the indefinite-lived intangible assets related to Fox Racing and Simms Fishing after the impairment was $85,000 and $30,000, respectively at March 31, 2023. We determined the fair value of our Fox Racing, Simms Fishing, Bell Cycling, and Giro indefinite-lived tradenames using royalty rates of 3.0%, 3.0%, 1.5%, and 1.5%, respectively.

Fiscal year 2022 annual assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies.* We completed a step zero assessment as of January 1, 2022 and concluded there were no indicators of impairment.

Our indefinite-lived intangibles are not amortized and are tested for impairment annually or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment as of January 1, 2022, in accordance with our accounting policies described in Note 1, *Significant Accounting Policies,* and concluded there were no indicators of impairment.

Intangible assets

Net intangibles consisted of the following:

	March 31,					
	2024			**2023**		
	Gross carrying amount	**Accumulated amortization**	**Total**	**Gross carrying amount**	**Accumulated amortization**	**Total**
Trade names	$ 113,636	$ (37,646)	$ 75,990	$ 113,915	$ (30,848)	$ 83,067
Patented technology	37,604	(19,252)	18,352	36,854	(16,313)	20,541
Customer relationships and other	523,059	(190,068)	332,991	530,237	(151,272)	378,965
Total	674,299	(246,966)	427,333	681,006	(198,433)	482,573
Non-amortizing trade names	200,303	—	200,303	250,603	—	250,603
Net intangible assets	$ 874,602	$ (246,966)	$ 627,636	$ 931,609	$ (198,433)	$ 733,176

The decrease in the gross carrying amount of amortizing intangible assets in fiscal year 2024 was due to impairment, less increases due to the acquisition of PinSeeker and the impact of foreign exchange rates. See Note 1, *Significant Accounting Policies* for discussion of impairment recorded during fiscal year 2024. We recorded impairment expense related to customer relationship and trade name intangibles within our former Outdoor Cooking reporting unit, net of accumulated amortization of $5,805 and $993, respectively. The decrease in non-amortizing trade names is due to impairment as discussed above. Amortization expense related to these assets was $50,146, $43,963 and $26,246 in fiscal years 2024, 2023, and 2022, respectively, which is included within cost of sales. The amortizable intangible assets in the table above are being amortized using a straight-line method over a weighted average remaining period of approximately 11.5 years.

We expect amortization expense related to these assets in each of the next five fiscal years and beyond to be incurred as follows:

Fiscal year 2025	$	49,991
Fiscal year 2026		46,981
Fiscal year 2027		45,531
Fiscal year 2028		40,361
Fiscal year 2029		33,871
Thereafter		210,598
Total	$	427,333

12. Other Current Liabilities

The major categories of current liabilities are as follows:

	March 31,		
	2024		**2023**
Warranty liability	$	8,083	$ 5,441
Accrual for in-transit inventory		5,570	9,810
Operating lease liabilities		14,673	16,351
Contingent consideration		750	8,586
Other		100,276	106,189
Total other current liabilities	$	129,352	$ 146,377

We provide consumer warranties against manufacturing defects on certain products with warranty periods ranging from one year to the expected lifetime of the product. The estimated costs of such product warranties are recorded at the time the sale is recorded based upon actual past experience, our current production environment as well as specific and identifiable warranties as applicable. The warranty liability recorded at each balance sheet date reflects the estimated current and long-term liability for warranty coverage for products delivered based on historical information and current trends.

The following is a reconciliation of the changes in our combined current and long-term product warranty liability during the periods presented:

Balance as of March 31, 2022	$	9,073
Payments made		(4,676)
Warranties issued		4,827
Changes related to pre-existing warranties and other adjustments		328
Balance as of March 31, 2023		9,552
Payments made		(6,834)
Warranties issued		12,119
Changes related to pre-existing warranties and other adjustments		(3,785)
Balance as of March 31, 2024	$	11,052

13. Restructuring

As part of our restructuring plans, we have and will incur severance and employee related costs, professional fees, ROU asset impairments and other exit and disposal costs which are recorded in Selling, general, and administrative in the consolidated statements of comprehensive income (loss). Severance and employee related costs consist primarily of salary continuation benefits, outplacement services and continuation of health benefits. Severance and employee related benefits are pursuant to our severance plan and are accounted for in accordance with ASC 712, *Compensation - Nonretirement Postemployment Benefits*, based upon the characteristics of the termination benefits being provided in the restructuring, pursuant to our severance plan. Severance and employee related costs are recognized when the benefits are determined to be probable of being paid and reasonably estimable. Professional fees, contract termination costs and other exit and disposal costs are accounted for in accordance with ASC 420, *Exit or Disposal Cost Obligations* and are recognized as incurred. Asset impairments are accounted for in accordance with ASC 360-10, *Impairment and Disposal of Long-Lived Assets*. Restructuring accruals are based upon management estimates at the time and are subject to change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

During fiscal year 2024, we initiated the GEAR Up transformation program. GEAR Up is an efficiency and cost savings initiative program, to accelerate growth and transformation within our Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology reportable segments. We made changes to the structure of our organization during the fourth fiscal quarter of 2024, which resulted in our previous Revelyst reportable segment being reorganized into three new reportable segments. We further finalized plans to centralize certain functions under shared services to better support our segments. We also announced plans to geographically consolidate the businesses within Revelyst Adventure Sports, Revelyst Outdoor Performance and Revelyst Precision Sports Technology. These geographic relocations are expected to be completed during fiscal 2025.

For GEAR Up, we are estimating pre-tax restructuring charges of approximately $40,000 to $50,000 over the duration of the plan. We expect these charges to be completed during fiscal 2027. All of pre-tax restructuring charges will be recorded as corporate expense, and not allocated to our reportable segments.

During fiscal year 2024, we incurred $8,279, of pre-tax restructuring costs in connection with GEAR Up, which are recorded in Selling, general, and administrative expense in the consolidated statements of comprehensive income (loss). In the fourth quarter of fiscal year 2023, we announced a cost reduction and earnings improvement program. We recorded $5,604 and $15,668 of pre-tax restructuring charges for the fiscal years 2024 and 2023, respectively. These restructuring charges are included in selling, general, and administrative expense in our consolidated statement of comprehensive income (loss). This program was substantially completed as of March 31, 2024, with immaterial expenses expected in future years.

The following tables summarize restructuring charges recorded as a result of our restructuring programs for the periods presented:

GEAR Up restructuring costs	Years ended March 31,		Incurred since inception
	2024	2023	
Employee severance and related expenses	$ 6,056	$ —	$ 6,056
Professional fees	1,720	—	1,720
Right-of-use asset impairments	129	—	129
Impairment on technology assets	306	—	306
Other	68	—	68
Total	$ 8,279	$ —	$ 8,279

Cost reduction and earnings improvement program	Years ended March 31,		Incurred since inception
	2024	2023	
Other asset impairments	$ —	$ 7,628	$ 7,628
Employee severance and related expenses	614	5,225	5,839
Right-of-use asset impairments	3,825	1,812	5,637
Impairment on technology assets	—	1,003	1,003
Contract termination costs	1,165	—	1,165
Total	$ 5,604	$ 15,668	$ 21,272

The tables below present a roll forward of our accruals or (deposits) related to GEAR Up, which are included in Accounts payable, Other current liabilities, or Other current assets:

GEAR Up	Balance as of March 31, 2023	Charges	Payments	Balance as of March 31, 2024
Employee severance and related expenses	$ —	$ 6,056	$ (657)	$ 5,399
Professional fees	—	1,720	(2,688)	(968)
Other	—	68	(61)	7
Total	$ —	$ 7,844	$ (3,406)	$ 4,438

Cost reduction and earnings improvement program	Balance as of March 31, 2023	Charges	Payments	Balance as of March 31, 2024
Employee severance and related expenses	$ 5,225	$ 614	$ (4,835)	$ 1,004
Total	$ 5,225	$ 614	$ (4,835)	$ 1,004

14. Long-term Debt

| | March 31, | |
	2024	**2023**
2022 ABL Revolving Credit Facility	$ 220,000	$ 355,000
2022 Term Loan	—	205,000
Total Principal Amount of Credit Agreements	220,000	560,000
4.5% Senior Notes	500,000	500,000
Total Principal Amount of Long-Term Debt	720,000	1,060,000
Less: unamortized deferred financing costs	(2,762)	(10,342)
Carrying amount of long-term debt	717,238	1,049,658
Less: current portion	—	(65,000)
Carrying amount of long-term debt, excluding current portion	$ 717,238	$ 984,658

Credit Agreements—In fiscal year 2023, we refinanced our 2021 ABL Revolving Credit Facility by entering into the 2022 ABL Revolving Credit Facility, which provides for a $600,000 senior secured asset-based revolving credit facility. The amount available under the 2022 ABL Revolving Credit Facility is the lesser of the total commitment of $600,000 or a borrowing base based on percentages of eligible receivables, inventory, and cash, minus certain reserves, but, in each case, subject to the excess availability financial covenant under the 2022 ABL Revolving Credit Facility described below. As of March 31, 2024, the Excess Availability, or the amount available to borrow under the 2022 ABL Revolving Credit Facility, based on the borrowing base less outstanding borrowings of $220,000 and outstanding letters of credit of $14,612, less the minimum required borrowing base of $57,000, was $237,109. The 2022 ABL Revolving Credit Facility matures on March 31, 2026 (the "Maturity Date"), subject to a customary springing maturity in respect of the 4.5% Notes due 2029 (described below). Any outstanding revolving loans under the 2022 ABL Revolving Credit Facility will be payable in full on the Maturity Date.

Concurrently with the effectiveness of the 2022 ABL Revolving Credit Facility, we also obtained a $350,000 senior secured asset-based term loan facility (the "2022 Term Loan"). The 2022 Term Loan was paid off during the fourth quarter of fiscal year 2024.

Borrowings under the 2022 ABL Revolving Credit Facility bear interest at a rate equal to either the sum of a base rate plus a margin ranging from 0.25% to 0.75% or the sum of a Term Secured Overnight Financing Rate ("Term SOFR") plus a credit spread adjustment of 0.10%, plus a margin ranging from 1.25% to 1.75%. The margins vary based on our Average Excess Availability under the 2022 ABL Revolving Credit Facility. As of March 31, 2024, the margin under the 2022 ABL Revolving Credit Facility was 0.50% for base rate loans and 1.50% for Term SOFR loans. We pay a commitment fee on the unused commitments under the 2022 ABL Revolving Credit Facility of 0.175% per annum.

As of March 31, 2024, the weighted average interest rate for our borrowings under the 2022 ABL Revolving Credit Facility was 6.66%.

Debt issuance costs incurred to date related to the 2022 ABL Revolving Credit Facility were approximately $11,310, which includes remaining unamortized debt issuance costs related to the 2021 ABL Credit Facility. The costs are being amortized over the term of the 2022 ABL Revolving Credit Facility, and are included within other current and non-current assets.

Unamortized debt issuance costs of $2,423 related to the 2022 Term Loan were written off during the fourth quarter of fiscal year 2024. This expense is included in interest expense in the consolidated statements of comprehensive income (loss).

Substantially all domestic tangible and intangible assets of Vista Outdoor and our domestic subsidiaries are pledged as collateral under the 2022 ABL Revolving Credit Facility.

4.5% Notes—In fiscal year 2021, we issued $500,000 aggregate principal amount of 4.5% Notes that mature on March 15, 2029. These notes are unsecured and senior obligations. Interest on the notes is payable semi-annually in arrears on March 15 and September 15 of each year. We had the right to redeem some or all of these notes on or after March 15, 2024 at specified redemption prices. Debt issuance costs of approximately $4,491 are being amortized to interest expense over eight years, the term of the notes.

Rank and guarantees—The 2022 ABL Revolving Credit Facility obligation is guaranteed on a secured basis, jointly and severally and fully and unconditionally by substantially all of our domestic subsidiaries. Vista Outdoor (the parent company issuer) has no independent assets or operations. We own 100% of all of these guarantor subsidiaries. The 4.5% Notes are senior unsecured obligations of Vista Outdoor and will rank equally in right of payment with any future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Vista Outdoor. The 4.5% Notes are fully and unconditionally guaranteed, jointly and severally, by our existing and future domestic subsidiaries that guarantee indebtedness under our 2022 ABL Revolving Credit Facility that incur or guarantee certain of our other indebtedness, or indebtedness of any subsidiary guarantor, in an aggregate principal amount in excess of $75,000. These guarantees are senior unsecured obligations of the applicable subsidiary guarantors. The guarantee by any subsidiary guarantor of our obligations in respect of the 4.5% Notes will be released in any of the following circumstances:

- if, as a result of the sale of its capital stock, such subsidiary guarantor ceases to be a restricted subsidiary,

- if such subsidiary guarantor is designated as an "Unrestricted Subsidiary",

- upon defeasance or satisfaction and discharge of the 4.5% Notes, or

- if such subsidiary guarantor has been released from its guarantees of indebtedness under the 2022 ABL Revolving Credit Facility and all capital markets debt securities

Scheduled Minimum Payments—The scheduled minimum payments on outstanding long-term debt were as follows as of March 31, 2024:

Fiscal year 2026	$	220,000
Fiscal year 2029		500,000
Total	$	720,000

Covenants

2022 ABL Revolving Credit Facility—Our 2022 ABL Revolving Credit Facility imposes restrictions on us, including limitations on our ability to pay cash dividends, incur debt or liens, redeem or repurchase Vista Outdoor stock, enter into transactions with affiliates, make investments, merge or consolidate with others or dispose of assets. The 2022 ABL Revolving Credit Facility contains a financial covenant which requires that Excess Availability under the 2022 ABL Revolving Credit Facility cannot fall below the greater of (a) 10% of the line cap or (b) $57,000. As a result of this financial covenant, we must maintain Excess Availability of at least the greater of 10% of the line cap or $57,000 at all times in order to satisfy the financial covenant. The 2022 ABL Revolving Credit Facility includes a covenant that prohibits the "Planned Separation" (as defined in Vista Outdoor's Form 10-K filing for the fiscal year ended March 31, 2022) with respect to the separation of Vista Outdoor's Revelyst and The Kinetic Group segments or any analogous transaction with respect to any line of business, business segment or division (or any part thereof) of Vista Outdoor or any subsidiary thereof. In October 2023, we announced our entry into a definitive agreement to sell The Kinetic Group business to Czechoslovak Group a.s. ("CSG") on a cash-free, debt-free basis with a normalized level of working capital (the "The Kinetic Group Sale" or the "Sporting Products Sale"). See *Sale of The Kinetic Group and Planned Separation* in the Executive Summary and Financial Highlights of Part II, Item 7 of this Annual Report for further discussion of the Sporting Products Sale. Vista Outdoor anticipates that the 2022 ABL Revolving Credit Facility will be repaid in full (or amended to unconditionally release all The Kinetic Group entities from their obligations thereunder) prior to or upon the consummation of the Sporting Products Sale. If we do not comply with the covenants in the 2022 ABL Revolving Credit Facility, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding under such facility. As noted above, the Excess Availability less the minimum required borrowing base under the 2022 ABL Revolving Credit Facility was $237,109 as of March 31, 2024. Vista Outdoor has the option to increase the amount of the 2022 ABL Revolving Credit Facility in an aggregate principal amount not to exceed $150,000, to the extent that any one or more lenders, whether or not currently party to the 2022 ABL Revolving Credit Facility, commits to be a lender for such amount.

4.5% Notes—The indenture governing the 4.5% Notes contains covenants that, among other things, limit our ability to incur or permit to exist certain liens, sell, transfer or otherwise dispose of assets, consolidate, amalgamate, merge or sell all or substantially all of our assets, enter into transactions with affiliates, enter into agreements restricting our subsidiaries' ability to pay dividends, incur additional indebtedness, pay dividends, make other distributions, repurchase, or redeem our capital stock, prepay, redeem or repurchase certain debt and make loans and investments.

The 2022 ABL Revolving Credit Facility and the indenture governing the 4.5% Notes contain cross-default provisions so that noncompliance with the covenants within one debt agreement could also cause a default under the other debt agreement. As of March 31, 2024, we were in compliance with the covenants of all of our debt agreements. However, we cannot provide assurance that we will be able to comply with such financial covenants in the future due to various risks and uncertainties, some of which may be beyond our control. Any failure to comply with the restrictions in the 2022 ABL Revolving Credit Facility may prevent us from drawing under these loans and may result in an event of default under the 2022 ABL Revolving Credit

Facility, which default may allow the creditors to accelerate the related indebtedness and the indebtedness under our 4.5% Notes and proceed against the collateral that secures such indebtedness. We may not have sufficient liquidity to repay the indebtedness in such circumstances.

Cash Paid for Interest on Debt—Cash paid for interest totaled $57,404, $49,343, and $25,328 in fiscal years 2024, 2023, and 2022, respectively.

15. Employee Benefit Plans

Effective February 9, 2015, we sponsored a qualified defined benefit pension and OPEB plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and a SERP plan. These are designed to provide employees with additional security for their retirement. The OPEB Plan was terminated in fiscal 2022 and in fiscal 2018 the pension plan was amended to freeze the accrued benefits and cash balances of the plan, except with respect to additional interest credits required to be made. The SERP plan is immaterial.

Defined Benefit Plan

During fiscal years 2024, 2023, and 2022, we recognized an aggregate net expense for employee defined benefit plans of $951, $1,525, and $426 respectively.

We recognize the funded status of our defined benefit pension plan measured as the difference between the fair value of the plan assets and the benefit obligation. Benefit obligation balances reflect the projected benefit obligation ("PBO") for our pension plan. The weighted average discount rate used to determine the PBO was 5.2% and 4.9% as of March 31, 2024 and 2023, respectively, which decreases the PBO. The fair value of the plan assets was $138,247 and $143,658 as of March 31, 2024 and 2023, respectively. The decrease in fair value from prior year related to benefit payments of $(13,190) partially offset by return on plan assets of $7,779. The benefit obligation was $159,006 and $167,047 as of March 31, 2024 and 2023, respectively. The decrease was related to benefit payments of $(13,190) and actuarial gain of $(2,700) partially offset by interest cost of $7,849. This resulted in an unfunded liability of $20,759 and $23,389 as of March 31, 2024 and 2023, respectively, which is primarily recorded within accrued pension liability on the consolidated balance sheets.

Since 2018, participating employee's benefits continue to grow based on annual interest credits applied to the employee's cash balance account until the commencement of the employee's benefit. Prior to the amendments, the benefits under the affected plans were determined by a cash balance formula that provided participating employees with an annual pay credit as a percentage of their eligible pay based on their age and eligible service.

The weighted average interest crediting rate was 4% for fiscal years 2024 and 2023, respectively. The plan assets are invested in a variety of financial funds which have investments in a variety of financial instruments including equities, fixed income, and hedge funds. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are (1) to meet or exceed the assumed actuarial rate of return of 6.25% and 6.5% over the long-term within reasonable and prudent levels of risk as of March 31, 2024 and 2023, respectively, and (2) to preserve the real purchasing power of assets to meet future obligations.

Investments in financial funds are valued by multiplying the fund's net asset value ("NAV") per share with the number of units or shares owned as of the valuation date. NAV per share is determined by the fund's administrator or our custodian by deducting from the value of the assets of the fund all its liabilities and the resulting number is divided by the outstanding number of shares or units. Investments held by the funds are valued on the basis of valuations furnished by a pricing service approved by the fund's investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the fund's investment manager. For those assets that are invested within hedge funds there are certain restrictions on redemption of those assets including a one-year lockup period from initial investment and thereafter a 65-day notice period prior to redemption. There are no other significant restrictions on redemption of assets within other asset categories.

Employer contributions and distributions—During fiscal year 2024, we made contributions of $0 directly to the pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively. During fiscal year 2023, we made contributions of $0 directly to our pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively. During fiscal year 2022, we made contributions of $1,300 directly to our pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively.

Substantially all contributions made to our pension trust were required by local funding requirements. We currently expect to make contributions of $4,300 during fiscal year 2025. Required future pension contributions are estimated based upon assumptions such as discount rates on future obligations, assumed rates of return on plan assets, and legislative changes. Actual future pension costs and required funding obligations will be affected by changes to these assumptions.

The following benefit payments, which reflect expected future service, are expected to be paid primarily out of the pension trust:

Fiscal year 2025	$	14,854
Fiscal year 2026		13,488
Fiscal year 2027		13,212
Fiscal year 2028		13,113
Fiscal year 2029		13,439
Fiscal years 2030 through 2034		61,959

Defined Contribution Plan

We sponsor a defined contribution retirement plan, a 401(k) savings plan. The plan is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 and covers most employees in the U.S.

Total contributions in fiscal years 2024, 2023, and 2022 were $21,399, $22,298, and $20,462, respectively.

16. Income Taxes

Income (loss) before income taxes is as follows:

		Years ended March 31,				
		2024		**2023**		**2022**
Current:						
U.S.	$	(16,081)	$	44,494	$	619,464
Non-U.S.		1,597		6,168		1,494
Income (loss) before income taxes	$	(14,484)	$	50,662	$	620,958

Our income tax (provision) benefit consists of:

		Years ended March 31,				
		2024		**2023**		**2022**
Current:						
Federal	$	(39,516)	$	(94,041)	$	(107,429)
State		(6,467)		(9,263)		(28,119)
Non-US		(836)		(324)		(739)
Deferred:						
Federal		49,592		42,445		(10,327)
State		5,991		(253)		(1,483)
Non-US		215		1,056		365
Income tax benefit (provision)	$	8,979	$	(60,380)	$	(147,732)

The items responsible for the differences between the federal statutory rate and our effective rate are as follows:

	Years ended March 31,		
	2024	**2023**	**2022**
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal impact	(2.5)%	14.2 %	3.9 %
Foreign derived intangible income	37.7 %	(13.1)%	(1.0)%
Nondeductible goodwill impairment	(30.2)%	110.1 %	— %
Nondeductible earnouts	(15.3)%	(7.5)%	0.2 %
Change in tax contingency	47.0 %	(1.4)%	(0.7)%
Other	4.3 %	(4.1)%	0.4 %
Effective income tax rate	62.0 %	119.2 %	23.8 %

The effective tax rate for the current year is reflective of the federal statutory rate of 21% increased by the beneficial deductions for foreign derived intangible income and changes in tax contingency, partially offset by nondeductible impairment of goodwill and non-deductible earnouts.

The current year decrease in the effective tax rate as compared to the prior fiscal year is primarily due to the impact of nondeductible impairment of goodwill.

Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. The net effect of these temporary differences between the carrying amounts of assets and liabilities are classified in the consolidated financial statements of financial position as non-current assets or liabilities. As of March 31, 2024 and 2023, the components of deferred tax assets and liabilities were as follows:

	March 31,	
	2024	**2023**
Deferred tax assets:		
Inventories	$ 19,123	$ 18,628
Retirement benefits	4,628	6,228
Accounts receivable	6,503	8,245
Accruals for employee benefits	6,497	9,063
Other reserves	4,146	3,597
Loss and credit carryforwards	6,679	5,368
Capital loss carryforward	19,472	19,390
Operating lease liabilities	22,230	25,922
Other	13,386	9,511
Total deferred tax assets	102,664	105,952
Valuation allowance	(21,605)	(21,382)
Total net deferred assets	81,059	84,570
Deferred tax liabilities:		
Intangible assets	(47,428)	(86,956)
Property, plant, and equipment	(273)	(13,970)
Operating lease assets	(20,463)	(24,393)
Total deferred tax liabilities	(68,164)	(125,319)
Net deferred income tax asset (liability)	$ 12,895	$ (40,749)

We have capital loss carryforwards totaling $19,472 as of March 31, 2024, which, if unused, will expire in fiscal year 2025.

As of March 31, 2024, there are federal and state net operating loss and credit carryovers of $5,726, which, if unused, will expire in years March 31, 2025 through March 31, 2045. The carryforwards expiring in fiscal year 2025 are not material.

We have valuation allowances on certain deferred tax assets of $21,605 and $21,382 at March 31, 2024 and 2023, respectively. The increase in valuation allowance from year end 2023 to year end 2024 is primarily due to U.S. state tax attributes.

We have outside basis differences from foreign subsidiaries for which no deferred tax liability has been recorded, as we intend to indefinitely reinvest these balances. Determination of the amount of any unrecognized deferred income tax liability on the temporary difference for these indefinitely reinvested undistributed earnings is not practicable.

Income taxes paid, net of refunds, totaled $65,161 and $43,201 in fiscal years 2024 and 2023, respectively.

As of March 31, 2024 and 2023, unrecognized tax benefits, including interest and penalties, that have not been recorded in the financial statements amounted to $24,853 and $28,692, respectively. Of these amounts, inclusive of interest and penalties, $20,327 and $24,419, for fiscal years 2024 and 2023, respectively, would affect the effective tax rate. It is expected that an $716 reduction of the liability for unrecognized tax benefits will occur in the next 12 months.

We have classified uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

| | Years ended March 31, | | |
	2024	2023	2022
Unrecognized tax benefits—beginning of period	$ 22,719	$ 19,455	$ 18,071
Gross increases—tax positions in prior periods	—	—	304
Gross decreases—tax positions in prior periods	—	—	—
Gross increases—current-period tax positions	2,636	5,258	6,581
Gross decreases—current-period tax positions	—	—	—
Settlements	—	—	—
Lapse of statute of limitations	(6,903)	(1,994)	(5,501)
Unrecognized tax benefits—end of period	$ 18,452	$ 22,719	$ 19,455

We report income tax-related interest income within the income tax provision. Penalties and tax-related interest expense are also reported as a component of the income tax provision. As of March 31, 2024 and 2023, $2,708 and $2,462 of income tax-related interest and $3,691 and $3,509 of penalties were included in accrued income taxes, respectively. As of March 31, 2024, 2023, and 2022, our current tax provision included $2,635, $2,503, and $2,128, respectively, of expense related to interest and penalties.

17. Commitments and Contingencies

We lease certain warehouse, distribution and office facilities, vehicles, and office equipment under operating leases. These operating lease liabilities represent commitments for minimum lease payments under non-cancelable operating leases in the amount of $176,314. See Note 3, *Leases*.

As of March 31, 2024, we have known purchase commitments of $146,733 which are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed minimum or variable price provisions; and the approximate timing of the transaction. We also issued guarantees in the form of standby letters of credit of $14,612 as of March 31, 2024.

Litigation

From time-to-time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial position, or cash flows.

Environmental liabilities

Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. We are obligated to conduct investigation and/or remediation activities at certain sites that we own or operate or formerly owned or operated.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. As a PRP, those former subsidiaries may be required to pay a share of the costs of the investigation and clean-up of these sites. In that event, we would be obligated to indemnify those subsidiaries for those costs. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our operating results, financial position, or cash flows. We have recorded a liability for environmental remediation of $280 as of March 31, 2024 and $717 as of March 31, 2023.

We could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, and we have environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

18. Stockholders' Equity

We have authorized 50,000,000 shares of preferred stock, par value $1.00, none of which have been issued.

As of March 31, 2024, we maintain an equity incentive plan (the "2020 Vista Outdoor Inc. Stock Incentive Plan" or the "Plan"), which became effective on August 4, 2020. The Plan was established to govern equity awards granted to our employees and directors and provides for awards of incentive stock options, stock appreciation rights, restricted stock and restricted stock units, dividend equivalents, performance awards, stock awards, and other stock-based awards. We issue shares from the Plan upon the vesting of performance awards, restricted stock units, grant of restricted stock, or exercise of stock options and the awards are accounted for as equity-based compensation.

As of August 4, 2020, we were authorized to issue up to 3,351,200 common shares under the Plan. As of March 31, 2024, 251,349 common shares remain available to be granted.

Performance Based Awards

We currently grant two types of stock-based performance based awards: performance awards and performance awards with a TSR award modifier. The number of shares that could be issued range from 0% to 200% of the participant's target award.

Performance awards are awards in which the number of shares ultimately received depends on performance against specified metrics over a two to three-year performance period. These performance metrics are established on the grant date. At the end of the performance period, the number of shares of stock that could be issued is fixed based upon the degree of achievement of the performance goals. Performance awards are initially valued at our closing stock price on the date of grant. Stock compensation expense is recognized on a straight-line basis over the vesting period. The expense recognized over the vesting period is adjusted up or down based on the anticipated performance level during the performance period. If the performance metrics are not probable of achievement during the performance period, compensation expense would be reversed. The awards are forfeited if the threshold performance metrics are not achieved as of the end of the performance period. The performance share vest at the end of the performance period.

Performance awards with a TSR modifier are stock-based awards for which the number of shares ultimately received depends on our performance against specified metrics over a three-year performance period and the performance of our common stock over a three-year period relative to that of our peer group. These performance metrics are established on the grant date. At the end of the performance period, the number of shares of stock that could be issued is based upon the degree of achievement of the performance goals. The participants could earn from 0% up to 200% of the three-year target award shares, subject to continued service through the vesting date. After the number of shares earned based on our performance goals is determined, the relative TSR modifier may either increase or decrease the number of shares earned from +20% to -20%, but not over 200% of target shares, based on the performance of our common stock over a three-year period relative to that of our peer group. The fair value of these awards is derived using the Monte Carlo simulation which utilizes our closing stock price on the date of grant and the stock volatility, dividend yield and market correlation of Vista to its peer group. The expense recognized over the vesting period is adjusted up or down based on the anticipated performance level during the performance period. If the performance metrics are not probable of achievement during the performance period, compensation expense would be reversed.

The awards are forfeited if the threshold performance metrics are not achieved as of the end of the performance period. The performance shares vest at the end of the performance period.

We granted 90,847 performance awards during fiscal year 2024. We granted 258,538 performance awards with a TSR modifier during fiscal year 2024. There were 6,763 performance awards earned during fiscal year 2024. There were 87,124 performance awards with a TSR modifier shares earned during fiscal year 2024 that were subject to a three-year performance period related to certain performance goals. Based on our performance, participants earned 100% of the performance awards granted to them and the TSR modifier was not applicable.

The weighted average grant date fair value for performance based award grants was $27.42, $29.66, and $37.88 in fiscal years 2024, 2023, and 2022, respectively.

A summary of our performance based awards for fiscal year 2024 is presented below:

	Shares		Weighted average grant date fair value
Nonvested as of March 31, 2023	242,904	$	35.72
Cancelled/forfeited	(74,888)		30.27
Earned[1]	(93,887)		39.88
Awarded	349,385		27.42
Nonvested as of March 31, 2024	423,514	$	29.25

[1]Performance shares are earned and vest at the end of the performance period based on the performance criteria achieved, subject to continued service through the vesting date.

As of March 31, 2024, the unamortized compensation expense related to these awards was $5,840, which is expected to be recognized over a weighted-average period of 1.8 years.

Stock Option Awards

Stock options may be granted periodically, with an exercise price equal to the fair value of common stock on the date of grant, and generally vest from one to three years from the date of grant. Stock options are generally granted with ten-year terms. We recorded compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The model uses various assumptions, including a risk-free interest rate, the expected term of the options, the expected stock price volatility, and the expected dividend yield. There were no stock options granted during fiscal years 2024, 2023, and 2022.

A summary of our stock option activity for fiscal year 2024 is presented below:

	Shares		Weighted average exercise price	Weighted average remaining contractual life (in years)		Aggregate intrinsic value
Outstanding and exercisable as of March 31,2023	45,270	$	17.86	4.1	$	536
Forfeited/expired	(11,056)		35.86			
Exercised	(10,915)		14.92			
Outstanding and exercisable as of March 31,2024	23,299	$	10.71	4.7	$	514

There were 10,915, 321,260, and 28,921 options exercised during fiscal years 2024, 2023, and 2022, respectively. The total intrinsic value of options exercised during fiscal years 2024, 2023, and 2022 was $143, $4,828, and $1,102, respectively. Cash received from options exercised during fiscal years 2024, 2023, and 2022 was $162, $4,213, and $533, respectively.

As of March 31, 2024, there was no unrecognized compensation cost related to stock option awards.

Restricted Stock Units

Restricted stock units granted to certain key employees and non-employee directors totaled 958,618 shares in fiscal year 2024. The weighted average grant date fair value of restricted stock units granted was $30.66, $27.82, and $34.58 in fiscal years 2024, 2023, and 2022, respectively. Restricted stock units vest over periods generally ranging from one to three years from the date of award and are valued at the market price of common stock as of the grant date.

A summary of our restricted stock unit award activity for fiscal year 2024 is presented below.

	Shares		Weighted average grant date fair value
Nonvested as of March 31, 2023	741,023	$	27.43
Granted	958,618		30.66
Vested	(423,418)		26.41
Forfeited	(46,595)		29.43
Nonvested as of March 31, 2024	1,229,628	$	30.29

As of March 31, 2024, the total unrecognized compensation cost related to non-vested restricted stock units was $29,943 and is expected to be realized over a weighted average period of 1.9 years.

Total pre-tax stock-based compensation expense of $11,450, $28,119, and $27,407 was recognized during fiscal years 2024, 2023, and 2022, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation was $2,023, $6,020, and $4,882 during fiscal years 2024, 2023, and 2022, respectively.

Share Repurchases

Repurchases of shares during fiscal years 2024, 2023, and 2022 were 0, 0, and 2,981, respectively. See Part II, Item 5 of this Annual Report for details on our share repurchase programs.

19. Operating Segment Information

We are currently organized into four operating and reportable segments. During the third fiscal quarter of 2024, we changed the name of the formerly named Outdoor Products reportable segment to Revelyst and our formerly named Sporting Products reportable segment to The Kinetic Group. During the fourth fiscal quarter of 2024, we reorganized the former Revelyst reportable segment into three reportable segments, Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology based on brand portfolios. Our segment reporting is based upon the "management approach," i.e., how we organize operating segments for which separate financial information is (1) available and (2) evaluated regularly by the Chief Operating Decision Maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our Chief Operating Decision Makers (CODMs) are our two Co-Chief Executive Officers.

• The Kinetic Group consists of our ammunition brands. The primary products of this segment include ammunition used for training, hunting, target shooting and personal protection.

• Revelyst Outdoor Performance primarily consists of our outdoor cooking, fishing, outdoor accessories and technical gear and apparel brands. The primary products of this segment include waders, sportswear, outerwear, footwear and fishing tools and accessories, performance optics, outdoor accessories and outdoor cooking equipment.

• Revelyst Adventure Sports primarily consists of our protective gear and apparel, footwear, hydration and e-mobility brands. The primary products of this segment include motocross, mountain biking, cycling, and snow sports protection and accessories, as well as bike hydration packs and water bottles, and e-bikes.

• Revelyst Precision Sports Technology primarily consists of our golf technology brands. The primary products of this segment include high-performance golf GPS devices, laser rangefinders and launch monitors.

Our CODMs rely on internal management reporting that analyzes our segment operating income. Certain corporate-related costs and other non-recurring costs are not allocated to the segments in order to present comparable results from period to period and are not utilized by management in determining segment profitability. As segment assets are not reported to or used by the CODMs to measure business performance or allocate resources, total segment assets are not presented below.

No customer contributed more than 10% of sales during fiscal years 2024, 2023, and 2022.

Our sales to foreign customers were $476,686, $530,197, and $435,175 in fiscal years 2024, 2023, and 2022, respectively. During fiscal year 2024, approximately 30%, 10%, 50%, 10% of these sales were in The Kinetic Group, Revelyst Outdoor Performance, Revelyst Adventure Sports, and Revelyst Precision Sports Technology, respectively. Sales to no individual country outside the U.S. accounted for more than 5% of our sales in fiscal years 2024, 2023, and 2022.

The following table contains information used to evaluate our operating segments for the periods presented below:

Fiscal year ended March 31, 2024

	The Kinetic Group	Revelyst Outdoor Performance	Revelyst Adventure Sports	Revelyst Precision Sports Technology	Reportable segment totals	Corporate and other reconciling items [a]	Total
Sales, net	$ 1,452,627	$ 450,064	$ 607,518	$ 235,854	$ 2,746,063	$ —	$ 2,746,063
Gross profit	485,763	107,511	161,674	104,037	858,985	—	858,985
Operating income	$ 389,960	$ (2,590)	$ (7,864)	$ 39,061	$ 418,567	$ (368,114)	$ 50,453
Other (expense) income, net							(1,988)
Interest expense, net							(62,949)
Income (loss) before income taxes							$ (14,484)
Capital expenditures	$ 12,192	$ 3,024	$ 8,831	$ 1,267	$ 25,314	$ 1,998	$ 27,312
Depreciation and amortization	25,813	22,844	36,513	10,320	95,490	3,801	99,291

Fiscal year ended March 31, 2023

	The Kinetic Group	[b] Revelyst Outdoor Performance	[b] Revelyst Adventure Sports	[b] Revelyst Precision Sports Technology	Reportable segment totals	Corporate and other reconciling items [a]	Total
Sales, net	$ 1,757,932	$ 460,800	$ 625,250	$ 235,825	$ 3,079,807	$ —	$ 3,079,807
Gross profit	653,516	105,446	168,878	112,590	1,040,430	(9,533)	1,030,897
Operating income	$ 552,232	$ (825)	$ 7,305	$ 55,943	$ 614,655	$ (506,800)	$ 107,855
Other (expense) income, net							2,124
Interest expense, net							(59,317)
Income (loss) before income taxes							$ 50,662
Capital expenditures	$ 25,886	$ 4,054	$ 8,491	$ 662	$ 39,093	$ 2,407	$ 41,500
Depreciation and amortization	25,087	22,299	30,371	10,159	87,916	4,173	92,089

Fiscal year ended March 31, 2022

	The Kinetic Group	[b] Revelyst Outdoor Performance	[b] Revelyst Adventure Sports	[b] Revelyst Precision Sports Technology	Reportable segment totals	Corporate and other reconciling items [a]	Total
Sales, net	$ 1,737,891	$ 564,144	$ 556,521	$ 186,065	$ 3,044,621	$ —	$ 3,044,621
Gross profit	712,160	154,565	156,315	88,567	1,111,607	(2,375)	1,109,232
Operating income	$ 600,415	$ 58,531	$ 54,527	$ 51,436	$ 764,909	$ (118,687)	$ 646,222
Other (expense) income, net							—
Interest expense, net							(25,264)
Income (loss) before income taxes							$ 620,958
Capital expenditures	$ 25,637	$ 5,699	$ 7,039	$ 152	$ 38,527	$ 3,907	$ 42,434
Depreciation and amortization	25,602	17,705	18,802	5,520	67,629	4,711	72,340

[a] includes corporate general and administrative expenses of $140,861, $126,185, and $107,325 for the fiscal years 2024, 2023, and 2022, respectively, plus other non-recurring costs that are not allocated to the segments in order to present comparable results as presented to the CODMs. Reconciling items in fiscal year 2024 included goodwill and intangibles impairment of $220,070, post-acquisition compensation expense of $1,328 allocated from the businesses acquired, and change

in the estimated fair value of the contingent consideration payable of $5,855. Reconciling items in fiscal year 2023 included goodwill and intangibles impairment of $374,355, inventory fair value step-up expenses related to the Fox Racing and Simms Fishing acquisitions of $8,079, restructuring expense of $11,620, transition expense of $2,941, post-acquisition compensation expense of $11,130 allocated from the businesses acquired, and non-cash income for the change in the estimated fair value of the contingent consideration payable of $(27,510) related to acquisitions. Reconciling items in fiscal year 2022 included fair value step-up in inventory of $2,375, and post-acquisition compensation expense of $8,987 allocated from businesses acquired.

[b] During the fourth quarter of fiscal year 2024, we modified our reportable segments. Accordingly, prior comparative periods have been restated to conform to the change.

Sales, net exclude all intercompany sales between our reportable segments, which were not material for any of the fiscal years presented.

20. Subsequent Event

On May 1, 2024, we completed the divestiture of the RCBS brand. This business was part of The Revelyst Outdoor Performance reportable segment.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Co-Chief Executive Officers and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2024, and have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit is accumulated and communicated to management, including the Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During fiscal year 2024, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Vista Outdoor prepared and is responsible for the consolidated financial statements and all related financial information contained in this Annual Report. This responsibility includes establishing and maintaining adequate internal control over financial reporting. Vista Outdoor's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, Vista Outdoor designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting. The assessment of the effectiveness of Vista Outdoor's internal control over financial reporting was based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors Vista Outdoor's internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified.

Based on our assessment, management has concluded that Vista Outdoor's internal control over financial reporting is effective as of March 31, 2024.

Our internal control over financial reporting as of March 31, 2024, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

May 29, 2024

	/s/ Eric Nyman
	Eric Nyman
	(Co-Chief Executive Officer)
	/s/ Jason Vanderbrink
	Jason Vanderbrink
	(Co-Chief Executive Officer)
	/s/ Andrew Keegan
	Andrew Keegan
	Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Vista Outdoor Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vista Outdoor Inc. and subsidiaries (the "Company") as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

May 29, 2024

ITEM 9B. OTHER INFORMATION

Regulation S-K, Item 408(a) disclosure: During the fiscal quarter ending March 31, 2024, no director or officer of the Company has adopted or terminated any contract, instruction, or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), or any non-Rule 10b5-1 trading arrangement.

We have adopted an Insider Trading Policy which is applicable to our directors, officers, and employees that is designed to promote compliance with federal securities laws, rules and regulations, as well as the rules and regulations of the NASDAQ Stock Market. A copy of our Insider Trading Policy is furnished as Exhibit 19.1 to this Annual Report.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated by reference from the section entitled *Proposal 1—Election of Directors* and under the heading *The Vista Outdoor Board of Directors* in the section entitled *Corporate Governance at Vista Outdoor* in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the close of fiscal year 2024 (the "2024 Proxy Statement"). Information regarding our executive officers incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor* under the heading *Information About Our Executive Officers* to be included in the 2024 Proxy Statement.

Information regarding our code of ethics (Vista Outdoor's *Code of Business Ethics*), which we have adopted for all directors, officers and employees, is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Code of Business Ethics* to be included in the 2024 Proxy Statement. Our *Code of Business Ethics* is available on our website at *www.vistaoutdoor.com* by selecting *Investors* and then *Governance*.

Information regarding our Audit Committee, including the Audit Committee's financial expert, is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Organization of the Board of Directors— Committees of the Board of Directors—Audit Committee* to be included in the 2024 Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

Information regarding the compensation of our named executive officers is incorporated by reference from the section entitled *Compensation Discussion and Analysis, Named Executive Officer Compensation Tables*, and *Compensation Committee Report* to be included in the 2024 Proxy Statement.

Information regarding compensation of our directors is incorporated by reference from the section entitled *Director Compensation* to be included in the 2024 Proxy Statement.

Information regarding the compensation committee interlocks is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Compensation Committee Interlocks and Insider Participation* to be included in the 2024 Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management is incorporated by reference from the section entitled *Security Ownership of Certain Beneficial Owners* and *Security Ownership of Directors and Executive Officers* to be included in the 2024 Proxy Statement.

Information regarding the securities authorized for issuance under equity compensation plans is incorporated by reference from the section entitled *Securities Authorized for Issuance Under Equity Compensation Plans* to be included in the 2024 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding transactions with related persons is incorporated by reference from the section entitled *Related Person Transactions* to be included in the 2024 Proxy Statement.

Information about director independence is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Director Independence* to be included in the 2024 Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services as well as related pre-approval policies and procedures is incorporated by reference from the section entitled *Fees Paid to Independent Registered Public Accounting Firm* to be included in the 2024 Proxy Statement.

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report

1. Financial Statements

The following is a list of all of the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

	Page
Report of Independent Registered Public Accounting Firm	44
Consolidated Balance Sheets	47
Consolidated Statements of Comprehensive Income (Loss)	48
Consolidated Statements of Cash Flows	49
Consolidated Statements of Stockholders' Equity	50
Notes to the Consolidated Financial Statements	51

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes thereto.

3. Exhibits

The following exhibits with an exhibit number followed by an asterisk (*) are filed electronically with this report. All other exhibits listed below are incorporated by reference from the document listed.

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
2.1	+	Stock Purchase Agreement, dated as of July 5, 2019, by and among Vista Outdoor Operations LLC, Caliber Company, Long Range Acquisition LLC, and Vista Outdoor Inc. (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2019).
2.2	+	Stock Purchase Agreement, dated as of September 9, 2021, by and among Vista Outdoor Inc., the Seller Guarantors named therein, the Sellers named therein, WAWGD, Inc. (d/b/a Foresight Sports, Inc.), WAWGD NEWCO, Inc., and Fortis Advisors LLC, as Seller Representative (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 10, 2021).
2.3	+	Share Purchase Agreement, dated as of June 30, 2022, by and among Fox Parent Holdings, LLC, Fox (Parent) Holdings, Inc., Vista Outdoor Operations LLC and Vista Outdoor Inc. (solely in its capacity as a guarantor) (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 2022).
2.4	+	Agreement and Plan of Merger, dated as of July 22, 2022, by and among Vista Outdoor Operations LLC, Trophy Merger Sub, LLC, Simms Fishing Products LLC, Shareholder Representative Services LLC, as the Equity holder Representative and Vista Outdoor Inc. (solely in its capacity as a guarantor) (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2022).
2.5	+	Agreement and Plan of Merger, dated as of October 15, 2023 by and among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc., and, solely for the purposes of the Guarantor Provisions, CZECHOSLOVAK GROUP a.s. (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2023.
2.6	+	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 27, 2024, by and among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 28, 2024).
2.7	+	Separation Agreement, dated as of October 15, 2023 by and between Vista Outdoor Inc. and Revelyst, Inc. (Exhibit 2.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2023).

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
2.8	+	Employee Matters Agreement, dated as of October 15, 2023 by and between Vista Outdoor Inc. and Revelyst, Inc. (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2023).
3.1		Amended and Restated Certificate of Incorporation of Vista Outdoor Inc. (Exhibit 3.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).
3.2		Certificate of Amendment to Vista Outdoor Inc. Amended and Restated Certificate of Incorporation (Exhibit 3.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2018).
3.3		Vista Outdoor Amended and Restated Bylaws (Exhibit 3.2 to Vista Outdoor's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2023).
4.1		Specimen Common Stock Certificate of Vista Outdoor Inc. (Exhibit 4.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).
4.2		Description of Common Stock (Exhibit 4.7 to Vista Outdoor Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 23, 2019).
4.3		Indenture, dated as of March 3, 2021, among Vista Outdoor Inc., the subsidiaries of Vista Outdoor Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
4.4		Supplemental Indenture, dated as of March 3, 2021, among Vista Outdoor Inc., the subsidiaries of Vista Outdoor Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
4.5		Form of 4.500% Senior Note due 2029 (included as Exhibit A to the Supplemental Indenture filed as Exhibit 4.2) (Exhibit 4.3 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
10.1	#	Vista Outdoor Inc. Executive Officer Incentive Plan. (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.2	#	Vista Outdoor Inc. Executive Severance Plan, as Amended and Restated Effective August 10, 2015 (Exhibit 10.1 to Vista Outdoor Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2015).
10.3	#	Vista Outdoor Inc. Income Security Plan. (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.4	#	Vista Outdoor Inc. Defined Benefit Supplemental Executive Retirement Plan. (Exhibit 10.4 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.5	#	Vista Outdoor Inc. Defined Contribution Supplemental Executive Retirement Plan. (Amended and Restated effective July 31, 2017 and First Amendment thereto effective November 11, 2020).
10.6	#	Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the fiscal years ended March 31, 2012 and March 31, 2013. (Exhibit 10.6 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.7	#	Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the fiscal year ended March 31, 2014. (Exhibit 10.7 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.8	#	Form of Amendment to ATK Non-Qualified Stock Option Award Agreement. (Exhibit 10.8 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.9	#	Form of Vista Outdoor Inc. Restricted Stock Unit Award Agreement. (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
10.10	#	Form of Vista Outdoor Inc. Performance Growth Award Agreement. (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).
10.11	#	Form of Vista Outdoor Inc. Non-Qualified Stock Option Award Agreement. (Exhibit 10.4 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).
10.12	#	Form of Vista Outdoor Inc. Non-Employee Director Restricted Stock Unit Award Agreement (Exhibit 10.26 to Vista Outdoor Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 1, 2015).
10.13	#	Form of Vista Outdoor Inc. Non-Employee Director Deferred Stock Unit Award Agreement (Exhibit 10.28 to Vista Outdoor Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 1, 2015).
10.14	#	Vista Outdoor Inc. 2014 Stock Incentive Plan. (Exhibit 4.3 to Vista Outdoor Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on February 9, 2015).
10.15	#	Vista Outdoor Inc. Employee Stock Purchase Plan (Exhibit 4.1 to Vista Outdoor Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on October 31, 2016).
10.16	#	Vista Outdoor Inc. 2020 Stock Incentive Plan (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2020).
10.17		Asset-Based Revolving Credit Agreement dated as of August 5, 2022 among Vista Outdoor Inc., the additional borrowers from time to time party thereto, each lender from time to time party thereto, each L/C issuer from time to time party thereto and Capital One, National Association, as administrative agent (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).
10.18		Term Loan Credit Agreement dated as of August 5, 2022, among Vista Outdoor Inc., the other borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).
10.19	#	Compensation Letter, dated March 31, 2023, by and between Vista Outdoor Inc. and Jason Vanderbrink (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 3, 2023).
10.20	#	Compensation Letter with Gary McArthur, dated May 1, 2023 (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2023).
10.21	#	Employment Agreement, dated as of July 20, 2023, by and between Vista Outdoor Inc. and Eric Nyman (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2023).
10.22	#	Compensation Letter, dated as of July 20, 2023, by and between Vista Outdoor Inc. and Jason Vanderbrink (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2023.)
10.23	#	Compensation Letter, dated as of July 26, 2023, by and between Vista Outdoor Inc. and Andrew Keegan (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2023).
10.24	#	Compensation Letter, dated as of September 1, 2023, by and between Vista Outdoor Inc. and Jason Vanderbrink (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 5, 2023).
10.25	#	Separation Agreement and General Release of Claims by and between Brad Crandell and Vista Outdoor Operations LLC dated November 1, 2023 (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2023).
19.1	^	Insider Trading Policy
21	*	Subsidiaries of the Registrant as of March 31, 2024.
23	*	Consent of Independent Registered Public Accounting Firm.
31.1	*	Certification of Chief Executive Officer.
31.2	*	Certification of Chief Financial Officer.

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
32	^	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	*	Compensation Recoupment Policy
101	*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended March 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104	*	The cover page from the Company's Annual Report on Form 10-K for the year ended March 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL) (included as Exhibit 101).

* Filed herewith.

^ Furnished herewith

+ Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Vista Outdoor agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that Vista Outdoor may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

# Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISTA OUTDOOR INC.

Date: May 29, 2024	By:	/s/ Andrew Keegan
	Name:	Andrew Keegan
	Title:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and indicated on May 29, 2024.

Signature	Title
/s/ Eric Nyman Eric Nyman	Co-Chief Executive Officer (co-principal executive officer)
/s/ Jason Vanderbrink Jason Vanderbrink	Co-Chief Executive Officer (co-principal executive officer)
/s/ Andrew Keegan Andrew Keegan	Chief Financial Officer (principal financial officer)
/s/ Mark R. Kowalski Mark R. Kowalski	Controller and Chief Accounting Officer (principal accounting officer)
/s/ Michael Callahan Michael Callahan	Chairman of the Board of Directors and Director
/s/ Gary L. McArthur Gary L. McArthur	Director
/s/ Robert M. Tarola Robert M. Tarola	Director
/s/ Michael Robinson Michael Robinson	Director
/s/ Lynn Utter Lynn Utter	Director
/s/ Bruce Grooms Bruce Grooms	Director
/s/ Gerard Gibbons Gerard Gibbons	Director